As submitted confidentially to the United States Securities and Exchange Commission on December 23, 2021. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT 1 TO
CONFIDENTIAL SUBMISSION ON

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Strong Global Entertainment, Inc.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada	3861	N/A
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

4201 Congress Street, Suite 175

Charlotte, NC 28209

(704) 994-8279

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark D. Roberson

Chief Executive Officer

4201 CONGRESS STREET

SUITE 175

CHARLOTTE NC 28209

(704) 994-8279

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mitchell Nussbaum, Esq.	Oded Har-Even, Esq.
Janeane Ferrari, Esq.	Ron Ben-Bassat, Esq.
Loeb & Loeb LLP	Angela Gomes, Esq.
345 Park Avenue	Sullivan & Worcester LLP
New York, New York 10154	1633 Broadway
Phone: (212) 407-4000	New York, NY 10019
Fax: (212) 407-4990	Phone: (212) 660-3000
Fax: (212) 660-3001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate offering Price(1)(2)	Amount of Registration Fee(3)
Common shares, without par value (2)	$	$
Representative’s warrants (4)
Common shares issuable upon exercise of representative’s warrants (5)
Total	$	$

(1)	Includes common shares of Strong Global Entertainment, Inc. (the “Company”), which the underwriters have the right to purchase in over-allotments.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The Company has not had any third-party sales and there is currently no market for the Company’s common shares.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant and includes the offering price of common shares that the underwriters have an option to purchase to cover over-allotments, if any.
(4)	No fee required pursuant to Rule 457(g).
(5)	We have agreed to issue to the representative of the Underwriters (the “Representative”), upon the closing of this offering, warrants to purchase up to an aggregate of common shares (5% of the common shares sold in this offering, but excluding any shares sold upon exercise of the underwriters’ over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per share price equal to 125% of the public offering price per share in this offering (excluding the over-allotment option).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2022

            Shares

Common Shares

Strong Global Entertainment, Inc.

This is a firm commitment initial public offering of common shares of Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (“we”, “us”, “our” or the “Company”). We are selling common shares, based on the mid-point of the range described below. Prior to this offering, there has been no public market for our common shares. We anticipate that the initial public offering price of our shares will be between $            and $           .

We intend to apply to have our common shares listed on the New York Stock Exchange American (“NYSE American”) under the symbol “SGE.” No assurance can be given that our application will be approved. We believe that upon completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NYSE American. However, we cannot guarantee that we will be successful in listing our common shares on the NYSE American. We will not consummate this offering unless our common shares will be listed on the NYSE American.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Emerging Growth Company Status” for additional information.

After the completion of this offering, Ballantyne Strong, Inc., a Delaware corporation (“Ballantyne” or “Parent”), will continue to control a majority of the voting power of our common shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. See “Management— Director Independence and Controlled Company Exception” and “Principal Shareholders.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of the risk that you should consider in connection with an investment in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	In addition, we have agreed to reimburse the representative of the underwriters for certain fees and expenses, including a non-accountable expense allowance equal to 1% of the initial public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 82 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to an additional 15% of the total number of common shares sold in this offering, solely to cover over-allotments, if any. If the underwrites exercise their option in full, the total underwriting discounts and commissions payable by us will be $              , and the total proceeds to us, before expenses, will be $            .

The underwriters expect to deliver the common shares to purchasers on or about               , 2022.

ThinkEquity

The date of this prospectus is                , 2022.

STRONG ENTERTAINMENT

INNOVATIVE CINEMA & PRO A/V SCREENS

STRONG GLOBAL ENTERTAINMENT, INC.

Neither the Company nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of the Company. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you. We are offering to sell, and seeking offers to buy, common shares only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

Unless the context requires otherwise, (a) references to “Strong Global Entertainment,” the “Company,” “we,” “us” and “our” refer to Strong Global Entertainment, Inc., and its consolidated subsidiaries after giving effect to the transactions described under the section titled “The Separation Transaction” (“the “Separation”), and (b) references to “Ballantyne” and “Parent” refer to Ballantyne Strong, Inc., Strong Global Entertainment’s indirect parent, and its consolidated subsidiaries other than Strong Global Entertainment and Strong Global Entertainment’s subsidiaries. Unless the context requires otherwise, statements relating to our history in this prospectus describe the history of Ballantyne’s Strong Entertainment operating segment (the “Entertainment Business”).

i

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

Until                       , 2022 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data. Information that is based on estimates, forecasts, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in the section titled “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to use a number of registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions. Strong Global Entertainment will own these trademarks after completion of the Separation.

Solely for convenience, most trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus, but it is not complete and does not contain all of the information you should consider before investing in our common shares. In addition to this summary, you should read this entire prospectus carefully, including the risks of investing in our common shares and the other information discussed in the section titled “Risk Factors,” and the financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

You should read the entire prospectus carefully, including the “Risk Factors” beginning on page 12, and our financial statements and the notes to the financial statements included elsewhere in this prospectus, and our management’s discussion and analysis of financial condition and results of operations. As used throughout this prospectus, the terms “Strong Global Entertainment,” the “Company,” “we,” “us,” or “our” refer to Strong Global Entertainment, Inc.

We describe in this prospectus the businesses that will be contributed to us by Ballantyne as part of our separation from Ballantyne as if they were our businesses for all historical periods described. Please see the section titled “The Separation Transaction” for a description of the Separation. Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future financial condition, results of operations or cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows.

General

We believe Strong Global Entertainment is a leader in the entertainment industry, having provided mission critical products and services to cinema exhibitors and entertainment venues for over 80 years.

We believe that we have sought to cultivate a leadership position built on our exceptional reputation for quality and service in the industry. We manufacture and distribute premium large format projection screens, provide comprehensive managed services, technical support and related products and services primarily to cinema exhibitors, theme parks, educational institutions, and similar venues.

As a manufacturer and distributor of projection screens systems, we have contractual relationships to supply projection screens to major cinema exhibitors, including IMAX Corporation (“IMAX”) and Cinemark Holdings, Inc. (“Cinemark”), and other cinema operators worldwide. In addition to traditional projection screens, we also manufacture and distribute our Eclipse curvilinear screens, which are specially designed for theme parks, immersive exhibitions, as well as simulation applications.

We also provide maintenance, repair, installation, network support services and other services to cinema operators, primarily in the United States. Many of our customers choose annual managed service arrangements for maintenance and repair services. We also provide maintenance services to customers on a time and materials basis. Our field service and Network Operations Center (“NOC”) staff work hand in hand to monitor and resolve system and other issues for our customers. Our NOC, staffed by software engineers and systems technicians, operates 24/7/365 and monitors our customers’ networked equipment remotely, often providing proactive solutions to systems’ issues before they cause system failures.

The coronavirus pandemic (“COVID-19”) and inflationary pressures have been posing challenges on our business. The COVID-19 global pandemic resulted in a significant impact to our customers, specifically those in the entertainment and advertising industries, and their ability and willingness to purchase our products and services, which continues to negatively impact us. A significant number of our customers temporarily ceased operations during the pandemic, some of which continue to be suspended, limited or modified from what they have been in the past. As such, we have experienced, and anticipate that we will continue to experience at least until our customers have resumed normal operations, a significant decline in our results of operations.

Key Trends Driving our Markets

The following trends positively impact the outlook for the entertainment industry:

●	Post-COVID-19 Recovery — We believe there is pent-up demand for out-of-home entertainment that will drive favorable trends post the COVID-19 in the cinema exhibition and theme park industry. For example, our partner IMAX recently reported:

○	September 2021 box office revenue was above 2019 level
○	October 2021 box office broke all-time October record and is on track to be one of the top 10 months in the company’s history
○	Year-to-date October 2021 local language box office revenue exceeded 2019’s record setting total by 24%
○	Spider-Man: Now Way Home was the sixth largest global opening weekend ever in IMAX

●

Blockbuster Studio Releases – According to the Hollywood Reporter, “Box Office Rebound: “Exhibitor Carnage Is in the Past,” as of October 4, 2021, the pace of Hollywood blockbuster movies scheduled for release to cinemas is poised to accelerate in 2022 and is already creating stronger-than-expected demand trends. This fact, along with the return of exclusive theatrical releases, is encouraging industry analysts who are predicting movie theaters to rebound to pre-pandemic levels by 2023.

Domestic Performance Driven by Hollywood Blockbusters

●	Increasing Trend of Outsourcing in the Cinema Industry — We believe that cinema operators are increasing their use of outsourced services as they seek to reduce internal operating costs and maintain operational flexibility post-COVID-19.

●	Upgrade Cycle from Xenon to Laser Projection — We believe the transition from xenon projection to laser protection in the cinema exhibition industry will accelerate and continue over the next decade. We expect this projection upgrade cycle to drive increased demand for screen replacement as well as for our services to de-install, install and upgrade new and existing projection equipment.

●	Consolidating Industry – The cinema exhibition industry was consolidating via mergers and acquisitions pre-COVID-19. We expect consolidation of the supplier side of the cinema exhibition industry to accelerate post-COVID-19.

Competitive Strengths

We believe the following strength and attributes position Strong Global Entertainment for accelerating growth.

●	Partnerships with Industry Leaders — We believe our reputation for superior quality and customer service have made us the go-to screen provider for many of the leading operators in the industry. We provide projection screens and managed services to all of the top cinema operators in North America, including AMC, IMAX, Cinemark, Regal and many other regional cinema operators. We believe that we provide a majority of the large format projection screens used by the major operators in North America, including exclusive supply contracts with AMC and Cinemark, and we believe we also supply IMAX with all of its projection screens globally. There is greater pressure on theaters to differentiate their experience from the at-home experience. We believe the global trend for premium entertainment plays to Strong Global Entertainment’s strengths.

●	Innovator in the Industry — We are constantly innovating as exemplified by our new, rapidly growing Eclipse curvilinear screen division which specially designs screens with proprietary coatings for maximum viewer engagement in media-based attractions and immersive projection environments. Recently our screens were used in the much publicized Van Gogh: The Immersive Experience exhibit that wowed audiences with its all-encompassing experience of art, light, sound, movement and imagination. We also recently collaborated with Illuminarium Intermediate (Cayman), LLC in Atlanta, Georgia and plan to assist them in other cities as they expand their sensory cinema business. Eclipse screens are also used in theme parks and military simulation applications.

●	Turn-Key, Vertically Integrated Partner — We offer a comprehensive turn-key solution for our customers, offering projection and audio equipment, projection screen systems, as well as installation, break/fix on demand and outsourced managed services providing customers with a one-stop shop for their needs.

●	World-Class and Scalable Manufacturing and Research & Development (“R&D”) — We manufacture our screens in an approximately 80,000 square-foot facility in Joliette, Quebec, Canada (the “Joliette Plant”) that we lease on a long term basis from Strong/MDI. The Joliette Plant is unique with two 90-foot-high screen coating towers which allows us to produce and finish large screens to precise specifications. The Joliette Plant also includes polyvinyl chloride (“PVC”) welding operations with programmable automations and areas dedicated to the manufacture of our paints and coatings used on all our screens, as well as dedicated in-house chemists and R&D capabilities. We believe that our quality control procedures, in-house paint and coating capabilities and the quality standards for the products that we manufacture contribute significantly to our reputation for high performance and reliability.

Growth Strategy

●	Increase Our Sales Efforts to Grow Our Customer Base and Increase Our Share of Our Customers’ Businesses — We have expanded our direct sales force to position Strong Global Entertainment to gain market share post-COVID-19. We intend to continue to increase our sales efforts to grow our customer base and increase the share of our existing customer’s businesses.

●	Geographic expansion — Although we believe we are a market leader in North America, we also believe we have a significant opportunity to expand our projection screen business and our services in the European and Asian markets. We expect to ship our first screens from our new outsourced screen finishing facility in China in early 2022 and believe that local presence will allow us to better serve our existing customers in the market and to expand our reach. We may pursue similar strategies in other markets to better serve our customers and plan to continue to expand our presence in Europe and Asia.

●	Strategic Acquisitions and Industry Partnerships — We believe the cinema equipment and service markets are highly fragmented and that we can materially increase our revenues and scope through selected acquisitions and/or increased strategic partnerships with other players in the industry. Recently, we announced that we expect to enter into a preferred commercial relationship with Cinionic, Inc., the world’s leading provider of laser cinema solutions, to enhance the services to operators across North America. We believe this relationship enhances our ability to service our valued customers by providing increased access to technology, better training for our technicians and will strengthen our global reach due to closer relationships with their international sales teams.

●	Diversify Screen Business into Theme Parks and Other Non-Cinema Applications — Non-cinema revenue has grown as a percent of total revenues in our screen manufacturing business, and we expect to continue to expand our Eclipse immersive product line and other products outside the theatrical cinema market. For example, the innovation of immersive art experiences reflects the market opportunity evidenced by the success of the recently launched nationwide tour of Van Gogh; The Immersive Experience, for which Strong Global Entertainment provided the projection screens. We believe Strong Global Entertainment is uniquely positioned to benefit from the trends outside the theatrical cinema market. The Company’s Eclipse curvilinear screen division, designs screens with proprietary coatings for maximum viewer engagement in media-based attractions and immersive projection environments. The Eclipse product line has experienced year-over-year growth and accounted for approximately 12% of total revenue during the nine months ended September 30, 2021 compared to approximately 3% of total revenue during the same period in 2020.

●	Capitalize on Laser Upgrade Cycle — Cinema operators have begun upgrading from Xenon lamp projectors to Laser projectors which we expect will drive additional demand for new screens and managed services. Laser projectors offer better quality than lamp alternatives, require less frequent bulb replacement, and consume up to 80% less energy lowering overall operating costs for the exhibitor.

Industry Challenges

Recent challenges and negative trends for the industry and the Company include the continuing impact of COVID-19 on the global economy and on cinema and amusement operators, and as detailed below:

●	Our business and the operations of our customers were severely impacted by the pandemic, and may continue to be impacted as a result of the pandemic. Although, most cinema operators are now open and studios have started to accelerate the release of new content to exhibitors, the COVID-19 pandemic is continuing and the new Omicron variant potentially increases the possibility of additional closures or other measures that could negatively impact the pace of recovery in the industry, and the Company’s business as a result.

●	In addition, the COVID-19 has accelerated the adoption of streaming and changes to the theatrical window which may negatively impact the cinema exhibition industry in the future.

●	We have also seen inflationary pressures and disruptions in our supply chain that could impact the cost of materials, labor and freight which could pose challenges to our ability to maintain or increase margins.

The Separation

Prior to the completion of this offering, we will be a wholly-owned subsidiary of Strong/MDI Screen Systems, Inc. (“Strong/MDI”), a company incorporated under the laws of Quebec, Canada, which will own all of our outstanding common shares. Also prior to completion of the offering, Strong/MDI will own all of the outstanding common shares of Strong/MDI Screen Systems, Inc., a company incorporated under the laws of British Columbia (“Strong Entertainment Subco”). Strong/MDI is wholly-owned by Ballantyne. Prior to completion of this offering, Ballantyne will also own all of the outstanding capital stock of Strong Technical Services, Inc. (“STS”).

Prior to the completion of this offering, we will enter into various agreements that will govern the Separation of the Entertainment Business from Ballantyne and its contribution to us. A summary of these agreements is set forth under the heading “Certain Relationships and Related Party Transactions”. These agreements will take effect immediately prior to the closing of this offering and provide for, among other things, the contribution: (i) from Strong/MDI to Strong Entertainment Subco of assets comprising Strong/MDI’s operating business, except the Joliette Plant, and the assumption by Strong Entertainment Subco of liabilities relating thereto, except (A) the installment 20-year loan collateralized by the Joliette Plant and (B) liabilities in respect of product liability or personal injury claims arising out of products sold or distributed by Strong/MDI or Ballantyne (other than in potential liabilities for existing claims which we have agreed to indemnify Strong/MDI or Ballantyne for should they materialize), pursuant to the Master Asset Purchase Agreement; (ii) from Ballantyne to STS of a limited number of contracts and intellectual property used in the Strong/MDI’s operating business, pursuant to an asset transfer agreement between Ballantyne and STS (the “Ballantyne Asset Transfer Agreement”); and (iii) of 100% of the outstanding common shares of Strong Entertainment Subco and 100% of the outstanding shares of capital stock of STS through certain share transfer agreements between Ballantyne and Strong/MDI and Strong/MDI and us (collectively, the “Share Transfer Agreements”). In addition to the above contributions, Strong/MDI has committed under the Master Asset Purchase Agreement (upon closing of this offering), to lease the Joliette Plant to Strong Entertainment Subco under a long term lease agreement (fifteen (15) year lease, with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each,) (the “Joliette Plant Lease”).” For more information regarding the assets and liabilities to be transferred to us, see our unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus.

As a result of the transactions noted above, we will lease the Joliette Plant under a long-term lease, and acquire all of the assets and liabilities related to the screen manufacturing business held by Strong/MDI and/or Ballantyne prior to the effective time of the registration statement related to this offering and all of the operating assets and liabilities of STS. In exchange, we will issue to Strong/MDI           additional common shares.

In addition, in connection with the Separation to be effective upon the closing of this offering, we and Ballantyne intend to enter into a management services agreement (the “Management Services Agreement”) that will provide a framework for our ongoing relationship with Ballantyne. For a description of this agreement, see “Certain Relationships and Related Party Transactions—Relationship with Ballantyne—Management Services Agreement.” We refer to the separation transactions, as described in the section titled “The Separation Transaction” as the “Separation.”

The diagram below depicts a simplified version of our current organizational structure, together with the governing law of each corporate entity.

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Separation and the closing of this offering, together with the governing law of each corporate entity.

Ballantyne Strong, Inc. (Delaware)
100%
Strong/MDI Screen Systems, Inc. (Quebec) (to be renamed)
Public Market Investment
Strong Global Entertainment, Inc. (British Columbia)
100%
100%
Strong/MDI Screen Systems, Inc. (British Columbia)
Strong Technical Services, Inc. (Nebraska)

Controlled Company

Immediately following the completion of this offering, we expect that Ballantyne will control, approximately           % of our outstanding common shares (or approximately           % if the representative exercises its over-allotment option in full). Accordingly, we will be considered a “controlled company” under the NYSE American rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board comprised of a majority of independent directors. We do not intend to take advantage of these exemptions following the completion of this offering, but may do so. See “Management— Director Independence and Controlled Company Exception.”

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the JOBS Act. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions until we are no longer an emerging growth company. We may remain an emerging growth company for up to five years, although we will lose that status as of the last day of the fiscal year in which we have more than $1.07 billion of revenues, have more than $700 million in market value of our common shares held by non-affiliates (assessed as of the most recently completed second quarter), or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably elected not to avail ourselves of this exemption and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K of the Securities Act (“Regulation S-K”). Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our common shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Corporate Information

We were incorporated on November 9, 2021, under the Business Corporations Act (British Columbia) (the “BCBCA”). Our principal executive offices are located at 4201 Congress Street, Suite 175, Charlotte, NC 28209, and our telephone number is (704) 994-8279. The Company’s website address is                                   . The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

Summary Risk Factors

We face numerous risks that could materially affect our business, financial condition, results of operations, and cash flows. Many of the risks summarized below and described herein historically relate to our operations as part of Ballantyne. Following the Separation, these risks will apply to us and our business going forward. Our management believes that the most significant of these risks include the following:

●	The COVID-19 pandemic and ensuing governmental responses have negatively impacted, and could further materially adversely affect, our business, financial condition, results of operations and cash flows.

●	Our operating results could be materially harmed if we are unable to accurately forecast demand for our products and services and adequately manage our inventory.

●	If we are unable to maintain our brand and reputation, our business, results of operations and prospects could be materially harmed.

●	The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our financial condition, results of operations and strategic objectives.

●	We may fail to achieve the expected benefits of the Separation, including enhancing strategic and management focus, providing a distinct investment identity and allowing us to efficiently allocate resources and capital.

●	Any failure to maintain the security of information relating to our customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could expose us to litigation, government enforcement actions and costly response measures, and could disrupt our operations and adversely affect our business and reputation.

●	Any potential future acquisitions, strategic investments, entry into new lines of business, divestitures, mergers or joint ventures may subject us to significant risks, any of which could harm our business.

●	Failure to effectively utilize or successfully assert intellectual property rights could negatively impact us.

●	Natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance.

●	We are a holding company with no operations of our own.

●	We have no history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

●	Ballantyne may fail to perform under various transaction agreements that will be executed as part of the Separation or it may fail to have necessary systems and services in place when certain of the transaction agreements expire.

●	Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.

●	If Ballantyne sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on our common shares and we may become subject to the control of a presently unknown third party.

●	Some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Ballantyne, and some of our directors may have actual or potential conflicts of interest because they also serve as officers of Ballantyne.

●	If there is a determination that the Separation is taxable for U.S. federal income tax purposes, then we could incur significant liabilities.

●	We, or one of our subsidiaries have agreed to indemnify Strong/MDI and/or Ballantyne for future losses, if any, related to current, product liability or personal injury claims arising out of products sold or distributed by Strong/MDI or Ballantyne in the U.S..

●	We need to make certain capital investments to bring the Joliette Plant into compliance with applicable environmental standards and certain building codes, which if not done properly or quickly enough could result in financial penalties and potential interruptions in production.

●	Our planned capital investments, including any we may make to expand the Joliette Plant, could cost more or take longer than expected, and this could disrupt production and affect our cash flow.

●	There may not be an active, liquid trading market for our common shares.

●	Our share price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

●	Our Board can, without shareholder approval, cause preferred shares to be issued on terms that adversely affect common shareholders or which could be used to resist a potential take-over of us.

●	We will be a “controlled company” within the meaning of the rules of the NYSE American and, as a result, will qualify for exemptions from certain corporate governance requirements. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

●	The future sales by Ballantyne or others of our common shares, or the perception that such sales may occur, could depress our common shares price.

●	We are governed by the corporate laws of British Columbia, Canada, which in some cases have a different effect on the rights of shareholders than the corporate laws of the United States.

●	Provisions in our Articles, Canadian law and certain restrictive covenants applicable to us could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and/or limit the market price of our common shares.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

●	Canada does not have a system of exchange controls, and control of the Company by “non-Canadians” may be subject to review and further government action.

●	We do not know whether an active market for our common shares will be sustained or what the market price of our common shares will be and as a result it may be difficult for investors to sell their common shares.

●	The market price of our common shares may fluctuate significantly, which could result in substantial losses by our investors.

●	Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree or which do not produce beneficial results.

For further discussion of these and other risks, see “Risk Factors” beginning on page 12.

The Offering

Common shares offered by us	shares

Common shares outstanding prior to this offering	shares

Common shares to be outstanding after this offering	shares

Option to purchase additional shares	We have granted the representative of the underwriters a 45-day option to purchase up to additional common shares from us at the public offering price, less underwriting discounts and commissions.

Use of proceeds	We plan to use the proceeds of the offering for general corporate purposes, which may include (i) working capital, (ii) capital expenditures, including those related to bringing the Joliette Plant (which we expect to be leased to us post-Separation pursuant to the Joliette Plant Lease) into compliance with certain codes and environmental permits, and a potential expansion of the Joliette Plant (iii) operational purposes and (iv) potential acquisitions in complementary businesses.. While we do not currently have any agreement with respect to an acquisition, we intend to evaluate potential opportunities and could use proceeds of the offering to invest in one or more complementary businesses. The principal reasons for this offering are to increase our working capital, create a public market for our common shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	We do not anticipate declaring or paying any cash dividends to holders of our common shares in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. See “Dividend Policy.”

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common shares.

NYSE American trading symbol	SGE

Transfer Agent and Registrar	The transfer agent and registrar for our common shares is Broadridge Corporate Issuer Solutions, Inc.

Lock-up Agreements

We have agreed with the representative that, without the prior written consent of the representative, subject to certain exceptions, our directors and executive officers, for a period of twelve (12) months, and we and any other holder of our outstanding common shares, for a period of six (6) months, will not in either case, following the date of this prospectus, offer or contract to sell any of our common shares. See “Underwriting.”

Unless otherwise indicated, all information in this prospectus, including information regarding the number of common shares outstanding:

●	assumes an initial public offering price of $ per share (the midpoint of the price range set forth on the front cover of this prospectus);
●	assumes no exercise of the representative’s over-allotment option to purchase additional common shares;
●	no exercise of representative’s warrants;
●	gives effect to the Separation and related transactions; and
●	excludes an aggregate common shares reserved for issuance under our 2021 Share Compensation Plan (the “Plan”) that we intend to adopt in connection with this offering.

SUMMARY HISTORICAL AND OTHER COMBINED FINANCIAL DATA

The summary historical condensed combined statements of operations of Strong Global Entertainment for the years ended December 31, 2020 and December 31, 2019 and the related summary historical condensed combined balance sheets as of December 30, 2020 and December 31, 2019 have been derived from the audited combined financial statements of Strong Global Entertainment included elsewhere in this prospectus. The summary historical condensed combined statements of operations of Strong Global Entertainment for the nine months ended September 30, 2021 and September 30, 2020 and the related summary historical condensed combined balance sheet as of September 30, 2021 have been derived from the unaudited combined financial statements of Strong Global Entertainment included elsewhere in this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements.

Our historical results are not necessarily indicative of our results in any future period. To ensure a full understanding of the summary financial data, the information presented below should be reviewed in combination with the audited combined financial statements and the related notes thereto included elsewhere in this prospectus.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Strong Global Entertainment” and the financial statements of Strong Global Entertainment and the notes thereto included elsewhere in this prospectus.

Our historical combined financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and are derived from Ballantyne’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from Ballantyne. Our combined results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

Ballantyne currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as information technology, legal, finance and accounting, human resources, tax, treasury, and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. Stock-based compensation includes expense attributable to our employees are also allocated from Ballantyne. These allocations are reflected within operating expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the costs we will incur in the future.

Following the completion of this offering, we expect Ballantyne to continue to provide certain of the services described above pursuant to the Management Services Agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Ballantyne – Management Services Agreement”. Pursuant to the Management Services Agreement, Ballantyne will charge us a fee that is based on its actual costs for those services in the future. In addition, we expect the Joliette Plant will be leased to us post-Separation pursuant to the Joliette Plant Lease to be entered into as part of the Separation between Strong Entertainment Subco and Strong/MDI, which will result in additional expense in the future.

Following the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including audit, investor relations, stock administration and regulatory compliance costs. These additional costs will differ from the costs that were historically allocated to us from Ballantyne.

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2021	2020	2020	2019
Statement of Operations Data:
Net product sales	$11,811	$11,370	$15,987	$26,448
Net service revenues	4,395	3,777	4,833	10,921
Total net revenues	16,206	15,147	20,820	37,369
Cost of products sold	7,831	8,287	10,980	16,369
Cost of services	2,861	4,091	5,193	8,842
Total cost of revenues	10,692	12,378	16,173	25,211
Gross profit	5,514	2,769	4,647	12,158
Selling and administrative expenses:
Selling	1,156	1,231	1,656	2,080
Administrative	2,960	3,462	4,312	4,700
Total selling and administrative expenses	4,116	4,693	5,968	6,780
Loss on disposal of assets	-	-	(33)	(69)
Income (loss) from operations	1,398	(1,924)	(1,354)	5,309
Other income (expense):
Interest expense	(84)	(90)	(112)	(139)
Fair value adjustment to notes receivable	-	-	-	(2,857)
Foreign transaction (loss) gain	(56)	51	(292)	(288)
Other income, net	167	2,840	3,129	1,732
Total other income (expense)	27	2,801	2,725	(1,552)
Income before income taxes	1,425	877	1,371	3,757
Income tax (expense) benefit	(346)	(438)	74	(1,864)
Net income	$1,079	$439	$1,445	$1,893

	September 30, 2021 (unaudited)
	Actual	As Adjusted(1)
Balance Sheet Data:
Assets:
Cash and cash equivalents	$5,745	$
Accounts receivable, net	4,447
Inventories, net	2,986
Property, plant and equipment, net	4,971
Liabilities and equity:
Accounts payable, accrued expenses and other current liabilities	$7,274	$
Short-term debt	3,061
Lease obligations	35
Total equity	11,157

(1) The as adjusted balance sheet data in the table above reflects the sale and issuance by us of our common shares in this offering, based upon the assumed initial public offering price of $           per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, after deducting estimated underwriting discounts and commissions, estimated offering expenses payable.

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2021	2020	2020	2019
Statement of Cash Flow Data:
Net cash provided by operating activities	$3,158	$4,349	$4,023	$4,185
Net cash used in investing activities	(150)	(459)	(467)	(1,597)
Net cash used in financing activities	(613)	(2,860)	(3,353)	(2,561)
Other Supplemental Metrics:
Gross margin	34.0%	18.3%	22.3%	32.5%
EBITDA(1)	$2,193	$1,655	$2,353	$4,792
Adjusted EBITDA(1)	674	(1,002)	(119)	6,984

(1) Use of Non-GAAP Measures

We have prepared our combined financial statements in accordance with United States GAAP. In addition to disclosing financial results prepared in accordance with GAAP, we disclose information regarding Adjusted EBITDA, which differs from the term EBITDA as it is commonly used. In addition to adjusting net income (loss) to exclude income taxes, interest, and depreciation and amortization, Adjusted EBITDA also excludes, share-based compensation, fair value adjustments, severance, foreign currency transaction gains (losses), gains on insurance recoveries and other cash and non-cash charges and gains.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, Adjusted EBITDA is used internally in planning and evaluating our operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of our operations that, when coupled with the GAAP results, provides a more complete understanding of our financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (loss) or to net cash from operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table presents a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

EBITDA and Adjusted EBITDA Data (unaudited):

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019

Net income	$1,079	$439	$1,445	$1,893
Interest expense	84	90	112	139
Income tax expense (benefit)	346	438	(74)	1,864
Depreciation and amortization	684	688	870	896
EBITDA	2,193	1,655	2,353	4,792
Stock-based compensation	134	166	232	213
Loss on disposal of assets	-	-	33	69
Foreign currency transaction loss (gain)	56	(51)	292	288
Gain on property and casualty and business interruption insurance recoveries	(148)	(2,850)	(3,107)	(1,235)
Employee retention credit	(1,576)	-	-	-
Fair value adjustment to notes receivable	-	-	-	2,857
Severance and other	15	78	78	-
Adjusted EBITDA	$674	$(1,002)	$(119)	$6,984

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, for information regarding the risks associated with our business and ownership of our common shares. If any of the following risks actually occur, our business, financial condition, results of operations, and cash flows could suffer significantly. In any of these cases, the market price of our common shares could decline.

The risks described below that relate to the prior operations, business activities, and history of the Entertainment Business relate to those operations as part of Ballantyne, and not to our operations as an independent business. However, following the Separation, our management believes that the risks described below will continue to apply to us as an independent business.

Risks Related to Our Business

The COVID-19 pandemic and ensuing governmental responses have negatively impacted, and could further materially adversely affect, our business, financial condition, results of operations and cash flows.

The COVID-19 pandemic has had, and may continue to have, a widespread and detrimental effect on the global economy as a result of the continued increase in the number of cases, particularly in the United States, and actions by public health and governmental authorities, businesses, other organizations and individuals to address the outbreak, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns. The COVID-19 pandemic and ensuing governmental responses have materially negatively impacted, and could further materially adversely affect, our business, financial condition, results of operations and cash flows. The ultimate impact of the COVID-19 pandemic on our business and results of operations remains unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the COVID-19 pandemic, including variants thereof and any repeat or cyclical outbreaks, and any additional preventative and protective actions that governments, or we or our customers, may direct, which may result in an extended period of continued business disruption and reduced operations. For instance, some areas of the United States are experiencing new surges in COVID-19 cases and new variants of COVID-19, which has, in some cases, led to the closure of recently re-opened businesses and further postponed opening other businesses, including movie theaters. Any resulting financial impact cannot be reasonably estimated at this time, but we expect it will continue to have a material impact on our business, financial condition and results of operations.

The repercussions of the COVID-19 global pandemic resulted in a significant impact to our customers, specifically those in the entertainment and advertising industries, and their ability and willingness to purchase our products and services, which continues to negatively impact us. A significant number of our customers temporarily ceased operations during the pandemic, some of which continue to be suspended; as such, we have experienced, and anticipate that we will continue to experience at least until our customers have resumed normal operations, a significant decline in our results of operations. For instance, during this time, many movie theaters and other entertainment centers were forced to close or curtail their hours and, correspondingly, have terminated or deferred their non-essential capital expenditures. While some movie theaters and chains have begun to re-open, or announced plans to re-open in the near future, theater operators may continue to experience reduced revenues for an extended period due to, among other things, consumer concerns over safety and social distancing, depressed consumer sentiment due to adverse economic conditions, including job losses, capacity restrictions, and postponed release dates, shortened “release windows” between the release of motion pictures in theaters and an alternative delivery method, or the release of motion pictures directly to alternative delivery methods, bypassing the theater entirely, for certain movies, and continued COVID-19 outbreaks could cause these theaters to suspend operations again. The COVID-19 pandemic has also adversely affected film production and may adversely affect the pipeline of feature films available in the short- or long-term. In addition to decreased business spending by our customers and prospective customers and reduced demand for our products, lower renewal rates by our customers, increased customer losses/churn, increased challenges in or cost of acquiring new customers and increased risk in collectability of accounts receivable may have a material adverse effect on our business and results of operations. We have also experienced other negative impacts; among other actions, we were required to temporarily close our screen manufacturing facility in Canada due to the governmental response to COVID-19, which we were able to re-open on May 11, 2020, and have experienced lower revenues from field services and a reduction in non-recurring time and materials-based services. The completion of our outsourced screen finishing facility in China by a third party was also delayed by the COVID-19 pandemic, and we are currently evaluating the timing of when we will be able to commence operations at the facility in light of current travel restrictions. We may also experience one or more of the following conditions that could have a material adverse impact on our business operations and financial condition: adverse effects on our strategic partners’ businesses or on the businesses of companies in which we hold investments; impairment charges; extreme currency exchange-rate fluctuations; inability to recover costs from insurance carriers; and business continuity concerns for us, our customers and our third-party vendors.

In response to uncertainties associated with the COVID-19 pandemic, we have taken significant steps to preserve cash and remain in a strong competitive position when the current crisis subsides by eliminating non-essential costs, reducing employee hours and deferring all non-essential capital expenditures to minimum levels. Among other mitigating actions, we implemented targeted furloughs, temporarily curtailed our service and distribution activities in the United States and temporarily reduced compensation of our executive officers and certain other employees, and Ballantyne’s board of directors waived its cash compensation for 2020. We have also implemented remote work policies for many employees, and the resources available to such employees may not enable them to maintain the same level of productivity and efficiency. In addition, these and other employees may face additional demands on their time, such as increased responsibilities resulting from school and childcare closures or illness of family members. Our increased reliance on remote access to our information systems also increases our exposures to potential cybersecurity breaches. We cannot provide any assurance that these actions, or any other mitigating actions we may take, will help mitigate the impact of the COVID-19 pandemic on us.

We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to the unprecedented nature of the disruption to our operations and the unpredictability of the COVID-19 global pandemic. As a consequence, our estimates of the duration of the pandemic and the severity of the impact on our future earnings and cash flows could change and have a material impact on our financial condition and results of operations. Furthermore, we applied for and received wage subsidies, and are in the process of reviewing tax credits and other financial support under the newly enacted COVID-19 relief legislation in the U.S. and Canada. However, the legislation and guidance from the authorities continues to evolve; as such, the amount and timing of support, if any, that we could receive is not determinable at this time, and there can be no guarantees that we will receive financial support through these programs. In addition, certain government benefits that we seek to access have not previously been administered on the present scale or at all. Government or third-party program administrators may be unable to cope with the volume of applications in the near term, and any benefits we receive may not be as extensive as we currently estimate, may impose additional conditions and restrictions on our operations or may otherwise provide less relief than we contemplate. In the event of a sustained market deterioration, and continued declines in net sales, including the impact of such events on the borrowing base under the Strong/MDI credit facilities, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions. We cannot provide any assurance that we will be able to obtain additional sources of financing or liquidity on acceptable terms, or at all.

The ultimate duration and impact of the COVID-19 pandemic on our business, financial condition, results of operations, and cash flows is dependent on future developments, the duration of the pandemic, including repeat or cyclical outbreaks, new and potentially more contagious variants, additional “waves” and the related length of its impact on the global economy, which are uncertain and cannot be predicted at this time due to the daily evolution of the COVID-19 pandemic and the global responses to curb its spread. Furthermore, the extent to which our mitigation efforts are successful, if at all, is not presently ascertainable. However, we expect that our results of operations, including revenues, in future periods will continue to be adversely impacted by the COVID-19 pandemic and its negative effects on global economic conditions, which include a global recession, and that, as result of such effects, we may continue to be adversely affected even after the COVID-19 pandemic has subsided.

We have no assurance of future business from any of our customers.

We estimate future revenue associated with customers and customer prospects for purposes of financial planning and measurement of our sales pipeline, but we have limited contractual assurance of future business from our customers. While we do have arrangements with some of our customers, customers are not required to purchase any minimum amounts, and could stop doing business with us. Some customers maintain simultaneous relationships with our competitors, and could shift more of their business away from us if they choose to do so in the future.

There is no guarantee that we will be able to service and retain or renew existing agreements, maintain relationships with any of our customers or business partners on acceptable terms or at all, or collect amounts owed to us from insolvent customers or business partners. The loss of any of our large customers could have a material adverse impact on our business.

Our operating results could be materially harmed if we are unable to accurately forecast demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we forecast inventory needs, place orders and plan personnel levels based on estimates of future demand. Our ability to accurately forecast demand for our products and services is limited and could be affected by many factors, including an increase or decrease in customer demand for our products and services or for products and services of our competitors, product and service introductions by competitors, unanticipated changes in general market conditions, effects of the COVID-19 pandemic and the weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Conversely, if we underestimate customer demand for our products and services, we may not be able to deliver products to meet requirements, and this could result in damage to our brand and customer relationships and adversely affect our revenue and operating results.

Interruptions of, or higher prices of, components from our suppliers may affect our results of operations and financial performance.

A portion of our revenues are dependent on the distribution of products supplied by various key suppliers. If we fail to maintain satisfactory relationships with our suppliers, or if our suppliers experience significant financial difficulties, we could experience difficulty in obtaining needed goods and services. Some suppliers could also decide to reduce inventories or raise prices to increase cash flow. The loss of any one or more of our suppliers could have an adverse effect on our business, and we may be unable to secure alternative manufacturing arrangements. Even if we are able to obtain alternative manufacturing arrangements, such arrangements may not be on terms similar to our current arrangements or we may be forced to accept less favorable terms in order to secure a supplier as quickly as possible so as to minimize the impact on our business operations. In addition, any required changes in our suppliers could cause delays in our operations and increase our production costs and new suppliers may not be able to meet our production demands as to volume, quality or timeliness.

The markets for our products and services are highly competitive and if market share is lost, we may be unable to lower our cost structure quickly enough to offset the loss of revenue.

The domestic and international markets for our product lines are highly competitive, evolving and subject to rapid technological and other changes. We expect the intensity of competition in each of these areas to continue in the future for a number of reasons including:

●	Certain of the competitors for our digital equipment have longer operating histories and greater financial, technical, marketing and other resources than we do, which, among other things, may permit them to adopt aggressive pricing policies. As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues and our results of operations. Some of our competitors also have greater name and brand recognition and a larger customer base than us.

●	Some of our competitors are manufacturing their own digital equipment while we employ a distribution business model through our distribution agreements with NEC Display Solutions of America, Inc. (“NEC”), Barco, Inc. (“Barco”) and certain other suppliers. As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues.

●	Suppliers could decide to utilize their current sales force to supply their products directly to customers rather than utilizing channels.

In addition, we face competition for consumer attention from other forms of entertainment, including streaming services and other forms of entertainment that may impact the cinema industry. The other forms of entertainment may be more attractive to consumers than those utilizing our technologies, which could harm our business, prospects and operating results.

For these and other reasons, we must continue to enhance our technologies and our existing products and services and introduce new, high-quality technologies, products and services to meet the wide variety of competitive pressures that we face. If we are unable to compete successfully, our business, prospects and results of operations will be materially adversely impacted.

We depend in part on distributors, dealers and resellers to sell and market our products and services, and our failure to maintain and further develop our sales channels could harm our business.

In addition to our in-house sales force, we sell some of our products and services through distributors, dealers and resellers. As we do not have long-term contracts and these agreements may be cancelled at any time, any changes to our current mix of distributors could adversely affect our gross margin and could negatively affect both our brand image and our reputation. If our distributors, dealers and resellers are not successful in selling our products, our revenue would decrease. Specifically, the shutdowns of local and state economies as a result of the COVID-19 pandemic has and may continue in the future to adversely affected the operations of our dealers and resellers. In addition, our success in expanding and entering into new markets internationally will depend on our ability to establish relationships with new distributors. If we do not maintain our relationship with existing distributors or develop relationships with new distributors, dealers and reseller our ability to grow our business and sell our products and services could be adversely affected and our business may be harmed.

Certain of our officers and directors are engaged in other activities and may not devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Certain of our officers and directors have existing responsibilities to provide management and services to other entities including Ballantyne. For example, Mark D. Roberson, our Chief Executive Officer and director, and Todd R. Major, our Chief Financial Officer and director, also have responsibilities as Ballantyne’s Chief Executive Officer and Chief Financial Officer, respectively. While post-Separation, the majority of Ballantyne’s operating business will have moved to the Company, Messrs. Roberson and Major will continue to act as officers of Ballantyne, with corresponding responsibilities, and will therefore still spend some of their time on the business of Ballantyne. However, post-Separation, we expect Messrs. Roberson and Major to each spend a majority, but not all, of their time on the business of our Company. As a result, demands for the time and resources from our Company and other entities, including Ballantyne, may conflict from time to time. Because we rely primarily on each of our officers and directors to manage our company, our officers’ and directors’ limited devotion of time and resources to our business may negatively impact the operation of our business.

If we are unable to maintain our brand and reputation, our business, results of operations and prospects could be materially harmed.

Our business, results of operations and prospects depend, in part, on maintaining and strengthening our brand and reputation for providing high quality products and services. Reputational value is based in large part on perceptions. Although reputations may take decades to build, any negative incidents can quickly erode trust and confidence, particularly if they result in adverse publicity, governmental investigations or litigation. If problems with our products cause operational disruption or other difficulties, or there are delays or other issues with the delivery of our products or services, our brand and reputation could be diminished. Damage to our reputation could also arise from actual or perceived legal violations, product safety issues, data security breaches, actual or perceived poor employee relations, actual or perceived poor service, actual or perceived poor privacy practices, operational or sustainability issues, actual or perceived ethical issues or other events within or outside of our control that generate negative publicity with respect to us. Any event that has the potential to negatively impact our reputation could lead to lost sales, loss of new opportunities and retention and recruiting difficulties. Further, we are a newly formed company, and we have no history of operating as an independent company, and our brand and reputation may be aligned with that of Ballantyne, which means that any harm to Ballantyne’s brand may harm our brand, and similarly, it may take time to promote our brand and reputation as a separate independent company. If we fail to promote and maintain our brand and reputation successfully, our business, results of operations and prospects could be materially harmed.

Our operating margins may decline as a result of increasing product costs.

Our business is subject to pressure on pricing and costs caused by many factors, including intense competition, the cost of components used in our products, labor costs, constrained sourcing capacity, inflationary pressure, pressure from customers to reduce the prices we charge for our products and services, and changes in consumer demand. Costs for the raw materials used in the manufacture of our products are affected by, among other things, energy prices, demand, fluctuations in commodity prices and currency, shipping costs and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials used to manufacture our products or in the cost of labor and other costs of doing business internationally could have an adverse effect on, among other things, the cost of our products, gross margins, operating results, financial condition, and cash flows.

Our sales cycle can be long and timing of orders and shipments unpredictable, particularly with respect to large enterprises, which could harm our business and operating results.

The timing of our sales is difficult to predict, and customers typically order screen and other distribution products with limited advance notice which impacts our ability to forecast revenue and manage operations. For our managed service offerings, the sales cycle can be long and involve educating and achieving buy-in from multiple parts of a customer organization. As a result the length and variable nature of customer ordering patterns and timing could materially adversely impact our business and results of operations.

We are substantially dependent upon significant customers who could cease purchasing our products at any time.

Our top ten customers accounted for 55% of 2020 net revenues and 48% of net revenues for the nine months ended September 30, 2021. Trade accounts receivable from these customers represented 52% of net receivables at December 31, 2020 and 55% at September 30, 2021. Most arrangements with these customers are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from our significant customers could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the economic and political risks of Ballantyne selling products in foreign countries.

Sales outside the United States accounted for 19% of combined sales in both of the fiscal year ended December 31, 2020 and the nine months ended September 30, 2021. We expect that international sales will continue to be important to our business for the foreseeable future. Foreign sales are subject to general political and economic risks, including the adverse impact of changes to international trade and tariff policies, including in the U.S. and China, which have created uncertainty regarding international trade, unanticipated or unfavorable circumstances arising from host country laws or regulations, unfavorable changes in U.S. policies on international trade and investment, the imposition of governmental economic sanctions on countries in which we do business, quotas, capital controls or other trade barriers, whether adopted by individual governments or addressed by regional trade blocks, threats of war, terrorism or governmental instability, currency controls, fluctuating exchange rates with respect to sales not denominated in U.S. dollars, changes in import/export regulations, tariffs and freight rates, potential negative consequences from changes to taxation policies, restrictions on the transfer of funds into or out of a country and the disruption of operations from labor, political and other disturbances, such as the impact of the coronavirus and other public health epidemics or pandemics. Government policies on international trade and investment can affect the demand for our products, impact the competitive position of our products or prevent us from being able to sell or manufacture products in certain countries. The implementation of more restrictive trade policies, such as higher tariffs or new barriers to entry, in countries in which we sell large quantities of products and services could negatively impact our business, financial condition and results of operations. For example, a government’s adoption of “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations. If we were unable to navigate the foreign regulatory environment, or if we were unable to enforce our contract rights in foreign countries, our business could be adversely impacted. Any of these events could reduce our sales, limit the prices at which we can sell our products, interrupt our supply chain or otherwise have an adverse effect on our operating performance.

In addition, a portion of our foreign sales are denominated in foreign currencies and amounted to approximately $2.3 million in 2020. To the extent that orders are denominated in foreign currencies, our reported sales and earnings are subject to foreign exchange fluctuations. In addition, there can be no assurance that our remaining international customers will continue to accept orders denominated in U.S. dollars. For those sales which are denominated in U.S. dollars, a weakening in the value of foreign currencies relative to the U.S. dollar could have a material adverse impact on us by increasing the effective price of our products in international markets. Certain areas of the world are also more cost conscious than the U.S. market and there are instances where our products are priced higher than local manufacturers. We are also exposed to foreign currency fluctuations between the Canadian and U.S. dollar due to our screen manufacturing facility in Canada where a majority of its sales are denominated in the U.S. dollar while its expenses are denominated in Canadian currency. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates.

Any of these factors could adversely affect our foreign activities and our business, financial condition and results of operations.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our financial condition, results of operations and strategic objectives.

Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have tended to become more stringent over time and increase our cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials. We are subject to the risk that we, our employees, our affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take action determined to be in violation of any of these laws. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our financial condition, results of operations and strategic objectives.

In addition, we are subject to Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure by us or our predecessors to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

A reversal of the U.S. economic recovery and a return to volatile or recessionary conditions in the United States or abroad could adversely affect our business or our access to capital markets in a material manner.

Worsening economic and market conditions, downside shocks, or a return to recessionary economic conditions could serve to reduce demand for our products and adversely affect our operating results. These economic conditions may also impact the financial condition of one or more of our key suppliers, which could affect our ability to secure product to meet our customers’ demand. In addition, a downturn in the cinema market could impact the valuation and collectability of certain receivables held by us. Our results of operations and the implementation of our business strategy could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current outbreak of COVID-19 and variants thereof. The most recent global financial crisis caused by the coronavirus resulted in extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business and could have a material adverse effect on us. We could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which we sell our products.

We rely extensively on our information technology systems and are vulnerable to damage and interruption.

We rely on our information technology systems and infrastructure to process transactions, summarize results and manage our business, including maintaining client and supplier information. Additionally, we utilize third parties, including cloud providers, to store, transfer and process data. From time to time, we experience cyber-attacks on our information technology systems. Our information technology systems, as well as the systems of our customers, suppliers and other partners, whose systems we do not control, are vulnerable to outages and an increasing risk of continually evolving deliberate intrusions to gain access to company sensitive information. Likewise, data security incidents and breaches by employees and others with or without permitted access to our systems pose a risk that sensitive data may be exposed to unauthorized persons or to the public. A cyber-attack or other significant disruption involving our information technology systems, or those of our customers, suppliers and other partners, could also result in disruptions in critical systems, corruption or loss of data and theft of data, funds or intellectual property. We may be unable to prevent outages or security breaches in our systems. We remain potentially vulnerable to additional known or yet unknown threats as, in some instances, we, our suppliers and our other partners may be unaware of an incident or its magnitude and effects. We also face the risk that we expose our customers or partners to cybersecurity attacks. Any or all of the foregoing could adversely affect our results of operations and cash flows, as well as our business reputation.

Any failure to maintain the security of information relating to our customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could expose us to litigation, government enforcement actions and costly response measures, and could disrupt our operations and adversely affect our business and reputation.

In connection with the sales and marketing of our products and services, we may from time to time transmit confidential information. We also have access to, collect or maintain private or confidential information regarding our customers, employees, and suppliers, as well as our business. We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology networks and related systems. These risks include operational interruption, private data exposure and damage to our relationship with our customers, among others. Cyber-attacks are rapidly evolving and becoming increasingly sophisticated. It is possible that computer hackers and others might compromise our security measures, or security measures of those parties that we do business with now or in the future, and obtain the personal information of our customers, employees and suppliers or our business information. A security breach of any kind, including physical or electronic break- ins, computer viruses and attacks by hackers, employees or others, could expose us to risks of data loss, litigation, government enforcement actions, regulatory penalties and costly response measures, and could seriously disrupt our operations. Any resulting negative publicity could significantly harm our reputation, which could cause us to lose market share and have an adverse effect on our results of operations.

If we fail to retain key members of management, or successfully integrate new executives, our business may be materially harmed.

Our future success depends, in substantial part, on the efforts and abilities of our current management team. If certain of these individuals were to leave unexpectedly, we could experience substantial loss of institutional knowledge, face difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our loss of services of any of our senior executives, or any failure to effectively integrate new management into our business processes, controls, systems and culture, could have a material adverse effect on us.

Any potential future acquisitions, strategic investments, entry into new lines of business, divestitures, mergers or joint ventures may subject us to significant risks, any of which could harm our business.

Our long-term strategy may include identifying and acquiring, investing in or merging with suitable candidates on acceptable terms, entry into new lines of business and markets or divesting of certain business lines or activities. In particular, over time, we may acquire, make investments in or merge with providers of product offerings that complement our business or may terminate such activities. Mergers, acquisitions, divestitures and entries into new lines of business include a number of risks and present financial, managerial and operational challenges, including but not limited to:

●	diversion of management attention from running our existing business;

●	possible material weaknesses in internal control over financial reporting;

●	increased expenses including legal, administrative and compensation expenses related to newly hired or terminated employees;

●	increased costs to integrate, develop or, in the case of a divestiture, separate the technology, personnel, customer base and business practices of the acquired, new or divested business or assets;

●	potential exposure to material liabilities not discovered in the due diligence process;

●	potential adverse effects on reported results of operations due to possible write-down of goodwill and other intangible assets associated with acquisitions;

●	potential damage to customer relationships or loss of synergies in the case of divestitures; and

●	unavailability of acquisition financing or inability to obtain such financing on reasonable terms.

Any acquired business, technology, service or product or entry into a new line of business could significantly under-perform relative to our expectations, and may not achieve the benefits we expect. For all these reasons, our pursuit of an acquisition, investment, new line of business, divestiture, merger or joint venture could cause our actual results to differ materially from those anticipated.

Failure to effectively utilize or successfully assert intellectual property rights could negatively impact us.

We own or otherwise have rights to various trademarks and trade names used in conjunction with the sale of our products, the most significant of which is Strong®. We rely on trademark laws to protect these intellectual property rights. We cannot assure that these intellectual property rights will be effectively utilized or, if necessary, successfully asserted. There is a risk that we will not be able to obtain and perfect our own intellectual property rights, or, where appropriate, license from others, intellectual property rights necessary to support new product introductions. Our intellectual property rights, and any additional rights we may obtain in the future, may be invalidated, circumvented or challenged in the future. Our failure to perfect or successfully assert intellectual property rights could harm our competitive position and could negatively impact us.

Natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance.

The occurrence of one or more natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes; geo-political events, such as civil unrest in a country in which our suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems; or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics, such as the ongoing COVID-19 pandemic, the impact of which is uncertain and which, if it persists for an extended period of time, could disrupt our global supply chain and result in significant expenses or delays outside of our control, unusual weather conditions or cyber-attacks, could adversely affect our operations and financial performance. For example, the COVID-19 pandemic has impacted and could further impact our operations, customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In addition, temporary cinema closures in domestic and foreign markets and delays to movie release schedules may potentially negatively impact our customers’ operations and timing of orders. Further, adverse events such as health-related concerns about working in our offices, the inability to travel and other matters affecting the general work environment could harm our business. In the event of a major disruption caused by the outbreak of epidemics or pandemic diseases such as coronavirus, we may lose the services of our employees or experience system interruptions, which could lead to diminishment of our business operations. Such events could result, among other things, in operational disruptions, physical damage to or destruction or disruption of one or more of our properties or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations and communications and transportation disruptions. We cannot anticipate all the ways in which the current global health crisis and financial market conditions could adversely impact our business. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economy. Such occurrences could have a material adverse effect on us and could also have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We are potentially at risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

We are a holding company with no operations of our own.

We are a holding company, and our ability to operate is dependent upon the earnings from the business conducted by our subsidiaries that operate the centers. The effect of this structure is that we depend on the earnings of our subsidiaries, and the distribution or payment to us of a portion of these earnings to meet our obligations, including those under any of our debt obligations. The distributions of those earnings or advances or other distributions of funds by these entities to us, all of which are contingent upon our subsidiaries’ earnings, are subject to various business considerations. In addition, distributions by our subsidiaries could be subject to statutory restrictions, including state laws requiring that such subsidiaries be solvent, or contractual restrictions. Some of our subsidiaries may become subject to agreements that restrict the sale of assets and significantly restrict or prohibit the payment of dividends or the making of distributions, loans or other payments to shareholders, partners or members.

Risks Related to the Separation

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

We have historically operated as a business segment of Ballantyne. We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

●	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

●	following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of Ballantyne;

●	following the Separation, our business will be less diversified than Ballantyne’s business prior to the Separation; and

●	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

The services that Ballantyne will provide to us post-Separation, pursuant to the Management Services Agreement, may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the Management Services Agreement, we expect Ballantyne to continue to provide certain services to us, which could include information technology, legal, finance and accounting, human resources, tax, treasury, and other services in exchange for the fees specified in the Management Services Agreement between us and Ballantyne (calculated on the basis of cost and expenses, without mark-up). Ballantyne is not obligated to provide these services in a manner that differs from the nature of the services provided to the Strong Entertainment operating segment during the period prior to the Separation, and thus we may not be able to modify these services in a manner desirable to us as a stand-alone public company. Further, if we no longer receive these services from Ballantyne due to the termination of the Management Services Agreement or otherwise, we may not be able to perform these services ourselves and/or find appropriate third party arrangements at a reasonable cost (and any such costs may be higher than those charged by Ballantyne). See the section titled “Certain Relationships and Related Party Transactions-Relationship with Ballantyne.”

We have no history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future financial condition, results of operations or cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

●	Prior to the Separation, our business has been operated by Ballantyne as part of its broader corporate organization, rather than as an independent company; Ballantyne or one of its affiliates provide support for various corporate functions for us, such as information technology, compensation and benefits, human resources, engineering, finance and internal audit.

●	Our historical financial results reflect the direct, indirect and allocated costs for such services historically provided by Ballantyne. Our historical financial information does not reflect our obligations under the Management Services Agreement we will enter into with Ballantyne in connection with the Separation. At the termination of the Management Services Agreement, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may differ significantly from the comparable expenses we have incurred in the past.

●	Our working capital requirements and capital expenditures historically have been satisfied as part of Ballantyne’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from the historical amounts reflected in our historical financial statements.

●	Currently, our business is integrated with that of Ballantyne and we benefit from Ballantyne’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of Ballantyne.

We based the pro forma adjustments included in this prospectus on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our unaudited pro forma financial information included in this prospectus may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma financial statements do not reflect what business, financial condition, results of operations, and cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical financial statements and the notes to those statements included elsewhere in this prospectus.

Ballantyne may fail to perform under various transaction agreements that will be executed as part of the Separation or it may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the Separation, we through Strong Entertainment Subco or STS will enter into a Master Asset Purchase Agreement, the IP Assignment Agreement, the Ballantyne Asset Transfer Agreement, Ballantyne IP Assignment Agreement, the Joliette Plant Lease and the Share Transfer Agreements with Ballantyne and/or Strong/MDI. The Master Asset Purchase Agreement, the Ballantyne Asset Transfer Agreement and the Joliette Plant Lease will determine the allocation of assets and liabilities (including by means of licensing) between the companies following the Separation and will include any necessary indemnifications related to liabilities and obligations. If Strong/MDI and/or Ballantyne are unable to satisfy their respective obligations under these agreements, we could incur operational difficulties or losses, which may not be adequately indemnified under those agreements. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once these transaction agreements expire or terminate, we may not be able to operate our business effectively and our profitability may decline.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.

Our financial results previously were included within the consolidated results of Ballantyne, and its reporting and control systems were appropriate for subsidiaries of a public company. We may need to upgrade our systems, including duplicating computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, finance and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.

Until completion of the Separation, Ballantyne will control the direction of our business, and post-Separation, Ballantyne will continue to indirectly control the direction of our business, as their concentrated ownership of our common shares will prevent you and other shareholders from influencing significant decisions.

Immediately following the completion of this offering, Ballantyne will control approximately                % of our outstanding common shares (or                % if the underwriters exercise their option to purchase additional shares in full). As long as Ballantyne beneficially controls a majority of the voting power of our outstanding common shares with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if Ballantyne were to control less than a majority of the voting power of our outstanding common shares, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common shares. If Ballantyne does not complete the Separation or otherwise dispose of its common shares, it could remain our controlling shareholder for an extended period of time or indefinitely.

Ballantyne’s interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while Ballantyne controls the majority of the voting power of our outstanding common shares. As a result, Ballantyne may be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	any determination with respect to our business direction and policies, including the appointment and removal of directors;

●	any determinations with respect to mergers, business combinations or dispositions of assets;

●	our financing and dividend policy, and the payment of dividends on our common shares, if any;

●	compensation and benefit programs and other human resources policy decisions;

●	changes to any other agreements that may adversely affect us; and

●	determinations with respect to our tax returns.

Because Ballantyne’s interests may differ from ours or from those of our other shareholders, actions that Ballantyne takes with respect to us, as our controlling shareholder, may not be favorable to us or our other shareholders.

If Ballantyne sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on our common shares and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Ballantyne will continue to control a significant equity interest in our company. Ballantyne will have the ability, should it choose to do so, to sell some or all of our common shares it owns in a privately-negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of Ballantyne to privately sell the common shares it owns, with no requirement for a concurrent offer to be made to acquire all of the common shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your common shares that may otherwise accrue to Ballantyne on its private sale of our common shares. Additionally, if Ballantyne privately sells its significant equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other shareholders.

Some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Ballantyne, and some of our directors may have actual or potential conflicts of interest because they also serve as officers of Ballantyne.

Because of their current or former positions with Ballantyne, some of our executive officers and directors may own Ballantyne common shares or have options to acquire Ballantyne common shares, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, following the Separation, certain of officers and directors will also continue to serve as officers and directors of Ballantyne. Although all transactions with related parties after this offering will be approved by a committee of non-Ballantyne-affiliated directors, this ownership or service may create the appearance of conflicts of interest when the Ballantyne-affiliated officers and/or directors are faced with decisions that could have different implications for Ballantyne or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Ballantyne and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies, including the Management Services Agreement.

The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax as a result of the Separation.

Although we are incorporated under the laws of Canada, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because we are incorporated under the laws of Canada, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that we should be taxed as a U.S. corporation for U.S. federal income tax purposes under section 7874, we would be liable for U.S. federal income tax on our income like any other U.S. corporation and certain distributions made by us to non-U.S. holders of our securities would be subject to U.S. withholding tax. Taxation as a U.S. corporation could have a material adverse effect on our financial position and results from operations.

Section 7874 is currently expected to apply to the Separation in a manner such that we should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, holders are cautioned that the application of section 7874 to us is extremely complex and the applicable Treasury regulations are subject to significant uncertainty and there is limited guidance regarding their application. Moreover, the application of section 7874 to the facts and circumstances of the Separation are uncertain. In addition, there could be a future change in law under section 7874 of the Code, the Treasury Regulations promulgated thereunder or otherwise that could have an effect on the application of section 7874 to us. No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Separation or any other matter described in this prospectus/proxy statement. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described above or that, if challenged, such treatment will be sustained by a court.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with Ballantyne.

The agreements we entered into with Ballantyne in connection with the Separation were negotiated while we were still part of Ballantyne’s business. See “Certain Relationships and Related Party Transactions—Relationship with Ballantyne.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors (the “Board of Directors”) or a management team independent of Ballantyne. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between Ballantyne and us, and arm’s-length negotiations between Ballantyne and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, may have resulted in more favorable terms to the unaffiliated third party.

Because we will lease, instead of own, the Joliette Plant where we manufacture all of our screens, it is possible that Strong/MDI as landlord may terminate the lease which would negatively impact our production.

We manufacture our screens in the Joliette Plant, an approximately 80,000 square-foot facility near Montreal, Quebec, Canada. Strong/MDI, our major shareholder after this offering, Strong/MDI will continue to own this facility. We plan to lease it through Strong Entertainment Subco, our subsidiary post-Separation. While we plan to enter into the Joliette Plant Lease, which is expected to be a fifteen (15) year lease for the Joliette Plant (with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each) with Strong/MDI, it is possible that Strong/MDI may terminate the lease under certain limited circumstances, and therefore interrupt our screen production. In addition, we plan to use part of the proceeds from this offering to improve and expand the Joliette Plant, because it is our only manufacturing facility in North America. Compared to the ownership, the rental relationship may not provide us enough protection on our interests and investments in this facility.

There are certain capital investments that will need to be incurred to bring the Joliette Plant into compliance with applicable environmental standards and certain building codes, which if not done properly or quickly enough could result in financial penalties and potential interruptions in production. Further, such capital investments, including any we may make to expand the Joliette Plant, could cost more or take longer than expected, and this could disrupt production and affect our cash flow.

We have been informed by government agencies in Canada, including the Quebec Environmental Control Center, and the Quebec Ministry of the Environment, that certain aspects of the Joliette Plant, particularly related to its paint and coatings formulation operations do not fully comply with required regulations for environmental atmospheric pollution standards. We have remediated some, but not all, of the identified concerns and intend to undertake an expansion and reorganization of certain areas and purchase additional equipment for the Joliette Plant to address the remaining concerns. If we fail to decrease the level of atmospheric pollution from such operations in the Joliette Plant to a level compliant with our current environmental atmospheric pollution standards in a timely manner or in a manner satisfactory to the Quebec government, the Quebec government could impose penalties or require production to be interrupted or take other actions at the Joliette Plant. Additionally, we have been informed by Joliette Fire Department and the City of Joliette that certain aspects of the Joliette Plant do not comply with all of the applicable provisions of the Quebec Building Code. We intend to bring the Joliette Plant into compliance, but if we fail to do so in a timely manner or in a manner satisfactory to the Joliette Fire Department or the City of Joliette, the City of Joliette could impose penalties or require production to be interrupted or take other actions at the Joliette Plant. Further, any such remediation plans, as well as any plans related to expansion of the Joliette Plant, could cost more or take longer than we expect and could result in production disruptions in the facility during the construction process, and affect our cash flows.

We have agreed to indemnify Ballantyne for future losses, if any, related to current litigation related to the operation businesses being transferred to us in the Separation.

Pursuant to the Master Asset Purchase Agreement and certain other agreements with Ballantyne and/or Strong/MDI, we have agreed to indemnify Strong/MDI and/or Ballantyne for future losses, if any, related to current, product liability or personal injury claims arising out of products sold or distributed by Strong/MDI or Ballantyne in the U.S.. There can be no assurance of the amounts that we may be required to incur to satisfy our indemnification obligations in the future, or that we will have sufficient capital to pay the full amount of such liabilities or losses. Even if we ultimately are able to pay the indemnification amounts for which we are held liable, such payments could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to this Offering and Ownership of Our Common Shares

There may not be an active, liquid trading market for our common shares.

Prior to this offering, there has been no public market for our common shares. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE American or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common shares that you purchase. The initial public offering price of our common shares is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of common shares may decline below the initial public offering price, and you may not be able to resell your common shares at or above the initial public offering price.

Our share price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and results of operations;

●	introduction of new products and services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	sales of large blocks of our shares;

●	additions or departures of key personnel;

●	regulatory developments;

●	litigation and governmental investigations;

●	economic and political conditions or events; and

●	changes in investor perception of our market positions based on third-party information.

These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of our common shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common shares will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

We will be a “controlled company” within the meaning of the rules of the NYSE American and, as a result, will qualify for exemptions from certain corporate governance requirements. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, Ballantyne will continue to control indirectly a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the Board of Directors consist of independent directors;

●	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

While Ballantyne indirectly controls a majority of the voting power of our outstanding common shares, we may not have a majority of independent directors or our nominating and corporate governance and compensation committees may not consist entirely of independent directors. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American.

Future sales by Ballantyne or others of our common shares, or the perception that the Separation or such sales may occur, could depress our common shares price.

Immediately following the completion of this offering, Ballantyne will own indirectly approximately           % of our outstanding common shares (or          % if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act, for so long as Ballantyne is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission (the “SEC”). We are unable to predict with certainty whether or when Ballantyne will sell a substantial number of common shares to the extent it retains shares following the Separation. The sale by Ballantyne of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our common shares.

Pursuant to lock-up agreements, our directors and officers have agreed, for a period of twelve (12) months from the date of this offering, and any other holder of our outstanding common shares has agreed, for a period of six (6) months from the date of this offering, subject to limited exceptions, without the prior written consent of the representative of the underwriters, that they will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities. In addition, pursuant to the Underwriting Agreement (as defined below), we and any of our successors have agreed, for a period of six (6) months from the date of the Underwriting Agreement, that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the common shares subject to the lock-up. See “Underwriting.”

Immediately following this offering, we intend to file a registration statement registering under the Securities Act the common shares reserved for issuance under our Plan. If equity securities granted under our Plan are sold or it is perceived that they will be sold in the public market, the trading price of our common shares could decline substantially. These sales also could impede our ability to raise future capital.

We are governed by the corporate laws of British Columbia, Canada, which in some cases have a different effect on the rights of shareholders than the corporate laws of the United States.

We are governed by the BCBCA, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our Articles, as amended, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to pay for our common shares. The material differences between the BCBCA and Delaware General Corporation Law that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as amalgamations, arrangements or amendments to our Articles) the BCBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the Articles, as amended, as applicable, whereas Delaware General Corporation Law generally only requires a majority vote; and (ii) under the BCBCA holders of an aggregate of 5% or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the Delaware General Corporation Law. We cannot predict whether investors will find our company and our common shares less attractive because of these material differences or because we are governed by the BCBCA. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Provisions in our Articles, as amended, Canadian law and certain restrictive covenants applicable to us could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and/or limit the market price of our common shares.

Provisions in our Articles, as amended, currently in effect, as well as certain provisions under the BCBCA and applicable Canadian laws may discourage, delay or prevent a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their common shares. For instance, our Articles, as amended, contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings.

Because we are a corporation incorporated under the laws of British Columbia, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian Investors to enforce civil liabilities against our directors and officers residing outside Canada.

We are a corporation incorporated under the laws of British Columbia that maintain a principal executive office in the United States, and a substantial portion of our assets are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us, or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgements of U.S. courts obtained in actions against us predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to the Separation, we were a business segment of Ballantyne, and Ballantyne is subject to Section 404 of the Sarbanes-Oxley Act. However, upon completion of this offering, we will not be required to comply with all SEC rules that implement Section 404 of the Sarbanes-Oxley Act and therefore will not be required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an “emerging growth company.” We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2023, and we will not be required to comply with Section 404(b) rules until we cease to be an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until December 31, 2027, although if our total annual gross revenues are $1.07 billion or more, we would cease to be an “emerging growth company” as of December 31st of that year.

In order to comply with these rules, we expect to incur additional expenses and devote increased management effort toward ensuring compliance. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Our remediation efforts may not enable us to avoid a material weakness in our internal control over financial reporting in the future. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our share price.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the closing of this offering of which this prospectus forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE American. As an independent public company, we are required to, among other things:

●	prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and NYSE American rules;

●	have our own Board of Directors and committees thereof, which comply with federal securities laws and NYSE American rules;

●	maintain an internal audit function;

●	institute our own financial reporting and disclosure compliance functions;

●	establish an investor relations function;

●	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

●	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE American.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of Ballantyne. Certain of these functions will be provided by Ballantyne pursuant to the Management Services Agreement. See “Certain Relationships and Related Party Transactions—Relationship with Ballantyne—Management Services Agreement.” Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Risks Related to the Offering

New investors in our common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding common shares immediately after the offering. Based on an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of ,          2021, if you purchase our common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $ per share in pro forma net tangible book value.

As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

Canada does not have a system of exchange controls, and control of the Company by “non-Canadians” may be subject to review and further government action.

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends, profits, interest, royalties and other payments by the Company to non-resident holders of the Common Shares, except as discussed below under “Certain Canadian Federal Income Tax Consequences to Holders of our Common Shares that are Non-Resident in Canada”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

We do not know whether an active market for our common shares will be sustained or what the market price of our common shares will be and as a result it may be difficult for investors to sell their common shares.

Prior to our listing on the NYSE American, there was no trading market for our shares. Additionally, an active trading market for our shares may not emerge and may not be sustainable. It may be difficult for investors to sell their shares without depressing the market price for the shares or at all. As a result of these and other factors, investors may not be able to sell their shares at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling common shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our common shares as consideration. If an active market for our common shares does not develop or is not sustained, it may be difficult to sell your common shares.

We do not intend to pay cash dividends.

We do not intend to declare or pay any cash dividends in the near term and plan to retain all available funds to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

We are applying for listing of our common shares on NYSE American. We can provide no assurance that our common shares will qualify to be listed, and if listed, that our common shares will continue to meet NYSE American listing requirements. If we fail to comply with the continuing listing standards of NYSE American, our securities could be delisted.

We anticipate that our common shares will be eligible to be listed on NYSE American following this offering. However, we can provide no assurance that our application will be approved, and that an active trading market for our common shares will develop and continue. If, after listing, we fail to satisfy the continued listing requirements of NYSE American, such as the corporate governance requirements or the minimum closing bid price requirement, NYSE American may take steps to delist our common shares. Such a delisting would likely have a negative effect on the price of our common shares and would impair your ability to sell or purchase our common shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common shares to become listed again, stabilize the market price or improve the liquidity of our common shares, prevent our common shares from dropping below the NYSE American minimum bid price requirement or prevent future noncompliance with NYSE American’s listing requirements.

Our Board can, without shareholder approval, cause preferred shares to be issued on terms that adversely affect common shareholders or which could be used to resist a potential take-over of us.

Under our Notice of Articles, as amended, our Board is authorized to issue up to 150,000,000 preferred shares in one or more series, none of which were issued and outstanding as of the date of this prospectus. Also, our Board, without shareholder approval, will have the authority to determine the rights, preferences, privileges and restrictions, including voting rights, of those shares. If the Board causes preferred shares to be issued, the rights of the holders of our common shares could be adversely affected. The Board’s ability to determine the terms of preferred shares and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting shares. Preferred shares issued by the Board could include voting rights which could shift the ability to control us to the holders of the preferred shares. Preferred shares could also have conversion rights into common shares at a discount to the market price of the common shares which could negatively affect the market for our common shares. In addition, preferred shares would have preference in the event of liquidation of us, the payment of dividends and other rights superior to the common shares. We have no current plans to issue any preferred shares.

The market price of our common shares may fluctuate significantly, which could result in substantial losses by our investors.

The market price of our common shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	Announcements of technological innovations, new products or product enhancements by us or others;

●	Announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	Success of research and development projects;

●	Developments concerning intellectual property rights or regulatory approvals;

●	Variations in our and our competitors’ results of operations;

●	Changes in earnings estimates or recommendations by securities analysts, if our common shares are covered by analysts;

●	Changes in government regulations or patent decisions;

●	Future issuances of common shares or other securities;

●	The addition or departure of key personnel;

●	Announcements by us or our competitors of acquisitions, investments or strategic alliances;

●	General market conditions, including the volatility of market prices for shares of technology companies generally, and other factors, including factors unrelated to our operating performance; and

●	The other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our common shares and result in substantial losses by our investors.

Further, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations in the past. Continued market fluctuations could result in extreme volatility in the price of our common shares, which could cause a decline in the value of our common shares. Price volatility of our common shares might be worse if the trading volume of our common shares is low. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. Future sales of our common shares could also reduce the market price of such shares.

Moreover, the liquidity of our common shares is limited, not only in terms of the number of shares that can be bought and sold at a given price, but by delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us, if any. These factors may result in lower prices for our common shares than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our common shares. In addition, without a large float, our common shares is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common shares may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our common shares. Trading of a relatively small volume of our common shares may have a greater impact on the trading price of our shares than would be the case if our public float were larger. We cannot predict the prices at which our common shares will trade in the future.

Raising additional capital by issuing securities may cause dilution to existing shareholders and/or have other adverse effects on our operations.

We may need to raise future capital to implement our business strategies. We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Any additional indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or our products, or grant licenses on terms unfavorable to us. Adequate additional financing may not be available to us on acceptable terms, or at all.

Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree or which do not produce beneficial results.

We plan to use the proceeds of the offering for general corporate purposes, which may include working capital, capital expenditures, including improvements to the Joliette Plant (which we expect to be leased to us post-Separation pursuant to the Joliette Plant Lease to be entered into as part of the Separation between Strong Entertainment Subco and Strong/MDI), operational purposes and potential acquisitions in complementary businesses. While we do not currently have any agreement with respect to an acquisition, we intend to evaluate potential opportunities and could use proceeds of the offering to invest in one or more complementary businesses. The principal reasons for this offering are to increase our working capital, create a public market for our common shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes. The principal reasons for this offering are to increase our working capital, create a public market for our common shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes. (See Use of Proceeds). We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our shareholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, and results of operation.

We could be negatively affected by actions of activist shareholders.

Campaigns by shareholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. If we are targeted by an activist shareholder in the future, the process could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our strategic plan. Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or changes to the composition of our Board may lead to the perception of a change in the direction of our business, instability or lack of continuity, which may be exploited by our competitors, cause concern to current or potential customers, who may choose to transact with our competitors instead of us, and make it more difficult to attract and retain qualified personnel.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us and our business. We do not have any control over these analysts. If any of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, any of the analysts who cover us downgrades our stock, or if our results of operations do not meet their expectations, our share price could decline.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. Holders.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Consequences”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other words that convey uncertainty of future events or outcomes, to identify these forward-looking statements. Forward-looking statements in this prospectus may include, but are not limited to, statements about:

●	expectations of future results of operations or financial performance;

●	introduction of new products or compensation strategies;

●	successful implementation of the Separation and our operations of the Entertainment Business following the Separation;

●	plans for growth, future operations, and potential acquisitions;

●	the size and growth potential of possible markets for our product candidates and our ability to serve those markets;

●	the rate and degree of market acceptance of our business model;

●	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and our ability to obtain additional financing;

●	our ability to attract strategic partners with development, regulatory and commercialization expertise; and

●	the development of our marketing capabilities.

There are numerous important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We expressly disclaim any obligation or intention to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate the net proceeds to us in this offering will be approximately $           , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the proceeds of the offering for general corporate purposes, which may include (i) working capital, (ii) capital expenditures, including those related to bringing the Joliette Plant (which we expect to be leased to us post-Separation pursuant to the Joliette Plant Lease) into compliance with certain codes and environmental permits, and a potential expansion of the Joliette Plant, (iii) operational purposes and (iv) potential acquisitions in complementary businesses. While we do not currently have any agreement with respect to an acquisition, we intend to evaluate potential opportunities and could use proceeds of the offering to invest in one or more complementary businesses. The principal reasons for this offering are to increase our working capital, create a public market for our common shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes.

Due to the uncertainties inherent in our business, we cannot estimate with certainty the exact amounts of the net proceeds from this offering that may be used for any purpose. As a result, our management will have broad discretion in applying the net proceeds from this offering.

DIVIDEND POLICY

As of the date of this prospectus, we have never declared or paid any cash dividends on our common shares or other securities and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain all available funds to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

CAPITALIZATION

The table below describes our cash, cash equivalents and investments and capitalization as of September 30, 2021.

●	on an actual basis;

●	on a pro forma basis to give effect to the Separation and related transactions, as if such transactions had occurred on September 30, 2021; and

●	on a pro forma, as-adjusted, basis to reflect the issuance and sale by us of common shares in this offering at an assumed public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

You should read this table in conjunction with the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)

Cash and cash equivalents	$5,745
Debt:
Revolving credit facility	-
20-year installment loan	2,727
5-year equipment loan	334
Operating and capital lease obligations	35
Total debt	$3,096

Equity:
Preferred shares	-
Common shares	-
Additional paid in capital	-
Net parent investment	15,300
Accumulated other comprehensive loss	(4,143)
Total equity	$11,157

Total capitalization	$14,253

DILUTION

If you invest in our common shares in this offering, you will experience dilution to the extent of the difference between the public offering price per share and the net tangible book value per share of our common shares immediately after this offering. If you purchase our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price in this offering per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares upon closing of this offering. Net tangible book value represents the book value of our total tangible assets less the book value of our total liabilities. Pro forma net tangible book value per share represents our net tangible book value divided by the number of common shares issued and outstanding. Pro forma as adjusted net tangible book value per share represents our net tangible book value divided by the number of common shares issued and outstanding after giving effect to the pro forma adjustment described above, and the payment of estimated offering expenses by us in connection with the sale of common shares in this offering.

Our net tangible book value as of September 30, 2021, was approximately $10.1 million. Our pro forma net tangible book value as of                , was $            million, or $            per common share. After giving effect to the pro forma adjustments described above, our pro forma as adjusted net tangible book value as of September 30, 2021, would have been $            million, or $             per share. This represents an immediate and substantial dilution of $        per share to new investors purchasing common shares in this offering. The following table illustrates this dilution per share:

We calculate net tangible book value per common share by dividing our net tangible assets by the number common shares issued and outstanding as of                 .

Public offering price per common share		$
Net tangible book value per common share as of September 30, 2021	$
Increase in net tangible book value per common share attributable to new investors	$
As adjusted net tangible book value per common share as of September 30, 2021, after giving effect to this offering		$
Dilution per common share to new investors participating in this offering		$

A $1.00 increase (or decrease) in the assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (or decrease) the as adjusted net tangible book value per common share after giving effect to this offering by approximately $ , and dilution per common share to new investors by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

THE SEPARATION TRANSACTION

Strong Global Entertainment was incorporated as a company under the BCBCA on November 9, 2021. All of the outstanding common shares of Strong Global Entertainment are currently held by Strong/MDI, a wholly-owned subsidiary of Ballantyne. Prior to completion of this offering, Ballantyne will also own all of the outstanding capital stock of STS. On November 9, 2021, Strong Entertainment Subco was incorporated as a company under the BCBCA. All of the outstanding common shares of Strong Entertainment Subco are currently held by Strong/MDI.

Prior to the completion of this offering, we, Strong Entertainment Subco or STS, will enter into the Master Asset Purchase Agreement, the IP Assignment Agreement (as defined below), the Ballantyne Asset Transfer Agreement, the Ballantyne IP Assignment Agreement, the Joliette Plant Lease, the Share Transfer Agreements and a number of other agreements with Ballantyne and or Strong/MDI for the purpose of accomplishing the Separation and setting forth various matters governing our relationship with Ballantyne after the completion of this offering. Pursuant to the Management Services Agreement, Ballantyne will provide certain services to us, which could include information technology, legal, finance and accounting, human resources, tax, treasury, and other services, and will charge us a fee that is based on its actual costs and expenses for those services in the future (without mark-up). These agreements will take effect upon the closing of this offering. We will enter into these agreements with Ballantyne and/or Strong/MDI while we are still an indirect wholly-owned subsidiary of Ballantyne and certain terms of these agreements are not necessarily the same as could have been obtained from a third party.

The following are the principal steps of the Separation:

1.	Pursuant to the terms of the Master Asset Purchase Agreement and an assignment agreement between Strong/MDI and Strong Entertainment Subco (the “IP Assignment Agreement”), Strong/MDI will transfer to Strong Entertainment Subco the assets comprising Strong/MDI’s operating business, except for the Joliette Plant, and Strong Entertainment Subco will assume the liabilities relating thereto, except for the 20-year installment loan collateralized by the Joliette Plant, all in consideration for common shares of Strong Entertainment Subco;

2.	Pursuant to the terms of the Joliette Plant Lease, Strong/MDI will lease the Joliette Plant to Strong Entertainment Subco for a fifteen (15) year lease, with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each;

3.	Pursuant to the terms of the Ballantyne Asset Transfer Agreement and the Ballantyne IP Assignment Agreement, Ballantyne will transfer to STS a limited number of contracts and intellectual property used in the Strong/MDI’s operating business, all in consideration for common shares of STS;

4.	Pursuant to a Share Transfer Agreement between Strong/MDI and Strong Global Entertainment, Strong/MDI will transfer 100% of the common shares of Strong Entertainment Subco to Strong Global Entertainment in exchange for additional common shares of Strong Global Entertainment;

5.	Pursuant to a Share Transfer Agreement between Ballantyne and Strong/MDI, Ballantyne will transfer all of the shares of capital stock of STS to Strong/MDI in consideration for common shares of Strong/MDI;

6.	Pursuant to a Share Transfer Agreement between Strong/MDI and Strong Global Entertainment, Strong/MDI will transfer all of the shares of capital stock of STS received in step 4 to Strong Global Entertainment in consideration for additional common shares of Strong Global Entertainment; and

7.	Strong/MDI will change its name.

As a consequence of the transactions noted above, we will lease the Joliette Plant under the Joliette Plant Lease, and will indirectly acquire all of the assets and liabilities related to the screen manufacturing business held by Strong/MDI and/or Ballantyne prior to the offering and all of the operating assets and liabilities of STS.

Pursuant to the Master Asset Purchase Agreement, to the extent that permits or consents are not obtained to transfer any particular assets or operations to us prior to the closing of this offering, Strong/MDI will continue to own such assets or operations but will operate them for our benefit and we will be entitled to the economic benefits thereof. See “Certain Relationships and Related Party Transactions—Relationship with Ballantyne—Master Asset Purchase Agreement and Share Transfer Agreements.”

The diagram below depicts a simplified version of our current organizational structure, together with the governing law of each corporate entity.

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Separation and the closing of this offering, together with the governing law of each corporate entity.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020, and the unaudited pro forma condensed combined balance sheet as of September 30, 2021. The unaudited pro forma condensed combined financial statements have been derived by application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet reflects the Separation, this offering and other transactions, as described below, as if they occurred on September 30, 2021, while the unaudited pro forma condensed combined statements of operations give effect to the Separation and this offering as if they occurred on January 1, 2020. The pro forma adjustments, described in the related notes, are based on currently available information and certain estimates and assumptions that management believes are reasonable. These estimates and assumptions are preliminary and have been made solely for purposes of developing these unaudited pro forma condensed combined financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions. Included in the pro forma adjustments are items that are directly related to the Separation and this offering, factually supportable and, for purposes of the unaudited pro forma condensed combined statements of operations, have a continuing impact.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Separation or this offering been completed on September 30, 2021 for the unaudited pro forma condensed combined balance sheet or on January 1, 2020 for the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of this offering.

The unaudited pro forma condensed combined financial statements reflect the impact of certain transactions, which primarily comprise the following:

●	the Separation, which outlines the assets and liabilities to be contributed by Ballantyne to Strong Global Entertainment at Separation date as described in the section titled “The Separation Transaction”;

●	the Joliette Plant Lease between Strong/MDI and Strong Entertainment Subco; and

●	the receipt of approximately $ million in net proceeds from the sale of common shares in this offering at an assumed initial offering price of per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

We have historically operated as an operating segment of Ballantyne. Ballantyne currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. Stock-based compensation includes expense attributable to our employees allocated from Ballantyne. These allocations are primarily reflected within operating expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the additional costs we will incur in the future as we operate as a stand-alone company.

Following the completion of this offering, we expect Ballantyne to continue to provide certain of the services described above pursuant to the Management Services Agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Ballantyne – Management Services Agreement”. Pursuant to the Management Services Agreement, Ballantyne will charge us a fee that is based on its actual costs for those services in the future. The unaudited pro forma condensed combined financial statements have been adjusted for as estimate of these management services to the extent that future costs are expected to be different from historical allocations, however actual results may differ from historical allocations or pro forma estimated management services costs.

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including audit, investor relations, stock administration and regulatory compliance costs. These additional costs will differ from the costs that were historically allocated to us from Ballantyne.

The following unaudited pro forma condensed combined financial statements and the related notes should be read in conjunction with the sections titled “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the annual audited combined financial statements, the unaudited interim combined financial statements and the related notes included elsewhere in this prospectus.

(in thousands)	September 30, 2021 (unaudited)
	Actual	Adjustments	Pro Forma

Assets
Current assets:
Cash and cash equivalents	$5,745
Accounts receivable, net of allowance for doubtful accounts	4,447
Inventories, net	2,986
Other current assets	2,981
Total current assets	16,159
Property, plant and equipment, net	4,971
Operating lease right-of-use assets	27
Finance lease right-of-use assets	1
Intangible assets, net	132
Goodwill	937
Other assets	20
Total assets	$22,247

Liabilities and Equity
Current liabilities:
Accounts payable	$2,857
Accrued expenses	1,489
Short-term debt	3,061
Current portion of operating lease obligations	34
Current portion of finance lease obligations	1
Deferred revenue and customer deposits	2,928
Total current liabilities	10,370
Operating lease obligations, net of current portion	-
Deferred income taxes	639
Other long-term liabilities	81
Total liabilities	11,090

Equity:
Accumulated other comprehensive loss	(4,143)
Net parent investment	15,300
Total equity	11,157
Total liabilities and equity	$22,247

(in thousands)	Nine Months Ended September 30, 2021 (unaudited)
	Actual	Adjustments	Pro Forma

Net product sales	$11,811
Net service revenues	4,395
Total net revenues	16,206
Cost of products sold	7,831
Cost of services	2,861
Total cost of revenues	10,692
Gross profit	5,514
Selling and administrative expenses:
Selling	1,156
Administrative	2,960
Total selling and administrative expenses	4,116
Income from operations	1,398
Other income (expense):
Interest expense	(84)
Foreign currency transaction loss	(56)
Other income, net	167
Total other income	27
Income before income taxes	1,425
Income tax expense	(346)
Net income	$1,079

(in thousands)	Year Ended December 31, 2020 (unaudited)
	Actual	Adjustments	Pro Forma

Net product sales	$15,987
Net service revenues	4,833
Total net revenues	20,820
Cost of products sold	10,980
Cost of services	5,193
Total cost of revenues	16,173
Gross profit	4,647
Selling and administrative expenses:
Selling	1,656
Administrative	4,312
Total selling and administrative expenses	5,968
Loss on disposal of assets	(33)
Loss from operations	(1,354)
Other income (expense):
Interest expense	(112)
Foreign currency transaction loss	(292)
Other income, net	3,129
Total other income	2,725
Income before income taxes	1,371
Income tax benefit	74
Net income	$1,445

SELECTED HISTORICAL AND OTHER COMBINED FINANCIAL DATA

The selected historical condensed combined statements of operations of Strong Global Entertainment for the years ended December 31, 2020 and December 31, 2019 and the related selected historical condensed combined balance sheets as of December 31, 2020 and December 31, 2019 have been derived from the audited combined financial statements of Strong Global Entertainment included elsewhere in this prospectus. The selected historical condensed combined statements of operations of Strong Global Entertainment for the nine months ended September 30, 2021 and September 30, 2020 and the related selected historical condensed combined balance sheet as of September 30, 2021 have been derived from the unaudited combined financial statements of Strong Global Entertainment included elsewhere in this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements.

Our historical results are not necessarily indicative of our results in any future period. To ensure a full understanding of the selected financial data, the information presented below should be reviewed in combination with the audited combined financial statements and the related notes thereto included elsewhere in this prospectus.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Strong Global Entertainment” and the financial statements of Strong Global Entertainment and the notes thereto included elsewhere in this prospectus.

Our historical combined financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from Ballantyne’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from Ballantyne. Our combined results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

Ballantyne currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. Stock-based compensation includes expense attributable to our employees are also allocated from Ballantyne. These allocations are reflected within operating expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the additional costs we will incur in the future as we operate as a stand-alone company.

Following the completion of this offering, we expect Ballantyne to continue to provide certain of the services described above pursuant to the Management Services Agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Ballantyne – Management Services Agreement”. Pursuant to the Management Services Agreement, Ballantyne will charge us a fee that is based on its actual costs for those services in the future.

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including audit, investor relations, stock administration and regulatory compliance costs. These additional costs will differ from the costs that were historically allocated to us from Ballantyne.

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2021	2020	2020	2019
Statement of Operations Data:
Net product sales	$11,811	$11,370	$15,987	$26,448
Net service revenues	4,395	3,777	4,833	10,921
Total net revenues	16,206	15,147	20,820	37,369
Cost of products sold	7,831	8,287	10,980	16,369
Cost of services	2,861	4,091	5,193	8,842
Total cost of revenues	10,692	12,378	16,173	25,211
Gross profit	5,514	2,769	4,647	12,158
Selling and administrative expenses:
Selling	1,156	1,231	1,656	2,080
Administrative	2,960	3,462	4,312	4,700
Total selling and administrative expenses	4,116	4,693	5,968	6,780
Loss on disposal of assets	-	-	(33)	(69)
Income (loss) from operations	1,398	(1,924)	(1,354)	5,309
Other income (expense):
Interest expense	(84)	(90)	(112)	(139)
Fair value adjustment to notes receivable	-	-	-	(2,857)
Foreign currency transaction (loss) income	(56)	51	(292)	(288)
Other income, net	167	2,840	3,129	1,732
Total other income (expense)	27	2,801	2,725	(1,552)
Income before income taxes	1,425	877	1,371	3,757
Income tax (expense) benefit	(346)	(438)	74	(1,864)
Net income	$1,079	$439	$1,445	$1,893

	September 30, 2021 (unaudited)	December 31, 2020	December 31, 2019
Balance Sheet Data:
Assets:
Cash and cash equivalents	$5,745	$3,355	$3,099
Accounts receivable, net	4,447	5,580	7,514
Inventories, net	2,986	2,264	2,325
Property, plant and equipment, net	4,971	5,364	5,658
Liabilities and equity:
Accounts payable, accrued expenses and other current liabilities	$7,274	$4,080	$5,874
Short-term debt	3,061	3,299	3,080
Lease obligations	35	114	383
Total equity	11,157	10,632	11,794

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2021	2020	2020	2019
Statement of Cash Flow Data:
Net cash provided by operating activities	$3,158	$4,349	$4,023	$4,185
Net cash used in investing activities	(150)	(459)	(467)	(1,597)
Net cash used in financing activities	(613)	(2,860)	(3,353)	(2,561)
Other Supplemental Metrics:
Gross margin	22.3%	18.3%	22.3%	32.5%
EBITDA	$2,193	$1,655	$2,353	$4,792
Adjusted EBITDA	674	(1,002)	(119)	6,984

Use of Non-GAAP Measures

We have prepared our combined financial statements in accordance with United States GAAP. In addition to disclosing financial results prepared in accordance with GAAP, we disclose information regarding Adjusted EBITDA, which differs from the term EBITDA as it is commonly used. In addition to adjusting net income (loss) to exclude income taxes, interest, and depreciation and amortization, Adjusted EBITDA also excludes, share-based compensation, fair value adjustments, severance, foreign currency transaction gains (losses), gains on insurance recoveries and other cash and non-cash charges and gains.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, Adjusted EBITDA is used internally in planning and evaluating our operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of our operations that, when coupled with the GAAP results, provides a more complete understanding of our financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (loss) or to net cash from operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table presents a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2021	2020	2020	2019

Net income	$1,079	$439	$1,445	$1,893
Interest expense	84	90	112	139
Income tax expense (benefit)	346	438	(74)	1,864
Depreciation and amortization	684	688	870	896
EBITDA	2,193	1,655	2,353	4,792
Stock-based compensation	134	166	232	213
Loss on disposal of assets	-	-	33	69
Foreign currency transaction loss (gain)	56	(51)	292	288
Gain on property and casualty and business interruption insurance recoveries	(148)	(2,850)	(3,107)	(1,235)
Employee retention credit	(1,576)	-	-	-
Fair value adjustment to notes receivable	-	-	-	2,857
Severance and other	15	78	78	-
Adjusted EBITDA	$674	$(1,002)	$(119)	$6,984

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial condition and results of operations of Strong Global Entertainment as of, and for, the periods presented. As discussed elsewhere, our historical combined financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from Ballantyne’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from Ballantyne. Our combined results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented. And such information does not give effect to the Separation. We describe in this section the businesses that will be contributed to us by Ballantyne as part of our Separation, as if they were our businesses for all historical periods described.

Overview

We are one of the largest manufacturers of premium projection screens and customized screen support systems, and we also distribute digital cinema equipment and provide technical support services to the entertainment industry. We provide exhibitors with a single source for cinema and projection products, solutions and services. We are focused on improving the operating performance as the United States and other countries recover from COVID-19 related business disruptions. We plan to manage the Strong Global Entertainment business segment to grow market share and organic revenue and improve operating results, with the intent of expanding the ultimate valuation of the business. In addition, we may acquire other businesses, which may be within or outside of the Company’s existing markets.

Impact of COVID-19 Pandemic

In December 2019, a novel coronavirus disease was initially reported, and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. COVID-19 has had a widespread and detrimental effect on the global economy as a result of the continued increase in the number of cases, particularly in the United States, and actions by public health and governmental authorities, businesses, other organizations and individuals to address the outbreak, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns. The ultimate impact of the COVID-19 pandemic on our business and results of operations remains unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the COVID-19 pandemic, including repeat or cyclical outbreaks, and any additional preventative and protective actions that governments, or we or our customers, may direct, which may result in an extended period of continued business disruption and reduced operations. For instance, some areas of the United States are experiencing new surges in COVID-19 cases, which has, in some cases, led to the closure of recently re-opened businesses and further postponed opening other businesses, including movie theaters. Any resulting financial impact cannot be reasonably estimated at this time, but we expect it will continue to have a material impact on our business, financial condition and results of operations.

The repercussions of the COVID-19 global pandemic resulted in a significant impact to our customers, specifically those in the entertainment and advertising industries, and their ability and willingness to spend on our products and services, which continues to negatively impact us. A significant number of our customers temporarily ceased operations during the pandemic, some of which continue to be suspended; as such, we have experienced, and anticipate that we will continue to experience at least until our customers have resumed normal operations, a significant decline in our results of operations. For instance, during this time, many movie theaters and other entertainment centers were forced to close or curtail their hours and, correspondingly, have terminated or deferred their non-essential capital expenditures. While some movie theaters and chains have begun to re-open, or announced plans to re-open in the near future, theater operators may continue to experience reduced revenues for an extended period due to, among other things, consumer concerns over safety and social distancing, depressed consumer sentiment due to adverse economic conditions, including job losses, capacity restrictions, and postponed release dates, shortened “release windows” between the release of motion pictures in theaters and an alternative delivery method, or the release of motion pictures directly to alternative delivery methods, bypassing the theater entirely, for certain movies, and continued COVID-19 outbreaks could cause these theaters to suspend operations again. The COVID-19 pandemic has also adversely affected film production and may adversely affect the pipeline of feature films available in the short- or long-term. In addition to decreased business spending by our customers and prospective customers and reduced demand for our products, lower renewal rates by our customers, increased customer losses/churn, increased challenges in or cost of acquiring new customers and increased risk in collectability of accounts receivable may have a material adverse effect on our business and results of operations. We have also experienced other negative impacts; among other actions, we were required to temporarily close our screen manufacturing facility in Canada due to the governmental response to COVID-19, which we were able to re-open on May 11, 2020, and have experienced lower revenues from field services and a reduction in non-recurring time and materials-based services. The completion of our outsourced screen finishing facility in China by a third party was also delayed by the COVID-19 pandemic, and we are currently evaluating the timing of when we will be able to commence operations at the facility in light of current travel restrictions. We may also experience one or more of the following conditions that could have a material adverse impact on our business operations and financial condition: adverse effects on our strategic partners’ businesses or on the businesses of companies in which we hold investments; impairment charges; extreme currency exchange-rate fluctuations; inability to recover costs from insurance carriers; and business continuity concerns for us, our customers and our third-party vendors.

The Consolidated Appropriations Act extended and expanded the availability of the CARES Act employee retention credit through June 30, 2021. Subsequently, the American Rescue Plan Act of 2021 (‘ARP Act’), enacted on March 11, 2021, extended and expanded the availability of the employee retention credit through December 31, 2021, however, certain provisions apply only after December 31, 2020. This new legislation expanded the group of qualifying business to include businesses with fewer than 500 employees and those who previously qualified for the Paycheck Protection Program (the “PPP Loan”). The employee retention credit is calculated to be equal to 70% of qualified wages paid to employees after December 31, 2020, and before January 1, 2022. During calendar year 2021, a maximum of $10,000 in qualified wages for each employee per qualifying calendar quarter may be counted in determining the 70% credit. Therefore, the maximum tax credit that can be claimed by an eligible employer is $7,000 per employee per qualifying calendar quarter of 2021. We have determined that the qualifications for the credit were met in the first, second and third quarters of 2021. During the nine months ended September 30 2021, we applied for refunds of a total of $1.6 million of payroll taxes previously paid and recognized a corresponding reduction in compensation expenses. Of the $1.6 million, $1.3 million was recorded within cost of services and $0.3 million was recorded within general and administrative expenses during the nine months ended September 30, 2021. The Infrastructure Investment and Jobs Act was signed into law November. 15, 2021, and ended the availability of the employee retention credit for the entire fourth quarter of 2021.

The future and ultimate impact of the COVID-19 pandemic on our business and results of operations beyond the third quarter of fiscal year ending December 31, 2021  is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the COVID-19 pandemic and any additional preventative and protective actions that governments, or we or our customers, may direct, which may result in an extended period of continued business disruption and reduced operations. However, we expect that our results of operations, including revenues, in future periods will continue to be adversely impacted by the COVID-19 pandemic and its negative effects on global economic conditions, which include the possibility of a global recession.

We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to the unprecedented nature of the disruption to our operations and the unpredictability of the COVID-19 global pandemic. As a consequence, our estimates of the duration of the pandemic and the severity of the impact on our future earnings and cash flows could change and have a material impact on our results of operations and financial condition.

Results of Operations:

The following tables set forth our operating results for the periods indicated (in thousands):

	Nine Months Ended September 30,
	(unaudited)
	2021	2020	$ Change	% Change
Net revenues	$16,206	$15,147	$1,059	7.0%
Cost of revenues	10,692	12,378	(1,686)	(13.6)%
Gross profit	5,514	2,769	2,745	99.1%
Gross profit percentage	34.0%	18.3%
Selling and administrative expenses	4,116	4,693	(577)	(12.3)%
Income (loss) income from operations	1,398	(1,924)	3,322	(172.7)%
Other income	27	2,801	(2,774)	(99.0)%
Income before income taxes	1,425	877	548	62.5%
Income tax expense	(346)	(438)	92	(21.0)%
Net income	$1,079	$439	$640	145.8%

	Years Ended December 31,
	2020	2019	$ Change	% Change
Net revenues	$20,820	$37,369	$(16,549)	(44.3)%
Cost of revenues	16,173	25,211	(9,038)	(35.8)%
Gross profit	4,647	12,158	(7,511)	(61.8)%
Gross profit percentage	22.3%	32.5%
Selling and administrative expenses	5,968	6,780	(812)	(12.0)%
Loss on disposal of assets	(33)	(69)	36	(52.2)%
(Loss) income from operations	(1,354)	5,309	(6,663)	(125.5)%
Other income (expense)	2,725	(1,552)	4,277	(275.6)%
Income before income taxes	1,371	3,757	(2,386)	(63.5)%
Income tax benefit (expense)	74	(1,864)	1,938	(104.0)%
Net income	$1,445	$1,893	$(448)	(23.7)%

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

Total revenue increased 7.0% to $16.2 million during the nine months ended September 30, 2021 from $15.1 million during the nine months ended September 30, 2020. The increase from the prior year was due to $0.4 million from higher product revenue and $0.6 million from improved service revenue. Both product and service revenue benefited from the continuing recovery of the business from the impact of COVID-19 as demand increased for services and screen systems. We started experiencing the negative effects of the COVID-19 pandemic late in the first quarter of 2020. As restrictions eased during the first nine months of 2021 and customer demand increased, revenues from screens systems and our Eclipse curvilinear screen projects have increased compared to the same period in 2020.

While major markets have eased COVID-19 related restrictions, or lifted them entirely, we expect the pace of recovery of our revenue will continue to be dependent upon the overall measures in place to control COVID-19, and any variants thereof, and the pace at which studios release new feature films to the market. Studios recently resumed releasing major movies to the cinemas and continue to have a backlog of content planned for release in 2022 and 2023. In addition, we believe many of our customers will benefit from government programs such as the Shuttered Venue Operators Grant, which has allocated over $16 billion of assistance to the entertainment industry.

Gross profit was $5.5 million or 34.0% of revenues during the nine months ended September 30, 2021 compared to $2.8 million or 18.3% of revenues during the nine months ended September 30, 2020. The nine months ended September 30, 2021 included a positive impact of $1.3 million as a result of the employee retention credit . Excluding the impact of the employee retention credit, gross profit for the nine months ended September 30, 2021 would have been 25.8% of revenue. The increase in gross profit dollars was primarily attributable to higher screen, equipment and field service revenue, and the $1.3 million employee retention credit as well as actions taken to control costs. Gross profit from product sales was $4.0 million or 33.7% of revenues during the nine months ended September 30, 2021 compared to $3.1 million or 27.1% of revenues during the nine months ended September 30, 2020. Gross profit from service revenue was $1.5 million or 34.9% of revenues during the nine months ended September 30, 2021 compared to negative $0.3 million or negative 8.3% of revenues during the nine months ended September 30, 2020. The Company’s ability to claim any additional employee retention credits ended on September 30, 2021.

Income from operations during the nine months ended September 30, 2021 was $1.4 million compared to a loss from operations of $1.9 million during the nine months ended September 30, 2020. The improvement in income from operations was primarily due to the increase in revenue and gross profit described above and $0.3 million of employee retention credits included in selling and administrative expenses.

Total other income decreased to $27,000 during the nine months ended September 30, 2021 as compared to $2.8 million during the nine months ended September 30, 2020. The decrease was primarily due to the $2.9 million gain on our property and casualty and business interruption claims for the weather-related incident at our production facility in Joliette, Quebec, Canada recorded in the same period of the prior year.

Income tax expense was approximately $0.3 million during the nine months ended September 30, 2021 compared to income tax expense of $0.4 million during the nine months ended September 30, 2020. Our income tax expense consisted primarily of income tax on foreign earnings.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Revenue decreased 44.3% to $20.8 million in 2020 from $37.4 million in 2019. The decrease from the prior year consisted of $10.5 million from lower product revenue and a $6.1 million decline in service revenue. The decrease in both product revenue and service revenue was primarily due to the impact of the COVID-19 pandemic, including the government-mandated temporary closure of our screen manufacturing facility in Quebec, Canada and lower revenues from equipment sales and field service projects. In March 2020, the Quebec government ordered the closure of all non-essential businesses, including our Quebec facility. We reopened our facility on May 11, 2020. Revenue during 2019 was impacted by roof damage that caused the screen facility to temporarily halt operations for a portion of 2019. As a result of excessive snow pack on the roof, a portion of the Quebec facility suffered damage that caused the facility to temporarily halt operations for several weeks in the first and second quarter of 2019 and relocate the affected operations to temporary areas of the plant. While operations resumed, we continued to experience inefficiencies while the affected portion of the building was demolished and rebuilt. The improved facility and new production equipment, which were covered by our insurance programs, resumed production in the fourth quarter of 2019.

The impact of COVID-19 on Strong Global Entertainment was particularly acute in the second quarter of 2020 when most entertainment venues across the world were forced to close in response to the pandemic. In the second half of 2020, Strong Global Entertainment’s revenues recovered as many cinemas and theme parks began reopening. However, revenues continued to be lower than historical levels as those entertainment venues which were able to open continued to operate at reduced capacity limits and with limited theatrical releases.

Gross profit was $4.6 million or 22.3% of revenues in 2020 compared to $12.2 million or 32.5% of revenues in 2019. Gross profit from product sales was $5.0 million or 31.3% of revenues in 2020 compared to $10.1 million or 38.1% of revenues in 2019. Gross profit from services revenue was negative $0.4 million or negative 7.4% of revenues in 2020 compared to $2.1 million or 19.0% of revenues in 2019. The decrease in gross profit dollars of both product sales and services revenue was primarily attributable to the decline in screen, equipment and field service revenues related to COVID-19 and changes in product mix. While certain of the costs related to providing services to our customers are variable and dependent upon the level of activity, we also incur fixed costs. In periods when are services revenue cannot absorb our fixed costs, we will generate negative gross profit. The impact of significantly lower revenues was somewhat mitigated by actions taken to control costs, including the furlough of production employees and technicians, management salary reductions, approximately $0.9 million of payroll subsidies received from the Canadian government and other similar actions taken to manage costs.

Operating loss during 2020 was $1.4 million compared to operating income of $5.3 million during 2019. The decrease in operating income was primarily due to the decline in revenues due to COVID-19 as discussed above, partially offset by actions taken to reduce compensation related expenses, including furloughs, headcount reductions, temporary salary cuts and approximately $0.2 million of wage subsidies, as well as lower travel and entertainment expenses. In addition, since many of our customers have been negatively impacted by COVID-19, we recorded $0.6 million of bad debt expense during 2020 as a result of the increased uncertainty related to collection of trade accounts receivable.

Total other income increased to $2.7 million during the year ended December 31, 2020, from an expense of $1.6 million for the year ended December 31, 2019. Other income increased primarily due to an increase of $1.9 million in the property and casualty and business interruption claims recognized in 2020 as compared with 2019, combined with a $2.9 million fair value adjustment related to our note receivable recognized 2019, partially offset by changes in interest expense and foreign currency.   We believe the business interruption settlement covered the majority of the losses we incurred as a result of the roof collapse, and the property and casualty gain was comprised of the insurance recovery in excess of the carrying value of the damaged equipment.

Income tax benefit was approximately $0.1 million during 2020 compared to income tax expense of $1.9 million during 2019. Our income tax expense consisted primarily of income tax on foreign earnings.

Use of Non-GAAP Measures

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles. In addition to disclosing financial results prepared in accordance with GAAP, we disclose information regarding Adjusted EBITDA, which differs from the term EBITDA as it is commonly used. In addition to adjusting net income (loss) to exclude income taxes, interest, and depreciation and amortization, Adjusted EBITDA also excludes share-based compensation, impairment charges, fair value adjustments, severance, foreign currency transaction gains (losses), and expenses, gains on insurance recoveries, certain tax credits and other cash and non-cash charges and gains.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, Adjusted EBITDA is used internally in planning and evaluating our operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of our operations that, when coupled with the GAAP results, provides a more complete understanding of our financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (loss) or to net cash from operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table sets forth reconciliations of net income under GAAP to EBITDA and Adjusted EBITDA (in thousands):

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2021	2020	2020	2019

Net income	$1,079	$439	$1,445	$1,893
Interest expense	84	90	112	139
Income tax expense (benefit)	346	438	(74)	1,864
Depreciation and amortization	684	688	870	896
EBITDA	2,193	1,655	2,353	4,792
Stock-based compensation	134	166	232	213
Loss on disposal of assets	-	-	33	69
Foreign currency transaction loss (gain)	56	(51)	292	288
Gain on property and casualty and business interruption insurance recoveries	(148)	(2,850)	(3,107)	(1,235)
Fair value adjustment to notes receivable	-	-	-	2,857
Employee retention credit	(1,576)	-	-	-
Severance and other	15	78	78	-
Adjusted EBITDA	$674	$(1,002)	$(119)	$6,984

Liquidity and Capital Resources

During the past several years, we have primarily met our working capital and capital resource needs from our operating cash flows and credit facilities. Our primary cash requirements involve operating expenses, working capital, capital expenditures, and investments. Our capital expenditures during 2020 included costs incurred in the construction of the production facility in Quebec, Canada that sustained damage as a result of inclement weather.

We ended the third quarter of 2021 with total cash and cash equivalents and restricted cash of $5.7 million. Of the $5.7 million as of September 30, 2021, $1.8 million was held in Canada and the remaining $3.9 million was held in the U.S. Of the $3.9 million held in the U.S. as of September 30, 2021, $2.0 million resulted from customer prepayments and deposits.

In response to the COVID-19 pandemic and related closures of cinemas, theme parks and entertainment venues, we took decisive actions discussed above to conserve cash, reduce operating expenditures, delay capital expenditures, and manage working capital.

Cash Flows from Operating Activities

Net cash provided by operating activities was $3.2 million during the nine months ended September 30, 2021 compared to $4.3 million during the nine months ended September 30, 2020. Net cash provided by operating activities during the nine months ended September 30, 2021 included cash generated from operations as well as favorable changes in working capital. Net cash provided by operating activities during the nine months ended September 30, 2020 included improvements in working capital, partially offset by the loss from operations.

Net cash provided by operating activities was $4.0 million in 2020 as compared to $4.2 million in 2019. Net cash provided by operating activities was relatively stable compared to 2019 despite lower cash from earnings during COVID-19, due primarily to favorable changes in working capital, including a $1.4 million reduction in accounts receivable due to favorable collections activity and the impact of lower revenues in the periods.

Cash Flows from Investing Activities

Net cash used in investing activities was $0.2 million and $0.5 million during the nine months ended September 30, 2021 and September 30, 2020, respectively, and consisted entirely of capital expenditures.

Net cash used in investing activities was $0.5 million and $1.6 million during 2020 and 2019, respectively, and consisted entirely of capital expenditures. Capital expenditures during 2019 included costs incurred in the repair of a portion of the production facility in Quebec, Canada that had sustained damage as a result of inclement weather.

Cash Flows from Financing Activities

Net cash used in financing activities was $0.6 million during the nine months ended September 30, 2021 consisting primarily of $0.4 million transferred to Ballantyne and $0.2 million of principal payments on debt. Net cash used in financing activities was $2.9 million during the nine months ended September 30, 2020, consisting primarily of $2.7 million transferred to Ballantyne and $0.2 million of principal payments on debt.

Net cash used in financing activities was $3.4 million in 2020, consisting primarily of $3.5 million transferred to Ballantyne and $0.2 million of principal payments on debt, partially offset by the issuance of $0.4 million of debt. Net cash used in financing activities was $2.6 million in 2019, consisting primarily of $2.3 million transferred to Ballantyne and $0.2 million of principal payments on debt.

Debt

Strong/MDI Installment Loans

On September 5, 2017, Strong/MDI, entered into a demand credit agreement, as amended and restated May 15, 2018, with a bank consisting of a revolving line of credit for up to CDN$3.5 million subject to a borrowing base requirement, a 20-year installment loan for up to CDN$6.0 million and a 5-year installment loan for up to CDN$0.5 million.

On June 7, 2021, Strong/MDI entered into a demand credit agreement (the “2021 Credit Agreement”), which amended and restated the demand credit agreement dated as of September 5, 2017. The 2021 Credit Agreement consists of a revolving line of credit for up to CDN$2.0 million subject to a borrowing base requirement, a 20-year installment loan for up to CDN$5.1 million and a 5-year installment loan for up to CDN$0.5 million. Amounts outstanding under the line of credit are payable on demand and bear interest at the prime rate established by the lender. Amounts outstanding under the installment loans bear interest at the lender’s prime rate plus 0.5% and are payable in monthly installments, including interest, over their respective borrowing periods. The lender may also demand repayment of the installment loans at any time. The Strong/MDI credit facilities are secured by a lien on Strong/MDI’s Quebec, Canada facility and substantially all of Strong/MDI’s assets. The 2021 Credit Agreement requires Strong/MDI to maintain a ratio of liabilities to “effective equity” (tangible stockholders’ equity, less amounts receivable from affiliates and equity method investments) not exceeding 2.5 to 1, a current ratio (excluding amounts due from related parties) of at least 1.3 to 1 and minimum “effective equity” of CDN$4.0 million. There was CDN$3.5 million, or approximately $2.7 million, of principal outstanding on the 20-year installment loan as of September 30, 2021, which bears variable interest at 2.95%. There was CDN$0.4 million, or approximately $0.3 million, of principal outstanding on the 5-year installment loan as of September 30, 2021, which also bears variable interest at 2.95%. Strong/MDI was in compliance with its debt covenants as of September 30, 2021, and the year ended December 31, 2020. Strong/MDI does not intend to transfer the revolving line of credit and the 20-year installment loan collateralized by the Joliette Plant to us. Strong/MDI intends to transfer the 5-year installment loan to Strong Entertainment Subco, after receiving the bank’s consent which we expect to get before this offering.

Financial Instruments and Credit Risk Concentrations

Our top ten customers accounted for approximately 48% and 50% of combined net revenues during the nine months ended September 30, 2021 and September 30, 2020, respectively, and 55% of combined net revenues during the year ended December 31, 2020. Trade accounts receivable from these customers represented approximately 55% and 52% of net combined receivables at September 30, 2021 and December 31, 2020, respectively. One of our customers accounted for more than 10% of our combined net revenues during the nine months ended September 30, 2021, and two customers accounted for more than 10% of our net combined receivables as of September 30, 2021. One of our customers accounted for more than 10% of our combined net revenues during the nine months ended September 30, 2020. None of our customers accounted for more than 10% of both our consolidated net revenues during 2020 and our net consolidated receivables as of December 31, 2020. While we believe our relationships with such customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from our significant customers could have a material adverse effect on our, financial condition and results of operations. We could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which we sell our products.

Financial instruments that potentially expose us to a concentration of credit risk principally consist of accounts receivable. We sell products to a large number of customers in many different geographic regions. To minimize credit concentration risk, we perform ongoing credit evaluations of our customers’ financial condition or use letters of credit.

Hedging and Trading Activities

Our primary exposure to foreign currency fluctuations pertains to our operations in outside of Canada. In certain instances, we may enter into foreign exchange contracts to manage a portion of this risk. We do not have any trading activities that include non-exchange traded contracts at fair value.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our net revenues or profitability. Historically, we have been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

Recently Issued Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to the combined financial statements for a description of recently issued accounting pronouncements.

Critical Accounting Policies and Estimates

Revenue Recognition

The Company accounts for revenue using the following steps:

●	Identify the contract, or contracts, with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the identified performance obligations; and
●	Recognize revenue when, or as, the Company satisfies the performance obligations.

The Company combines contracts with the same customer into a single contract for accounting purposes when the contracts are entered into at or near the same time and the contracts are negotiated as a single commercial package, consideration in one contract depends on the other contract, or the services are considered a single performance obligation. If an arrangement involves multiple performance obligations, the items are analyzed to determine whether they are distinct, whether the items have value on a standalone basis and whether there is objective and reliable evidence of their standalone selling price. The total contract transaction price is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The standalone selling price is based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost-plus margin approach. The Company estimates the amount of total contract consideration it expects to receive for variable arrangements by determining the most likely amount it expects to earn from the arrangement based on the expected quantities of services it expects to provide and the contractual pricing based on those quantities. The Company only includes some or a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is subsequently resolved. The Company considers the sensitivity of the estimate, its relationship and experience with the client and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement.

As discussed in more detail below, revenue is recognized when a customer obtains control of promised goods or services under the terms of a contract and is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company typically does not have any material extended payment terms, as payment is due at or shortly after the time of the sale. Sales, value-added and other taxes collected concurrently with revenue producing activities are excluded from revenue.

The Company recognizes contract assets or unbilled receivables related to revenue recognized for services completed but not yet invoiced to the clients. Unbilled receivables are recorded as accounts receivable when the Company has an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when the Company invoices clients, or receives cash, in advance of performing the related services under the terms of a contract. Deferred revenue is recognized as revenue when the Company has satisfied the related performance obligation.

The Company defers costs to acquire contracts, including commissions, incentives and payroll taxes, if they are incremental and recoverable costs of obtaining a customer contract with a term exceeding one year. Deferred contract costs are reported within other assets and amortized to selling expense over the contract term, which generally ranges from one to five years. The Company has elected to recognize the incremental costs of obtaining a contract with a term of less than one year as a selling expense when incurred. The Company did not have any deferred contract costs as of September 30, 2021, December 31, 2020 or December 31, 2019.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks affecting us are exposure to interest rates and foreign currency exchange rates. We market our products throughout the U.S. and the world. As a result, we could be adversely affected by such factors as changes in foreign currency rates and weak economic conditions. As a majority of our sales are currently denominated in U.S. dollars, a strengthening of the dollar can and sometimes has made our products less competitive in foreign markets.

Interest Rates—Interest rate risks from our interest related accounts are not deemed significant. As of September 30, 2021, there was CDN$3.5 million, or approximately $2.7 million, of principal outstanding on a 20-year installment loan, which bears variable interest at 2.95%. On September 30, 2021, there was CDN$0.4 million, or approximately $0.3 million, of principal outstanding on a 5-year installment loan, which also bears variable interest at 2.95%. A 1.00% increase in the effective interest rate applied to these borrowings would result in an increase in pre-tax interest expense of approximately $30 thousand on an annualized basis.

Foreign Exchange—Exposures to transactions denominated in currencies other than the entity’s functional currency are primarily related to our subsidiaries operating outside of Canada. Fluctuations in the value of foreign currencies create exposures, which can adversely affect our results of operations. From time to time, as market conditions indicate, we may enter into foreign currency contracts to manage the risks associated with forecasted transactions. Our cash at our U.S. subsidiary is denominated in foreign currencies, where fluctuations in exchange rates will impact our cash balances in Canadian dollar terms. A hypothetical 10% change in the value of the U.S. dollar would impact our reported cash balance by approximately $0.1 million.

BUSINESS

Organization and Business Overview

Operations

Following the Separation, Strong Global Entertainment will include the operations of Strong/MDI, a leading global manufacturer and distributor of premium large format projection screens and coatings, STS, which provides comprehensive managed services, technical support and other products and services in the United States. Strong Global Entertainment’s key markets include the cinema exhibition industry, theme parks, schools, museums, networks and other entertainment-related markets. In addition to our own products and services, we distribute and support third party products, including digital projectors, servers, menu boards and sound systems.

Products and Services

Projection Screens and Support Systems — We are a leading manufacturer and distributor of premium large format projection screens to the cinema industry in North America and around the globe. We have contractual relationships to supply screens to IMAX and Cinemark theaters and we also supply many of the other major cinema operators worldwide. We expect those relationships to continue post Separation. We also manufacturer innovative screen support structures custom built to adapt to virtually any venue requirement, with a unique self-standing modular construction that allows for easy assembly and adjustable size.

In addition to traditional projection screens for cinemas and similar venues, our Eclipse curvilinear screens are specially designed to provide maximum viewer engagement in media-based attractions and immersive projection environments We manufacture and distribute Eclipse screens for use in theme parks, immersive exhibitions, as well as military simulation applications. The solid surface is designed to minimize light loss and maintain higher resolution at lower lumen output. Patented speaker panels allow selective placement of rear mounted speakers to ensure the audio derives from the source media on screen. Applications include interactive dark rides, 3D/4D theme park rides, flying theaters and motion simulators.

Our management believes that our screens are among the highest quality in the industry in terms of performance including the amount of gain (or brightness of the image reflected from the screen’s surface), viewing angles, and other characteristics important to the viewing experience. Our high quality is driven by our innovative manufacturing process, focus on quality control and our proprietary coatings. We believe that we are the only major screen manufacturer that develops and produces its own proprietary coatings, which are critical to the overall quality and continued innovation of our screens.

Technical Services — We provide digital projection equipment installation and after-sale maintenance and network support services to the cinema operators in the United States. Our field service technicians and our NOC staff work hand in hand to monitor and resolve system and other issues for our customers. Many of our customers choose annual managed service arrangements for maintenance and repair services. We also provide maintenance services to customers who choose not to be covered by a managed service contract on a time and materials basis. Our NOC, staffed by software engineers and systems technicians, operates 24/7/365 and monitors our customers’ networked equipment remotely, often providing proactive solutions to systems issues before they cause system failures.

Other Products — We distribute projectors, servers, audio systems and other third-party products including lenses and lamps to customers in North and South America.

Markets

We sell screen systems worldwide, with primary markets being North America and Asia. Screen systems are primarily sold on a direct basis, although we also used third-party distributors and integrators in some markets. We plan to continue, selling our screens worldwide, both directly and through third-party distributors.

We have non-exclusive distribution agreements with NEC and Barco that allow us to market digital projectors in North and South America. In connection with the Separation, pursuant to an assignment agreement, the non-exclusive distribution agreements between NEC and Ballantyne will be assigned to STS, which will be our wholly owned subsidiary post-Separation. The non-exclusive distribution agreement between NEC and Ballantyne requires the consent of NEC in order to be assigned to STS, which we expect we will be able to obtain prior to the offering. The non-exclusive distribution agreement with Barco is between Barco and STS.

We provide technical services in the United States and also market and sell our services both directly to theater owners and other entertainment-related markets and through dealers or VAR networks. We anticipate that we will continue to provide these services following the Separation.

Competition

There are several other companies that manufacture and distribute projection screens. We believe that our primary competitors in the worldwide projection screen market include Harkness Screens International Ltd., Severtson, Screen Solutions, Spectro, MECHANISCHE Weberei BOHEMIA s.r.o. and Galalite Projection Screens. Competitive factors include product performance characteristics, quality, availability, location/shipping logistics and price.

The market for our other digital cinema equipment and technical services is highly competitive, and the industry is fragmented. The primary competitive factors are price, product quality, features and customer support. Competition in the digital cinema equipment market includes other integrators and resellers. Manufacturers may also sell equipment directly to exhibitors, especially for large orders. We believe that our primary competition for installation, after-sale maintenance, and NOC services is Christie Digital Systems USA, Inc., Moving Image Technologies Tri-State Digital Services and Sonic Equipment Company. We also compete with in-house technical resources at some of our larger entertainment customers for services work.

Financial Instruments and Credit Risk Concentrations

Our top ten customers accounted for approximately 55% of 2020 combined net revenues and 48% of net revenues during the nine months ended September 30, 2021. Trade accounts receivable from these customers represented approximately 52% of net combined receivables at December 31, 2020 and 55% at September 30, 2021. None of our customers accounted for more than 10% of both our combined net revenues during 2020 and our net combined receivables as of December 31, 2020. One of our customers accounted for more than 10% of both our combined net revenues during the nine months ended September 30, 2021 and our net combined receivables as of September 30, 2021.

Manufacturing

We manufacture cinema screens through Strong/MDI in Joliette, Quebec, Canada. These manufacturing operations consist of an approximately 80,000 square-foot facility for the manufacture of screen systems. These facilities include PVC welding operations with programmable automations, as well as two 90-foot high screen coating towers with state-of-the-art precision coating application software and painting systems. This world class ISO certified operation has the capability of manufacturing multiple standard screens simultaneously to large format 2D and 3D screens for cinema and special venue applications. This facility will not transfer to us as part of the Separation, but we expect to be able to continue to utilize this facility pursuant to the Joliette Plant Lease.

Quality Control

We believe that our quality control procedures and the quality standards for the products that we manufacture, distribute or service have contributed significantly to our reputation for high performance and reliability. The inspection of incoming materials and components as well as the testing of all of our products during various stages of the sales and service cycle are key elements of this program.

Trademarks

We own or otherwise have rights to various trademarks and trade names used in conjunction with the sale of our products. We believe our success will not be dependent upon trademark protection, but rather upon our scientific and engineering capabilities and research and production techniques. We consider the Strong® trademark to be of value to our business.

Human Capital Resources

Following the Separation, we anticipate that we will have 154 employees, all of which except one will be a full-time employee. Our employees are not party to any collective bargaining agreements.

The Company believes it complies with all applicable state, local and international laws governing nondiscrimination in employment in every location in which the Company operates. All applicants and employees are treated with the same high level of respect regardless of their gender, ethnicity, religion, national origin, age, marital status, political affiliation, sexual orientation, gender identity, disability or protected veteran status. We continue to monitor our demand for skilled and unskilled labor and provide training and competitive compensation packages in an effort to attract and retain skilled employees.

The Company, including its subsidiaries, remains deeply rooted in cinema screen manufacturing and cinema-focused services. In this regard, we continuously drive our efforts to be the best partner for our customers, investment for our shareholders, neighbor in our community and to provide an empowering work environment for our employees.

Moreover, the Company is committed to the health, safety and wellness of its employees. We have modified our business practices and implemented certain policies at our offices in accordance with best practices to accommodate, and at times mandate, social distancing and remote work practices, including restricting employee travel, modifying employee work locations, implementing social distancing and enhanced sanitary measures in our facilities, and cancelling attendance at events and conferences. In addition, we have invested in employee safety equipment, additional cleaning supplies and measures, re-designed production lines and workplaces as necessary and adapted new processes for interactions with our suppliers and customers to safely manage our operations.

Regulation

We are subject to complex laws, rules and regulations affecting our domestic and international operations relating to, for example, environmental, safety and health requirements; exports and imports; bribery and corruption; tax; data privacy; labor and employment; competition; and intellectual property ownership and infringement. Compliance with these laws, rules and regulations may be onerous and expensive, and if we fail to comply or if we become subject to enforcement activity, our ability to manufacture our products and operate our business could be restricted and we could be subject to fines, penalties or other legal liability. Furthermore, should these laws, rules and regulations be amended or expanded, or new ones enacted, we could incur materially greater compliance costs or restrictions on our ability to manufacture our products and operate our business.

Some of these complex laws, rules and regulations – for example, those related to environmental, safety and health requirements – may particularly affect us in the jurisdictions in which we manufacture products, especially if such laws and regulations require the use of abatement equipment beyond what we currently employ; require the addition or elimination of a raw material or process to or from our current manufacturing processes; or impose costs, fees or reporting requirements on the direct or indirect use of energy, or of materials or gases used or emitted into the environment, in connection with the manufacture of our products. There can be no assurance that in all instances a substitute for a prohibited raw material or process would be available, or be available at reasonable cost.

Properties

Our United States corporate offices are located at 4201 Congress Street, Suite 175, Charlotte, North Carolina, 28209, where we use office space leased by Ballantyne under the Management Services Agreement. Ballantyne’s lease expires in June 2022. In addition, we, our subsidiaries or Ballantyne owned or leased the following facilities as of the date hereof:

●	Strong/MDI, owns an approximate 80,000 square-foot manufacturing plant in Joliette, Quebec, Canada. The Joliette Plant is used for offices, manufacturing, assembly and distribution of cinema and other screens. We believe this facility is adequate for future needs and we may use a portion of the proceeds from this offering for capital expenditures related to the Joliette Plant. See “Use of Proceeds”. We expect to be able to continue to utilize this facility pursuant to the Joliette Plant Lease to be entered into between Strong Entertainment Subco and Strong/MDI.

●	STS leases a warehouse in Omaha, Nebraska, which is primarily used for the storage and distribution of third-party products. The warehouse lease expires in May 2022. We entered into a new lease agreement expiring in February 2027 and have commenced consolidating our Omaha office and warehouse into a single facility.

We believe these facilities are adequate for future needs. In addition, we do not anticipate any difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or replacing them with equivalent leased facilities, or purchasing these or other facilities in the future.

Legal Proceedings

In the ordinary course of our business operations, we are involved, from time to time, in certain legal disputes. Ballantyne and certain of its subsidiaries are named as defendants in product liability/personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims based principally on allegations of past distribution of commercial lighting products containing wiring that may have contained asbestos. Each case names dozens of corporate defendants in addition to Ballantyne. In Ballantyne’s experience, a large percentage of these types of claims have never been substantiated and have been dismissed by the courts. Ballantyne’s legal counsel has further indicated to us that Ballantyne has not suffered any adverse verdict in a trial court proceeding related to asbestos claims, but has settled several of these lawsuits, and intends to continue to defend these lawsuits. Under the Master Asset Purchase Agreement, we will agree to indemnify Strong/MDI and/or Ballantyne for future losses, if any, that may be incurred in connection with these personal injury lawsuits. When appropriate, Ballantyne may settle certain claims from time to time. We do not expect the resolution of these cases to have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table sets forth the names and ages, as of the date of this prospectus, and titles of the individuals who will serve as our executive officers and members of our Board of Directors at the time of the offering.

Name	Age	Position
Mark D. Roberson	56	Chief Executive Officer and Director
Todd R. Major	49	Chief Financial Officer, Secretary, Treasurer and Director
Ray F. Boegner	72	President

The following is a summary of the biographical information about our officers and directors.

Mark D. Roberson, has been our Chief Executive Officer and a member of our Board of Directors since our inception in November 2021. He has also served as Ballantyne’s Chief Executive Officer since April 2020 and Ballantyne’s Executive Vice President, Chief Financial Officer and Treasurer from November 2018 to April 2020. Mr. Roberson brings an extensive background in executive leadership, operations, corporate finance, SEC reporting, treasury, and mergers and acquisitions. He previously served as Chief Operations Officer of Chanticleer Holdings, Inc., a Nasdaq-listed restaurant operating company, from May 2015 to November 2018, and as Chief Executive Officer of PokerTek, Inc., a then Nasdaq-listed gaming technology company, from February 2010 to October 2014 (having served as Acting Chief Executive Officer from May 2009 until February 2010). He also served as Chief Financial Officer and Treasurer of PokerTek, Inc. from October 2007 until October 2014. Mr. Roberson previously held positions at Curtiss-Wright, Inc., a NYSE-listed aerospace and defense contractor, Krispy Kreme Doughnut Corporation, a then NYSE-listed fast-casual restaurant franchisor and operator, and LifeStyle Furnishings International, a $2 billion private equity backed furniture manufacturer. Mr. Roberson is a Certified Public Accountant who started his career with Ernst & Young and PricewaterhouseCoopers. He earned an MBA from Wake Forest University, a B.S. in Accounting from UNC-Greensboro and a B.S. in Economics from Southern Methodist University. He has served on the Board of Directors of CynergisTek, Inc. (NYSE American: CTEK), a cybersecurity and information management consulting firm, since May 2016, where he chairs the Audit Committee and is a member of the Compensation Committee, which be previously chaired. We believe Mr. Roberson is qualified to serve on our Board of Directors because of his extensive experience at Ballantyne, as well as his familiarity with the Company as an operating segment of Ballantyne, and his operational expertise.

Todd R. Major, has been our Chief Financial Officer and a member of our Board of Directors since our inception in November 2021. He has also served as Ballantyne’s Chief Financial Officer, Secretary and Treasurer since April 2020 and Senior Vice President, Finance from April 2019 to April 2020. Mr. Major previously served as Senior Director, Financial and SEC Reporting of Bojangles, Inc., a then Nasdaq-listed restaurant operating company and franchisor, from March 2015 to April 2019, as Director, Financial Reporting of Premier, Inc. (Nasdaq: PINC), a healthcare performance improvement company, from September 2014 to February 2015, and as Senior Director, Financial Reporting of Horizon Lines, Inc., a then NYSE-traded transportation and logistics company from November 2006 to September 2014. From June 2003 to November 2006, Mr. Major previously held positions of increasing responsibility at Nabi Biopharmaceuticals, Inc., a then Nasdaq-listed biopharmaceutical company engaged in the development and commercialization of proprietary products. Mr. Major is a Certified Public Accountant and earned an MBA from Queens University of Charlotte and a B.A. in Accounting from Flagler College. We believe Mr. Major is qualified to serve on our Board of Directors because of his status as Chief Financial Officer of Ballantyne and his extensive financial expertise.

Ray F. Boegner, will be our President upon consummation of this offering. He has also served as Ballantyne’s President of Strong Entertainment; previously Senior Vice President and Senior Vice President of Sales; Vice President of Sales prior to November 1996, and joined Ballantyne in 1985.

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Director Independence and Controlled Company Exception

After the completion of this offering, Ballantyne will continue to indirectly hold more than a majority of the voting power of our common shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the NYSE American corporate governance standards. Under these NYSE American corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a Compensation Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our Board of Directors have a Nominating and Corporate Governance Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continues to be listed on NYSE American, we will be required to comply with these provisions within the applicable transition periods.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Articles, as amended, provide that the total number of directors on our Board of Directors shall be fixed from time to time, by ordinary resolution of the Shareholders. Contemporaneously with this offering, our board will be composed of                 directors. Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office.

Audit Committee

Upon the consummation of this offering, and prior to the listing of our common shares, our Audit Committee of the Board of Directors (the “Audit Committee”) will consist of           ,            and           , each of whom is independent for purposes of serving on the committee under the SEC’s rules and NYSE American’s listing requirements. All Audit Committee members are financially literate. The Board of Directors has determined that            is an “Audit Committee Financial Expert” as defined by Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act. We intend to comply with the independence requirements for all members of the Audit Committee within the time periods specified under NYSE American’s rules. We will adopt effective prior to the listing of our common shares, an audit committee charter, detailing the principal functions of the Audit Committee. The Audit Committee will assist the Board of Directors in fulfilling its responsibilities for oversight of the quality and integrity of the accounting, internal controls, and reporting practices of the Company, and perform such other duties as are directed by the Board of Directors. The Audit Committee’s role will include a particular focus on the qualitative aspects of financial reporting to shareholders, and on the Company’s processes to manage business and financial risk, and for compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee’s responsibilities will include, among other things, reviewing policies and procedures regarding transactions, and reviewing and overseeing the transactions, between the Company and officers, directors and other related parties that are not a normal part of the Company’s business, and overseeing compliance with the Company’s code of business conduct and ethics (the “Code of Ethics”) and considering conflicts of interest. Annually and on a quarterly basis, the Audit Committee will review and discuss matters separately with management of the Company and with the Company’s independent registered public accounting firm. The Audit Committee will provide a report in the annual proxy that includes the Audit Committee’s review and discussion of matters with management and the independent public accounting firm.

The Audit Committee will also conduct periodic oversight of the Company’s risk management, including regularly reviewing the Company’s cybersecurity and other information technology risks, controls and procedures and the Company’s plans to mitigate cybersecurity risks and to respond to data breaches.

The Audit Committee will be directly responsible for the appointment of the independent registered public accounting firm engaged to prepare and issue an audit report on the financial statements of the Company and will periodically review and evaluate such firm’s performance and independence from management. All audit and permitted non-audit services will be pre-approved by the Audit Committee. The Audit Committee may delegate the responsibility of approving proposed non-audit services that arise between Audit Committee meetings to the Audit Committee chairperson, provided that the decision to approve the services is presented for ratification at the next scheduled Audit Committee meeting. The Audit Committee will meet with management and the independent registered public accounting firm to review and discuss earnings press releases and our policies with respect to release of financial information and earnings guidance to be provided to analysts and rating agencies.

Compensation Committee

Upon the consummation of this offering, and prior to the listing of our common shares, our compensation committee of the Board of Directors (the “Compensation Committee”) will consist of           ,            and           . is independent for purposes of serving on the committee under the SEC’s rules and NYSE American’s listing requirements. We will adopt effective prior to the listing of our common shares, a Compensation Committee charter, detailing the principal functions of the Compensation Committee. The Compensation Committee will be responsible for establishing policies with respect to the compensation of the Company’s officers and has overall responsibilities for approving and evaluating officer compensation plans, policies and programs of the Company. The Compensation Committee’s functions will include, but not be limited to:

● Determining the compensation of the Chief Executive Officer, and overseeing all other executive officers’ compensation, including salary and payments under the Company’s incentive compensation and equity-based plans;

● Administering the Company’s stock compensation plans, including approving all individual grants and awards under these plans;

● Reviewing compensation for non-employee directors and recommending changes to the Board of Directors;

● Reviewing and discussing with management the compensation discussion and analysis to be included in our annual meeting proxy statement;

● Reviewing and monitoring matters related to human capital management, including talent acquisition, development and retention, internal pay equity, diversity and inclusion, and corporate culture; and

● Conducting an annual risk assessment to ensure that the Company’s executive compensation plans and programs do not promote the assumption of excessive risk and remain consistent with the approved overall compensation philosophy and strategy.

The Compensation Committee will have the sole authority to retain and to terminate any compensation consultant, legal counsel or financial or other advisor to be used to assist in the performance of its duties and responsibilities, without consulting or obtaining the approval of senior management of the Company in advance, and have the sole authority to approve the compensation advisor’s fees and other retention terms. The Compensation Committee will be responsible for annually reviewing an assessment of any potential conflict of interest raised by the work of a compensation consultant (and other compensation advisor, as required) that is involved in determining or recommending executive and/or director compensation. The Compensation Committee will be permitted to delegate its authority to a subcommittee of its members. The Compensation Committee will annually review and reassess the adequacy of its charter and performance and will recommend any proposed changes to the Board for approval.

Nominating and Corporate Governance Committee

Upon the consummation of this offering, and prior to the listing of our common shares, our Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating and Corporate Governance Committee”) will consist of           ,             and           . is independent for purposes of serving on the committee under the SEC’s rules and NYSE American’s listing requirements. We will adopt effective prior to the listing of our common shares, a Nominating and Corporate Governance Committee charter, detailing the principal functions of the Nominating and Corporate Governance Committee. The functions of the Nominating and Corporate Governance Committee will include, among other items, overseeing all aspects of the Company’s corporate governance functions, including compliance with significant legal, ethical and regulatory requirements. The Nominating and Corporate Governance Committee’s functions will include, but not be limited to:

● Overseeing the annual review of the effectiveness of the Board of Directors and its committees;

● Administrating a director orientation program for all newly-elected or appointed members of the Board of Directors;

● Recommending the assignment of directors to the various committees of the Board of Directors;

● Evaluating emergent Environmental, Social, and Governance (“ESG”) related risks and the Company’s ESG goals, and reviewing and discussing with management strategies, activities, and policies regarding ESG-related matters and making recommendations to the Board;

● Reviewing and assessing shareholder proposals submitted to the Company for inclusion in the Company’s proxy statement; and

● Periodically reviewing the Company’s corporate governance policies and practices and recommending changes to the Board of Directors when appropriate in light of the Company’s position, developments in laws and regulations applicable to the Company, and corporate governance trends and practices.

The Nominating and Corporate Governance Committee will also report to, and assist, the Board of Directors in identifying individuals for membership on the Board of Directors and recommend to the Board of Directors the director nominees for the Company’s annual meeting of shareholders.

Indemnification of Directors and Officers

The corporate laws of British Columbia allow us, and our corporate Articles, as amended, require us (subject to the provisions of the BCBCA noted below), to indemnify our directors, former directors, alternate directors and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in our Articles, as amended.

For the purposes of such an indemnification:

○	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; and

○	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternative director of the Company (an “eligible person”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternative director:

(1)	is or may be joined as a party, or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s Articles, as amended, noted above, under the BCBCA the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(1) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(2) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(3) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(4) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(1) indemnify the eligible party under section 160(a) of the BCBCA in respect of the proceeding; or

(2) pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the Articles of the Company, as amended, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(1) order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(2) order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(3) order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(4) order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(5) make any other order the court considers appropriate.

We intend to enter into indemnification agreements with each of our directors prior to the completion of this offering. The indemnification agreements will provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Articles of the Company, as amended, and the BCBCA, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

In connection with this offering, our Board of Directors will adopt a Code of Ethics that applies to all of our employees, officers and directors, including our executive and senior financial officers. Prior to the listing of our common shares, the full text of our Code of Ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our Code of Ethics, or any waivers of such code, on our website or in public filings.

Compensation and Organization Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a Compensation Committee (or if no committee performs that function, the Board of Directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

Policy for Approval of Related Person Transaction

Our Code of Ethics that our Board of Directors will adopt in connection with this offering requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except in accordance with the approval process and guidelines included in the Code of Ethics. Under our Code of Ethics, A “conflict of interest” arises when an individual’s personal interest interferes or appears to interfere with our interests. Prior to the listing of our common shares, the full text of our Code of Ethics will be posted on the investor relations section of our website.

In addition, the Audit Committee of our Board of Directors will adopt a charter, pursuant to which the audit committee will review policies and procedures regarding transactions, and review and oversee the transactions, between us and officers, directors and other related parties that are not a normal part of our business. If the Board of Directors creates a special committee in connection with such a transaction or holds a meeting of the non-interested directors of the Board to approve such transaction, the Audit Committee will not be required to consider such transaction or assess conflicts of interest in connection with such transaction.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

The transactions described in the section “Certain Relationships and Related Party Transactions—Relationship with Ballantyne” (collectively, the “Ballantyne Contemplated Transactions”) will be entered into prior to the adoption of our related person transaction approval policy and therefore will not be approved under the policy. In addition, following the completion of this offering, (i) amendments, modifications, terminations, extensions, or exercises of discretion outside the ordinary course of business, with respect to the agreements constituting Ballantyne Contemplated Transactions, (ii) negotiation, execution, modification, termination or extension, or exercises of discretion outside the ordinary course of business, with respect to any new agreements with Ballantyne (“New Agreements”) and (iii) the assertion, handling or resolution of any disputes arising under the agreements related to the Ballantyne Contemplated Transactions or any New Agreements, in each case involving amounts that will or may be expected to exceed $120,000, will be reviewed and approved by our directors that are unaffiliated with Ballantyne. Any executive officer of the Company who is also an officer, director or employee of Ballantyne may participate in these activities provided that he or she does so solely on behalf of the Company and under the direction of, and subject to the approval of, our independent directors that are unaffiliated with Ballantyne. Any director of the Company who is also an officer, director or other affiliate of Ballantyne may participate in these activities provided that he or she does so solely on behalf of Ballantyne or its affiliates, as applicable, and provided that our independent directors have received advance notice of his or her participation.

EXECUTIVE COMPENSATION

We are a newly formed company, and as discussed in more detail elsewhere, prior to the Separation, Ballantyne, our ultimate parent and majority shareholder, has operated the Entertainment Business. Our compensation committee is not expected to begin meeting until after the completion of the Separation. As a result, we have set forth below the compensation of those individuals who are expected to be designated as our executive officers. In compliance with SEC rules, the information included in this section is historical, as applicable.

For purposes of the following compensation discussion and analysis, and the tabular executive compensation disclosures that follow, the individuals listed below are referred to collectively as the Named Executive Officers or (“NEOs”). These include:

●	Mark D. Roberson, Chief Executive Officer;

●	Todd R. Major, Chief Financial Officer; and

●	Ray F. Boegner, President upon consummation of this offering.

The disclosures regarding the historical executive compensation program for 2020 reflect the fact that Ballantyne implemented certain actions related to executive compensation during 2020 as a result of the impact of the COVID-19 pandemic on the Company, the economy and the industry

Executive Compensation Tables

The following table sets forth information regarding all forms of compensation earned by the Named Executive Officers during the last two fiscal years. Messrs. Roberson and Boegner were employed by Ballantyne during all of fiscal 2020 and 2019. Mr. Roberson served as Chief Financial Officer of Ballantyne from November 16, 2018, to April 13, 2020, and was appointed as Ballantyne’s Chief Executive Officer on April 13, 2020. Mr. Major served as Senior Vice President, Finance from April 8, 2019, to April 13, 2020, and was appointed as Ballantyne’s Chief Financial Officer on April 13, 2020.

2020 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(3)		Option Awards ($)(3)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(9)	Total ($)
Mark D. Roberson (1)	2020	201,250	75,000	64,000	(4)	16,800	(7)	—	7,080	364,130
CEO and Former CFO	2019	250,000	—	187,850	(5)	41,100	(8)	—	8,615	487,565

Todd R. Major (2)	2020	176,346	25,000	32,000	(4)	8,400	(7)	—	6,621	248,367
CFO	2019	142,308	30,000	90,000	(6)	—		—	4,269	266,577

Ray F. Boegner President of	2020	221,375	—	48,000	(4)	12,600	(7)	—	7,762	289,737
Strong Entertainment	2019	275,000	—	115,600	(5)	27,400	(8)	—	11,558	429,558

(1)	Mr. Roberson served as Ballantyne’s Executive Vice President and Chief Financial Officer from November 16, 2018, to April 13, 2020, and was appointed as Ballantyne’s Chief Executive Officer effective April 13, 2020.

(2)	Mr. Major served as Ballantyne’s Senior Vice President, Finance from April 8, 2019, to April 13, 2020, and was appointed as Ballantyne’s Chief Financial Officer effective April 13, 2020.

(3)	The amounts in these columns represent the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718. For additional information relating to the assumptions made in valuing and expensing these awards refer to Note 13 in Ballantyne’s consolidated financial statements included in Ballantyne’s Annual Report on Form 10-K, as filed with the SEC.

(4)	Consists of the grant date fair value of the October 9, 2020 grant of 40,000, 20,000 and 30,000 restricted stock units (“RSUs”) granted to Messrs. Roberson, Major and Boegner, respectively, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan. The RSUs are to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest in one-third annual installments, beginning on the first anniversary of the grant date, subject to continued employment.

(5)	Consists of the grant date fair value of the June 6, 2019 grant of 65,000 and 40,000 RSUs granted to Messrs. Roberson and Boegner, respectively, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan. The RSUs are to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest in one-third annual installments, beginning on the first anniversary of the grant date, subject to continued employment with Ballantyne.

(6)	Consists of the grant date fair value of the May 31, 2019 grant of 30,000 RSUs granted to Mr. Major pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan. The RSUs are to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest in one-third annual installments, beginning on the first anniversary of the grant date, subject to continued employment

(7)	Consists of the grant date fair value of the October 9, 2019 grant of 20,000, 10,000 and 15,000 stock options to Messrs. Roberson, Major and Boegner, respectively, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan. The stock options vest in one-fifth annual installments, beginning on the first anniversary of the grant date, subject to continued employment.

(8)	Consists of the grant date fair value of the June 6, 2019 grant of 30,000 and 20,000 stock options to Messrs. Roberson and Boegner, respectively, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan. The stock options vest in one-fifth annual installments, beginning on the first anniversary of the grant date, subject to continued employment with Ballantyne.

(9)	Ballantyne provides its executives with certain employee benefits. These benefits include excess life and disability insurance and contributions made by with Ballantyne under the 401(k) Plan. The amounts reported for each Named Executive Officer as All Other Compensation for 2020 are identified and quantified below.

	Mr. Roberson	Mr. Major	Mr. Boegner
Employer match on 401(k) Plan	$5,749	$5,290	$6,641
Excess life and disability insurance	1,331	1,331	1,121
Accrued vacation pay-out	—	—	—
Total All Other Compensation	$7,080	$6,621	$7,762

The following table sets forth information concerning outstanding equity awards for each of the Named Executive Officers as of the end of the last completed fiscal year.

Outstanding Equity Awards at 2020 Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(*)
Mark D. Roberson	16,000	24,000	(1)	2.25	12/4/2028	—		—
	6,000	24,000	(2)	2.89	6/6/2029	—		—
	—	20,000	(3)	1.60	10/9/2030	—		—
	—	—		—	—	16,667	(8)	33,501
	—	—		—	—	43,334	(9)	87,101
	—	—		—	—	40,000	(10)	80,400

Todd R. Major	—	10,000	(3)	1.60	10/9/2030	—		—
	—	—		—	—	20,000	(13)	40,200
	—	—		—	—	20,000	(10)	40,200

Ray F. Boegner	5,000	—	(5)	4.70	1/11/2022	—		—
	32,000	—	(6)	4.33	11/22/2025	—		—
	24,000	16,000	(7)	6.50	2/28/2027	—		—
	20,000	30,000	(4)	4.70	1/26/2028	—		—
	4,000	16,000	(2)	2.89	6/6/2029	—		—
	—	15,000	(3)	1.60	10/9/2030	—		—
	—	—		—	—	13,334	(11)	26,801
	—	—		—	—	26,667	(9)	53,601
	—	—		—	—	30,000	(10)	60,300

* Based on the closing stock price of Ballantyne’s common stock of $2.01 on December 31, 2020, the last trading day of the 2020 fiscal year.

(1)	The 40,000 stock options granted to Mr. Roberson on December 4, 2018, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on December 4, 2019, and thereafter on December 4 of each year through 2023.

(2)	The 30,000 and 20,000 stock options granted to Messrs. Roberson and Boegner, respectively, on June 6, 2019, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on June 6, 2020, and thereafter on June 6 of each year through 2024.

(3)	The 20,000, 10,000 and 15,000 stock options granted to Messrs. Roberson, Major and Boegner, respectively, on October 9, 2020, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on October 9, 2021, and thereafter on October 9 of each year through 2025.

(4)	The 50,000 stock options granted to Mr. Boegner on January 26, 2018, pursuant to Ballantyne’s 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on January 26, 2019, and thereafter on January 26 of each year through 2023.

(5)	The 30,000 stock options granted to Mr. Boegner on January 11, 2012, pursuant to Ballantyne’s 2010 Long-Term Incentive Plan became exercisable in four equal installments beginning on January 11, 2013, and thereafter on January 11 of each year through 2016. On both August 11, 2016, and August 30, 2016, Mr. Boegner exercised options from this grant to acquire 5,000 shares of Ballantyne’s common stock. On June 8, 2017, Mr. Boegner exercised options from this grant to acquire 7,000 shares of Ballantyne’s common stock. On August 10, 2017, Mr. Boegner exercised options from this grant to acquire 8,000 shares of Ballantyne’s common stock.

(6)	The 40,000 stock options granted to Mr. Boegner on November 22, 2015, pursuant to Ballantyne’s 2010 Long-Term Incentive Plan became exercisable in five equal annual installments beginning on November 22, 2016, and thereafter on November 22 of each year through 2020. On November 23, 2016, Mr. Boegner exercised options from this grant to acquire 8,000 shares of Ballantyne’s common stock at an exercise price of $4.33 per share.

(7)	The 40,000 stock options granted to Mr. Boegner on February 28, 2017, pursuant to Ballantyne’s 2010 Long-Term Incentive Plan become exercisable in five equal annual installments beginning on February 28, 2018, and thereafter on February 28 of each year through 2022.

(8)	Represents 16,667 RSUs to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest on December 4, 2021.

(9)	Represents RSUs to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest in equal annual installments on June 6, 2021, and June 6, 2022.

(10)	Represents RSUs to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest in equal annual installments on October 9, 2021, October 9, 2022, and October 9, 2023.

(11)	Represents RSUs to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vested January 26, 2021.

(12)	Represents RSUs to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest in equal annual installments on July 1, 2021, July 1, 2022, and July 1, 2023.

(13)	Represents RSUs to be settled in shares of Ballantyne’s common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest in equal annual installments on May 31, 2021, and May 31, 2022.

Director Compensation

Following this offering, we expect to pay our directors as follow:

●	Each non-employee director will be entitled to receive an annual cash retainer of $ , paid in quarterly installments;

●	The chairperson of the Audit Committee will be entitled to receive an additional annual cash retainer of $ , paid in quarterly installments;

●	The chairperson of the Compensation Committee as well as the chairperson of the Nominating and Corporate Governance Committee will each be entitled to receive an additional cash retainer of $ , paid in quarterly installments;

●	Each non-employee director will receive an annual grant of RSUs with a value of $ , vesting in annual installment(s), beginning with the first anniversary of the grant date, provided that, if the director makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of the director’s last date of service as a director of the Company; and

●	Each non-employee director receives reimbursement for reasonable out-of-pocket expenses for attending meetings of the Board of Directors and its committees.

There will also be limit on the amount of compensation payable to our non-employee directors. Specifically, the aggregate grant date fair value of all awards granted to any single non-employee director during any single calendar year (determined as of the applicable grant date(s) under applicable financial accounting rules), when taken together with any cash fees paid to the non-employee director during the same calendar year, may not exceed $200,000.

In addition, we expect to reimburse all directors for reasonable expenses incurred in attending meetings of the Board or any of its committees.

Employment Agreements

We currently do not have formal employment agreements or offer letters with Messrs. Roberson, Major or Boegner. In connection with this offering, we through STS intend to enter into new employment and compensation arrangements with Messrs. Roberson and Major, separate from their employment agreements with Ballantyne, and effective as of the consummation of this offering, that include base salaries and bonus arrangements, subject in each case to the approval of the Compensation Committee of the Board of Directors. Similarly, we through STS intend to enter into a new employment agreement with Mr. Boegner, who will no longer be an employee of Ballantyne, effective as of the consummation of this offering, that will similarly include a base salary and bonus arrangements.

During the employment term, Messrs. Roberson, Major and Boegner will also be entitled to receive any other benefits which are provided to our other full-time employees in accordance with our policies and practices, including any that may be provided to personnel under the Management Services Agreement, and subject to satisfaction of any applicable conditions of eligibility.

Employee Benefit Plans

The employees of the Strong Global Entertainment, Inc. will continue to participate in Ballantyne’s plans after the initial public offering.

2021 Share Compensation Plan

On or prior to the consummation of this offering, our Board of Directors and shareholders will adopt and approve the 2021 Share Compensation Plan (the “Share Compensation Plan”). The Share Compensation Plan is a 10% “rolling” plan pursuant to which the number of common shares of the Company (“Common Shares”) which may be issued pursuant to restricted stock units (“RSUs”), and Options granted under the Share Compensation Plan, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides that participants (each, a “Participant”), who include participants who are citizens or residents of the United States, with the opportunity, through RSUs and options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of any vesting criteria determined at the time of the award. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to any vesting criteria determined at the time of the grant.

The following is a summary of the Share Compensation Plan.

Purpose of the Share Compensation Plan

The purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company; (B) such services are not provided in relation to an offer or sale of securities of the Company in a capital raising transaction, and do not promote or maintain a market for the Company’s securities; without limiting the foregoing, consultants providing investor relations services are not Consultants or eligible persons under the Share Compensation Plan; (C) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (D) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (E) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Administration of the Share Compensation Plan

The Share Compensation Plan will be administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the compensation committee of the Board. The Administrators will determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the stock exchange or quotation system where the Common Shares are listed on or through which the Common Shares are listed or quoted (the “Exchange”).

Number of Common Share Issuance under the Share Compensation Plan

The number of Common Shares that will be available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant. The total number of Common Shares issuable under the Share Compensation Plan or any other share compensation arrangements of the Company cannot exceed 10% of the Common Shares then outstanding, including the RSUs that may be awarded thereunder.

The maximum number of Common Shares subject to awards granted during a single fiscal year to any non-employee director shall not exceed                 Common Shares.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Change of Control

In the event of a Change of Control of the Company, the Administrators may, in their sole discretion, provide that the awards (i) will be assumed, converted or replaced by the resulting entity in the Change of Control; (ii) to the extent not assumed, converted or replaced as a result of the Change of Control, that vesting will be accelerated and awards will become 100% exercisable; or (iii) will be, at the option of the Participant, cancelled in exchange for a payment in cash or other property (including shares of the resulting entity in connection with a Change of Control) in an amount equal to the positive difference, if any, of the Fair Market Value of the Common Shares subject to the award over any exercise price related to the award, less any withholding taxes, as applicable.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each option, provided that the exercise price in respect of that option shall not be less than the “Fair Market Value” of a Commons Share on the date of grant. “Fair Market Value” is defined in the Share Compensation Plan to mean, as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the option or if the Common Shares are not listed on a stock exchange, the Fair Market Value shall be determined in good faith by the Administrators.

No option shall be exercisable after ten years from the date the option is granted. Under the Share Compensation Plan, should the term of an option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Transferability

RSUs awarded and options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Certain U.S. Federal Income Tax Consequences of the Plan

The following is a general summary of certain U.S. federal income tax consequences under current tax law to the Company (applicable to the Company if and only to the extent it is subject to U.S. federal income taxation on its net income) and to Participants in the Plan who are individual citizens or residents of the United States for federal income tax purposes (“U.S. Participants”) of stock options which are ISOs, or stock options which are NQSOs, and RSUs. This summary does not purport to cover all of the special rules that may apply, including special rules relating to limitations on our ability to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, U.S. Participants subject to Section 16(b) of the Exchange Act or the exercise of a stock option with previously-acquired ordinary shares. This summary assumes that U.S. Participants will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address the foreign, state or local or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the Plan, or ordinary shares issued pursuant thereto. Participants are urged to consult with their own tax advisors concerning the tax consequences to them of an award under the Plan or ordinary shares issued thereunder pursuant to the Plan.

A U.S. Participant generally does not recognize taxable income upon the grant of a NQSO if structured to be exempt from or comply with Code Section 409A. Upon the exercise of a NQSO, the U.S. Participant generally recognizes ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereof, and the Company generally will be entitled to a deduction for such amount at that time. If the U.S. Participant later sells ordinary shares acquired pursuant to the exercise of a NQSO, the U.S. Participant recognizes a long-term or short-term capital gain or loss, depending on the period for which the ordinary shares were held. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

A U.S. Participant generally does not recognize taxable income upon the grant or, except for purposes of the U.S. alternative minimum tax (“AMT”) the exercise, of an ISO. For purposes of the AMT, which is payable to the extent it exceeds the U.S. Participant’s regular income tax, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares subject to the ISO over the exercise price is a preference item for AMT purposes. If the U.S. Participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the U.S. Participant, the U.S. Participant generally recognizes a long-term capital gain or loss, and the Company will not be entitled to a deduction. However, if the U.S. Participant disposes of such ordinary shares prior to the end of either of the required holding periods, the U.S. Participant will have ordinary compensation income equal to the excess (if any) of the fair market value of such shares on the date of exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares, and the Company generally will be entitled to deduct such amount.

A U.S. Participant generally does not recognize taxable income upon the grant of an RSU. Generally, the U.S. Participant will recognize ordinary income subject to withholding upon the receipt of cash and/or transfer of shares of common stock in payment of the RSUs in an amount equal to the aggregate of the cash received or the fair market value of the common stock so transferred, as applicable, and the Company and the Company generally will be entitled to a deduction for such amount under U.S. tax laws to the extent applicable to the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Ballantyne

Prior to the completion of this offering, we will enter into various agreements that will govern the Separation of the Entertainment Business from Ballantyne and its transfer to us. These agreements and arrangements will take effect upon the closing of this offering. This offering will not continue if Ballantyne decides not to proceed with the Separation. If this offering does not continue, we will not proceed with the Separation. The material agreements described below are filed as exhibits 10.4 to 10.10 to the registration statement of which this prospectus forms a part and are hereby incorporated by reference into this prospectus.

Master Asset Purchase Agreement

We, through Strong Entertainment Subco, intend to enter into a Master Asset Purchase Agreement and IP Assignment Agreement with Strong/MDI, a wholly-owned subsidiary of Ballantyne, in connection with completion of the Separation. The Master Asset Purchase Agreement and IP Assignment Agreement will provide for the transfer from Strong/MDI to Strong Entertainment Subco of assets comprising Strong/MDI’s operating business, except the Joliette Plant and certain other excluded assets as set forth more fully below, including those set forth on Schedule “A” to the Master Asset Purchase Agreement, and the assumption by Strong Entertainment Subco of liabilities relating thereto, except the 20-year installment note collateralized by the Joliette Plant (but including an equipment financing facility with an outstanding balance of approximately $400,000 which will be contributed to Strong Entertainment Subco along with the financed equipment), and (B) liabilities in respect of product liability or personal injury claims arising out of products sold or distributed by Strong/MDI or Ballantyne, all in consideration for common shares of Strong Entertainment Subco.

The total purchase price for the transferred assets (the “Purchase Price”) will be equal to the fair market value of the transferred assets as of the effective date of the Separation (as agreed in good faith between Strong/MDI and Strong Entertainment Holdco). Strong Entertainment Subco will satisfy the Purchase Price by issuing to Strong/MDI an additional 9,999 common shares without par value of Strong Entertainment Subco (the “Consideration Shares”). The aggregate issue price for the Consideration Shares will be equal to the fair market value of the transferred assets immediately before the transfer occurs.

In addition to the Joliette Plant (and the 20 year installment note collateralized by the Joliette Plant), certain additional assets currently held by Strong/MDI will not be transferred to Strong Entertainment Subco under the Master Asset Agreement as they are not connected to the Entertainment Business namely, the common shares of GreenFirst Forest Products Inc., an intercompany debt owing to Strong/MDI by Ballantyne and the real property on which the Joliette Plant is located.

Strong/MDI and Strong Entertainment Subco will, each at the request of the other, jointly elect in the form, and within the time, prescribed pursuant to subsection 85(1) of the Income Tax Act (Canada) in respect of the transfer of the transferred assets with the intent that the transfer will be on a fully tax-deferred basis to Strong/MDI.  The amounts agreed upon by Strong/MDI and Strong Entertainment Subco with respect to each of the property and assets comprising the transferred assets will be set out in the election form (collectively referred to herein as the “Elected Amount”) within the limits allowed in that regard in the Income Tax Act (Canada).  If it is determined by the parties that the Elected Amount will not result in the transfer of the transferred assets on a fully tax-deferred basis, then the Elected Amount will be adjusted to equal such amount (the “Adjusted Elected Amount”) as may be agreed to by the parties or, failing such agreement, such amount as may be determined by a court of competent jurisdiction or by a competent taxing authority. Any adjustment will be made with retroactive effect as of the effective date of the Separation.

The transferred assets will be transferred on an as is, where is basis. Although Strong Entertainment Subco will not be assuming any liabilities in respect of product liability or personal injury claims arising out of products sold or distributed by Strong/MDI or Ballantyne prior to Closing, it has agreed to indemnify and hold harmless Strong/MDI and/or Ballantyne against certain claims and litigation proceedings which, have been made or commenced against Ballantyne prior to Closing.

Strong Entertainment Subco will agree to employ each employee who is employed by Strong/MDI in connection with the Entertainment Business immediately prior to the effective date of the Separation on the same terms and conditions that govern the current employment relationship between Strong/MDI and each particular employee.

IP Assignment Agreement

In order the effect the assignment of certain intellectual property being transferred to Strong Entertainment Subco by Strong/MDI under the Mater Asset Purchase Agreement, Strong Entertainment Subco will be entering into an IP Assignment Agreement with Strong/MDI.

Ballantyne Asset Transfer Agreement

The Ballantyne Asset Transfer Agreement will provide for the transfer from Ballantyne to STS of a limited number of contracts and intellectual property used in the Strong/MDI’s operating business, all in consideration for common shares of STS.

Ballantyne IP Assignment Agreement

In order the effect the assignment of certain intellectual property being transferred to STS by Ballantyne under the Ballantyne Asset Transfer Agreement, STS will be enter into the Ballantyne IP Assignment Agreement with Ballantyne.

Share Transfer Agreements

In connection with the Separation, we intend to enter into the Share Transfer Agreements with Strong/MDI. The Share Transfer Agreements will provide for the transfer to us of 100% of the outstanding common shares of Strong Entertainment Subco and 100% of the outstanding shares of capital stock of STS.

For more information regarding the Master Asset Purchase Agreement, the IP Assignment Agreement, the Ballantyne Asset Transfer Agreement and the Share Transfer Agreements see “The Separation Transaction ,” and for more information about the assets and liabilities to be transferred to us, see our unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus.

Management Services Agreement

We intend to enter into a Management Services Agreement with Ballantyne in connection with the completion of the Separation and this offering, effective upon the consummation of the Separation and this offering, pursuant to which Ballantyne and its subsidiaries and we and our subsidiaries, will provide to the other party certain, services, which could include information technology, legal, finance and accounting, human resources, tax, treasury, and other services. Pursuant to the Management Services Agreement, the charges for these services will generally be based on their actual cost basis (without markup), except as otherwise agreed upon. The charges for the services are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit. The term for the services to be provided are as set forth in the schedules to the Management Services Agreement, and if no term period is provided for a specified service, then such service is to terminate on the second anniversary of the effective date of the Management Services Agreement, provided that upon the expiration of any term, the term will renew automatically for successive periods of one year’s duration unless otherwise set forth therein, and  unless the Management Services Agreement is earlier terminated by the parties. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days, and the provider for a particular service generally can terminate that service prior to the scheduled expiration date [upon 10 days prior written notice] to the recipient, if the recipient has failed to perform any of its material obligations under the Management Services Agreement related to such services, and such failure has continued uncured for a period of 30 days after receipt by the recipient of a written notice of such failure.

We do not expect the net costs associated with the Management Services Agreement to be materially different than the historical costs that have been allocated to us related to these same services.

Dispute Resolution. If a dispute arises between Ballantyne and us under the Management Services Agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Master Asset Purchase Agreement, the IP Assignment Agreement, the Ballantyne Asset Transfer Agreement, the Ballantyne IP Assignment Agreement, the Share Transfer Agreements, and the Joliette Plant Lease, the dispute will be resolved through binding confidential arbitration.

Shared Contracts. Certain shared contracts have been assigned or amended to facilitate the separation of our business from Ballantyne pursuant to the Master Asset Purchase Agreement and the Ballantyne Asset Transfer Agreement. If such contracts may not be assigned or amended, or if there is a delay in the assignment of such contracts, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the separation is complete.

The Management Services Agreement also contains standard indemnification, confidentiality, and cooperation provisions.

Joliette Plant Lease

In connection with the Separation, we, though Strong Entertainment Subco, intend to enter into the Joliette Plant Lease with Strong/MDI, effective upon the consummation of the Separation and this offering, pursuant to which Strong Entertainment Subco will lease the Joliette Plant. The lease will be a fifteen (15) year lease, with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information furnished by current management and others, concerning the beneficial ownership of our common shares as of         , 2021, of (i) each person who is known to us to be the beneficial owner of more than five percent of our common shares; (ii) all directors and named executive officers; and (iii) our directors and executive officers as a group. The percentages below are based on a total of         shares outstanding as of         , 2021. The totals relating to the ownership percentages following the offering are based on the assumption of the sale of all shares offered in the offering.

The address of each holder listed below, except as otherwise indicated, is c/o Strong Global Entertainment, Inc., 4201 Congress Street, Suite 175, Charlotte, NC 28209.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership Prior to Offering (1)	Percentage of Beneficial Ownership Prior to Offering(1)	Amount of Beneficial Ownership Following Offering	Percentage of Beneficial Ownership Following Offering
Mark D. Roberson	-	-
Todd R. Major	-	-
Ray F. Boegner	-	-

Named Executive Officers, Executive Officers, and Directors as a Group ( Persons)
Strong/MDI

*Less than 1%

(1)	This table is based upon information supplied by officers, directors and principal shareholders and is believed to be accurate. Unless otherwise indicated in the footnotes to this table, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such option, warrant, or other convertible instrument but are not deemed outstanding for computing the percentage of any other person. Where more than one person has a beneficial ownership interest in the same shares, the sharing of beneficial ownership of these shares is designated in the footnotes to this table. As of 2021, the Company had common shares outstanding.

DESCRIPTION OF SECURITIES

General

The Company is authorized to issue 150,000,000 common shares without par value. As at the date of this prospectus, there are           common shares issued and outstanding as fully paid and non-assessable. In addition,           common shares are reserved for issuance pursuant to the 2021 Share Compensation Plan. See “Executive Compensation-2021 Share Compensation Plan”.

The Company is authorized to issue 150,000,000 preferred shares without par value. As at the date of this prospectus, there are no preferred shares issued and outstanding.

The following is a summary of the material terms of our share capital, as set forth in our Notice of Articles and Articles and any amendments thereto, as the same will be effective at the time of the consummation of this offering, and certain related sections of the BCBCA. The following summary is not a complete description of the share rights associated with our common shares and preferred shares and is subject to, and is qualified in its entirety by reference to, the provisions of our Notice of Articles and Articles, and any amendments thereto, and the applicable provisions of the BCBCA. For more detailed information, please see the forms of our BCBCA Notice of Articles and Articles, and any amendments thereto, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Shares

Holders of our common shares are entitled to one vote per share on all matters upon which holders of shares are entitled to vote. Subject to the prior rights of the holders of preferred shares, if any, the holders of our common shares are entitled to receive dividends as and when declared by our Board of Directors. See the section entitled “Dividend Policy.” Subject to the prior payment to the holders of preferred shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets. Holders of common shares have no pre-emptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our common shares. There is no provision in our Articles , as amended, requiring holders of common shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the common shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Preferred Shares

The Company’s Articles and Notice of Articles, each as amended, authorize the Company’s Board to establish one or more series of preferred shares (including convertible preferred shares). Unless required by law or by the NYSE American, the authorized preferred shares will be available for issuance without further action by common shareholders. The Company’s Board may determine, with respect to any series of preferred shares, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

●	the designation of the series;
●	the number of shares of the series, which the Company’s Board may, except where otherwise provided in the preferred share designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
●	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
●	the dates at which dividends, if any, will be payable;
●	the redemption rights and price or prices, if any, for shares of the series;
●	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
●	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
●	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
●	restrictions on the issuance of shares of the same series or of any other class or series; and
●	the voting rights, if any, of the holders of the series.

The Company could issue a series of preferred shares that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of a shareholder might believe to be in its best interests or in which a shareholder might receive a premium for the Company’s common shares over the market price of the common shares. Additionally, the issuance of preferred shares may adversely affect the holders of the Company’s common shares by restricting dividends on the common shares, diluting the voting power of the common shares or subordinating the liquidation rights of the common shares. As a result of these or other factors, the issuance of preferred shares could have an adverse impact on the market price of the Company’s common shares.]

Transfer Agent and Registrar

The transfer agent and registrar for our common shares [and our preferred shares] is  Broadridge Corporate Issuer Solutions, Inc. The transfer agent’s address is  P.O. Box 1342 Brentwood, NY 11717, and its telephone number is  877-830-4936.

Ownership and Exchange Controls

There is no limitation imposed by Canadian law or by our Articles, as amended, on the right of a non-resident to hold or vote our common shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our common shares by a non-Canadian who is an investor originating from a country with which Canada has a free trade agreement, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.565 billion. For most other investors who are not state-owned enterprises the threshold is currently C$1.043 billion for 2021.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

Under the national-security-review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national-security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national-security review. Review on national-security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national-security review, including:

●	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

●	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our common shares, remains unchanged.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

This section is a general summary of the material U.S. federal income tax provisions relating to the acquisition, ownership and disposition of our securities issued pursuant to this offering. This section does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our securities, nor does it provide any actual representations as to any tax consequences of the acquisition, ownership or disposition of our securities.

Because the components of a unit are separable at the option of the holder, the holder of a unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying common share, warrant and right components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of common shares, warrants and rights should also apply to holders of units (as the deemed owners of the underlying common shares, warrants and rights that comprise the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities who or that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the acquisition ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion assumes that the common shares, warrants and rights will trade separately and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase our securities pursuant to this offering and own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the Medicare Tax on net investment income. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers, and traders in securities or foreign currencies;

●	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5 percent or more of our voting shares;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations;

●	partnerships, S-corporations, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and any beneficial owners of such entities; or

●	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our common shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the descriptions herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. IT DOES NOT PROVIDE ANY ACTUAL REPRESENTATIONS AS TO ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES AND WE HAVE NOT OBTAINED ANY OPINION OF COUNSEL WITH RESPECT TO SUCH TAX CONSEQUENCES. AS A RESULT, EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL NON-INCOME TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Distributions Paid on Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash dividend paid on our common shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s tax basis in its common shares (but not below zero) and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such common shares.

With respect to non-corporate U.S. Holders, dividends may be subject to the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Common Shares” below) if our common shares are readily tradeable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our common shares.

Taxation on the Disposition of Common Shares

Upon a sale or other taxable disposition of our common shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in its common shares generally will equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price of a unit allocated to an common share, warrant, or right) reduced by any prior distributions treated as a return of capital.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at reduced rates. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the common shares exceeds one year. The deductibility of capital losses is subject to various limitations. U.S. Holders who recognize losses with respect to a disposition of our common shares should consult their own tax advisors regarding the tax treatment of such losses.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which U.S. Holders hold our securities. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the income test described above, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including this offering. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes following the Separation, but this conclusion is a factual determination made annually and, thus, is subject to change.

Although a determination as to our PFIC status will be made annually, an initial determination we are a PFIC will generally apply for subsequent years to a U.S. Holder who held our securities while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our common shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our common shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a purging election to recognize under the PFIC rules any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in our shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our common shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its common shares at the end of its taxable year over the adjusted basis in its common shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its common shares and for which we are treated as a PFIC. Currently, a mark-to-market election may not be made with respect to our warrants or rights.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE American, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our securities should consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our common shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends (including constructive dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our common shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its common shares and whether any gain or loss with respect to such common shares is long-term or short-term may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our common shares.

Moreover, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our common shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our common shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that backup withholding is required; or
●	fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

We will withhold all taxes required to be withheld by law from any amounts otherwise payable to any holder of our common shares, including tax withholding required by the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the requisite information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF OUR COMMON SHARES THAT ARE NON-RESIDENT IN CANADA

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a beneficial holder of common shares who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length with the Company, (ii) is not affiliated with the Company, (iii) holds such common shares as capital property, (iv) is neither resident nor deemed to be resident in Canada, (v) does not use or hold, and will not be deemed to use or hold, common shares in or in the course of carrying on a business in Canada, and (vi) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention (each, a “U.S. Resident Holder”). In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Common shares will generally be considered to be capital property to a U.S. Resident Holder unless the U.S. Resident Holder holds or uses the common shares or is deemed to hold or use the common shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a U.S. Resident Holder (i) that is a “financial institution” for purposes of the mark to market rules contained in the Tax Act; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (v) that reports its “Canadian tax results” in a currency other than Canadian currency, all as defined in the Tax Act; (vi) that is exempt from tax under the Tax Act; or (vii) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the common shares, as those terms are defined in the Tax Act. Such U.S. Resident Holders should consult their own tax advisors with respect to their holding of common shares.

Special considerations, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such U.S. Resident Holders should consult their own advisors.

This summary does not address the deductibility of interest by a U.S. Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of common shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the holding of common shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular U.S. Resident Holder. U.S. Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

Generally, for purposes of the Tax Act, all amounts relating to the common shares must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition, and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the single daily exchange rate published by the Bank of Canada on the particular date the particular amount arose, or such other rate of exchange as may be accepted by the CRA. U.S. Resident Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Dividends of Common Shares

Subject to an applicable international tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a non-resident of Canada on the common shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Resident Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Resident Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Resident Holders that are qualifying religious, scientific, literary, educational, or charitable tax exempt organizations or qualifying trusts, companies, organizations, or arrangements operated exclusively to administer or provide pension, retirement, or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares

A U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Resident Holder on a disposition of common shares, unless the common shares constitute “taxable Canadian property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of the disposition.

Generally, as long as the common shares are listed on a designated stock exchange (which currently includes the NYSE American) at the time of its disposition, the common shares will not constitute taxable Canadian property of a U.S. Resident Holder, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the U.S. Resident Holder, persons with which the U.S. Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the U.S. Resident Holder or persons which do not deal at arm’s length with the U.S. Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the authorized share structure of the Company, and (b) more than 50% of the fair market value of the common shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem common shares to be taxable Canadian property to a U.S. Resident Holder in certain circumstances.

Even if the common shares are considered to be taxable Canadian property to a U.S. Resident Holder, the U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Resident Holder on a disposition of common shares if the common shares are “treaty-protected property” of the U.S. Resident Holder at the time of the disposition. The common shares of such U.S. Resident Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the common shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

Taxation of Capital Gains and Losses

If the common shares are taxable Canadian property of a U.S. Resident Holder and are not treaty-protected property of that U.S. Resident Holder at the time of the disposition, that U.S. Resident Holder will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the common shares exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such common shares immediately before the disposition and any reasonable expenses incurred for the purpose of making the disposition.

Generally, one half of any capital gain (a “taxable capital gain”) realized by a U.S. Resident Holder must be included in the U.S. Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

U.S. Resident Holders whose common shares are taxable Canadian property should consult their own advisors.

SHARES ELIGIBLE FOR FUTURE SALE

There is currently no market for our common shares. We cannot predict the effect, if any, that market sales of our common shares or the availability of our common shares for sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of our common shares in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

All of the shares distributed hereunder will be freely tradable, except that any shares acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. Following the closing of the offering, and assuming that all of the offered shares are purchased, these affiliates, which consists solely of Strong/MDI, will hold a total of approximately                 shares, or approximately                 % of the common shares outstanding.

Lock-Up Agreements

Pursuant to “lock-up” agreements, our directors and officers have agreed, for a period of twelve (12) months from the date of this offering, and any other holder of our outstanding common shares has agreed, for a period of six (6) months from the date of this offering, subject to limited exceptions, without the prior written consent of the Representative, that they will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities.

In addition, pursuant to the Underwriting Agreement, we and any of our successors have agreed, for a period of six (6) months from the date of the Underwriting Agreement, that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Share Compensation Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all common shares issued or issuable under our Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover approximately                 common shares. Common shares issued under our share compensation plans after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Canadian Resale Restrictions

Any sale of any of our shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven (7) days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

UNDERWRITING

ThinkEquity LLC, is acting as the representative of the underwriters of this offering, which we refer to as the Representative. We have entered into an underwriting agreement, dated                , 2022 (the “Underwriting Agreement”), with the Representative. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Underwriter	Number of Common Shares

ThinkEquity LLC

Total

All of the common shares to be purchased by the underwriters will be purchased from us.

The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the Underwriting Agreement. The common shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken.

We expect that delivery of the common shares will be made against payment therefor on or about                 , 2022. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 45 calendar days after the closing of this offering, to purchase up to an additional          common shares (15% of the common shares sold in this offering) from us to cover over-allotments, if any, at a price per share of common shares equal to the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the Underwriting Agreement, to purchase these additional common shares. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered hereby.

Discounts, Commissions and Reimbursement

The Representative has advised us that the underwriters propose to offer the common shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $                 per share. After the initial offering to the public, the public offering price and other selling terms may be changed by the Representative.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option

Public offering price	$	$	$
Underwriting discount %	$	$	$
Proceeds, before expenses, to us	$	$	$

We have paid an expense deposit of $50,000 (the “Advance”) to the Representative, which will be applied against the actual out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering and will be reimbursed to us to the extent not incurred.

We have also agreed to reimburse the Representative for all reasonable and actual accountable expenses incurred by the Representative in connection with this offering up to a maximum of              in the aggregate, including the fees and expenses of the underwriters’ legal counsel and any expenses incurred by the Representative in conducting its due diligence, including background checks of our officers and directors, less the Advance previously paid to the Representative.

We estimate the expenses of this offering payable by us, not including underwriting commissions, will be approximately $                 .

Representatives’ Warrants

We have agreed to issue to the Representative, upon the closing of this offering, warrants to purchase up to an aggregate of           common shares (5% of the common shares sold in this offering, but excluding any shares sold upon exercise of the underwriters’ over-allotment option). The Representative’s Warrants are exercisable at a per share price equal to 125% of the public offering price per share in this offering (excluding the over-allotment option). The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the six month anniversary of the effective date of the registration statement of which this prospectus is a part and expiring on the date that is five years following the effective date of the registration statement of which this prospectus is a part.

The Representative’s Warrants are deemed underwriter compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However, neither the Representative Warrant exercise price, nor the number of common shares underlying such warrants, will be adjusted for issuances of common shares by the Company at a price below the exercise price of the Representative’s Warrants.

Lock-up Agreements

Pursuant to “lock-up” agreements, our directors and officers have agreed, for a period of twelve (12) months from the date of this offering, and any other holder of our outstanding common shares has agreed, for a period of six (6) months from the date of this offering, subject to limited exceptions, without the prior written consent of the Representative, that they will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities.

In addition, pursuant to the Underwriting Agreement, we and any of our successors have agreed, for a period of six (6) months from the date of the Underwriting Agreement, that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Right of First Refusal

In addition, for a period of twelve (12) months from the date of the closing of this offering, we agreed to grant to the Representative, an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twelve (12) month period for us, or any successor to or any subsidiary of us, on terms agreed to by both us and the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the Underwriting Agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the Representative based on the trading price of our common shares prior to the offering, among other things. Other factors considered in determining the public offering price of the common shares include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other Relationships

From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. Specifically, the underwriters may over-allot in connection with this offering by selling more shares of our common shares than are set forth on the cover page of this prospectus. This creates a short position in shares of our common shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common shares or reduce any short position by bidding for, and purchasing, common shares in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing common shares in this offering because the underwriter repurchases the common shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, common shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our common shares are traded, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions of our common shares on NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of our common shares and extending through the completion of Separation. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our common shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside The United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that no offers of securities will be in member states (“Member State”) of the European Economic Area (the “EEA”)other than:

●	to legal entities that are qualified investors as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors within the meaning of the Prospectus Regulation) subject to obtaining the prior consent of our company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of common shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no offer of common shares which are the subject of the offering has been, or will be made to the public in the United Kingdom, other than:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation (as defined below);

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of Representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of common shares shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, this prospectus is not a prospectus for the purposes of the UK Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of shares of common stock in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in the United Kingdom of shares of common stock which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case, in relation to such offer. Neither us nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in United Kingdom by any measure implementing the UK Prospectus Regulation, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

The communication of prospectus and any other document or materials relating to the issue of the common shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares of common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), or CONSOB, pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy, other than:

●	to Italian qualified investors, or Qualified Investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended; and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No.58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Canada

The securities may be sold in Canada only to purchasers, purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario). Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Canadian purchasers should refer to any applicable provisions of the securities legislation of their province or territory for particulars of these rights or consult with a legal advisor.

LEGAL MATTERS

Certain legal matters in connection with the offering relating to U.S. law will be passed upon by Loeb & Loeb LLP, New York, New York. The validity of the issuance of the common shares offered hereby and other legal matters in connection with the offering relating to Canadian law will be passed upon by Gowling WLG (Canada) LLP. The underwriters in this offering are being represented by Sullivan & Worcester LLP relating to U.S. law and Tingle Merrett LLP relating to Canadian law.

EXPERTS

The financial statements as of December 31, 2020 and December 31, 2019 and for each of the two years in the period ended December 31, 2020 included in this registration statement have been so included in reliance on the report of Haskell and White LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed this Registration Statement under the Securities Act with the SEC, for the common shares of the Company being sold. The registration statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the public reference facilities by contacting the SEC at 1-800-SEC-0330. Copies of such materials may be obtained at prescribed rates by writing to the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The Company is subject to the informational requirements of the Exchange Act. In accordance therewith, we file reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the address set forth above. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at               . Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

You may also contact the Company at 4201 Congress Street, Suite 175, Charlotte, NC 28209, or via telephone at (704) 994-8279.

Strong Global Entertainment

F-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Ballantyne Strong, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Strong Global Entertainment (the “Company”) as of December 31, 2020 and 2019, the related combined statements of operations, comprehensive income, equity, and cash flows for each of the years then ended, and the related notes (collectively, the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of the Company as of December 31, 2020 and 2019, and the combined results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Emphasis of Matter – Combined Financial Statements

As discussed in Note 1, the combined financial statements of the Company reflect the business assets, liabilities, revenue and expenses directly attributable to Strong/MDI Screen Systems, Inc. and Strong Technical Services, Inc., which currently operate as an operating segment of Ballantyne Strong, Inc. The combined financial statements also reflect allocations deemed reasonable by management to present the combined financial position, results of operations, changes in equity and cash flows of the Company on a stand-alone basis and do not necessarily reflect the combined financial position, results of operations, changes in equity and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Haskell & White LLP
HASKELL & WHITE LLP

We have served as the Company’s auditor since 2021.

Irvine, California
November 12, 2021

F-2

Strong Global Entertainment

Combined Balance Sheets

(In thousands)

	December 31, 2020	December 31, 2019

Assets
Current assets:
Cash and cash equivalents	$3,355	$3,099
Accounts receivable, net	5,580	7,514
Inventories, net	2,264	2,325
Other current assets	1,035	1,297
Total current assets	12,234	14,235
Property, plant and equipment, net	5,364	5,658
Operating lease right-of-use assets	77	298
Finance lease right-of-use assets	4	-
Intangible assets, net	279	412
Goodwill	938	919
Other assets	29	31
Total assets	$18,925	$21,553

Liabilities and Equity
Current liabilities:
Accounts payable	$1,696	$2,187
Accrued expenses	1,470	2,800
Short-term debt	3,299	3,080
Current portion of operating lease obligations	96	185
Current portion of finance lease obligations	3	-
Deferred revenue and customer deposits	914	887
Total current liabilities	7,478	9,139
Operating lease obligations, net of current portion	15	198
Deferred income taxes	706	384
Other long-term liabilities	94	38
Total liabilities	8,293	9,759

Commitments, contingencies and concentrations (Notes 11, 12 and 13)

Equity:
Accumulated other comprehensive loss	(3,829)	(4,499)
Net parent investment	14,461	16,293
Total equity	10,632	11,794
Total liabilities and equity	$18,925	$21,553

See accompanying notes to combined financial statements.

F-3

Strong Global Entertainment

Combined Statements of Operations

(In thousands)

	Years Ended December 31,
	2020	2019
Net product sales	$15,987	$26,448
Net service revenues	4,833	10,921
Total net revenues	20,820	37,369
Cost of products sold	10,980	16,369
Cost of services	5,193	8,842
Total cost of revenues	16,173	25,211
Gross profit	4,647	12,158
Selling and administrative expenses:
Selling	1,656	2,080
Administrative	4,312	4,700
Total selling and administrative expenses	5,968	6,780
Loss on disposal of assets	(33)	(69)
(Loss) income from operations	(1,354)	5,309
Other income (expense):
Interest expense	(112)	(139)
Fair value adjustment to notes receivable	-	(2,857)
Foreign currency transaction loss	(292)	(288)
Other income, net	3,129	1,732
Total other income (expense)	2,725	(1,552)
Income before income taxes	1,371	3,757
Income tax benefit (expense)	74	(1,864)
Net income	$1,445	$1,893

See accompanying notes to combined financial statements.

F-4

Strong Global Entertainment

Combined Statements of Comprehensive Income

(In thousands)

	Years Ended December 31,
	2020	2019
Net income	$1,445	$1,893
Currency translation adjustment:
Unrealized net change arising during period	670	554
Total other comprehensive income	670	554
Comprehensive income	$2,115	$2,447

See accompanying notes to combined financial statements.

F-5

Strong Global Entertainment

Combined Statements of Equity

Years Ended December 31, 2020 and 2019

(In thousands)

	Accumulated Other Comprehensive Loss	Net Parent Investment	Total
Balance at December 31, 2018	$(5,053)	$16,522	$11,469
Net income	-	1,893	1,893
Net other comprehensive income	554	-	554
Stock-based compensation expense	-	213	213
Net transfer to parent	-	(2,335)	(2,335)
Balance at December 31, 2019	(4,499)	16,293	11,794
Net income	-	1,445	1,445
Net other comprehensive income	670	-	670
Stock-based compensation expense	-	232	232
Net transfer to parent	-	(3,509)	(3,509)
Balance at December 31, 2020	$(3,829)	$14,461	$10,632

See accompanying notes to combined financial statements.

F-6

Strong Global Entertainment

Combined Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$1,445	$1,893
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (recovery of) doubtful accounts	588	(153)
Provision for (benefit from) obsolete inventory	151	(440)
Benefit from warranty reserve	(28)	(73)
Depreciation and amortization	870	896
Amortization and accretion of operating leases	21	158
Fair value adjustment to notes receivable	-	2,857
Loss on disposal of assets	10	69
Gain on business interruption claim settlement	(808)	-
Deferred income taxes	204	(297)
Stock-based compensation expense	232	213
Changes in operating assets and liabilities:
Accounts receivable	1,414	68
Inventories	26	726
Current income taxes	212	(319)
Other assets	74	(513)
Accounts payable and accrued expenses	(312)	226
Deferred revenue and customer deposits	(3)	(929)
Operating lease obligations	(73)	(197)
Net cash provided by operating activities	4,023	4,185

Cash flows from investing activities:
Capital expenditures	(467)	(1,597)
Net cash used in investing activities	(467)	(1,597)

Cash flows from financing activities:
Proceeds from issuance of short-term debt	389	-
Principal payments on short-term debt	(233)	(225)
Proceeds from borrowing under credit facility	5,158	-
Repayments of borrowings under credit facility	(5,158)	-
Net cash transferred to parent	(3,509)	(2,335)
Payments on capital lease obligations	-	(1)
Net cash provided by (used in) financing activities	(3,353)	(2,561)
Effect of exchange rate changes on cash and cash equivalents	53	512
Net increase in cash and cash equivalents	256	539
Cash and cash equivalents at beginning of year	3,099	2,560
Cash and cash equivalents at end of year	$3,355	$3,099

Supplemental disclosure of cash paid for:
Interest	$112	$139
Income taxes	$405	$1,713

See accompanying notes to combined financial statements.

F-7

Strong Global Entertainment

Notes to the Combined Financial Statements

1. Business Description and Basis of Presentation

Business Description

Strong Global Entertainment, Inc. (“Strong Global Entertainment,” or the “Company”) combines the operating assets and liabilities of Strong/MDI Screen Systems, Inc. (“Strong/MDI”), a leading premium screen and projection coatings supplier in the world, and Strong Technical Services, Inc. (“STS”), which provides comprehensive managed service offerings with 24/7/365 support nationwide to ensure solution uptime and availability.

The Company currently operates as an operating segment of Ballantyne Strong, Inc. (“Ballantyne”), as discussed in the Basis of Presentation below. On July 29, 2021, Ballantyne announced that its board of directors had approved the pursuit of a separation of its Strong Global Entertainment business segment from Ballantyne. Ballantyne announced that the separation was expected to be effected through an initial public offering (the “Offering”) of newly issued common shares of Strong Global Entertainment, Inc. Ballantyne intends to remain the majority shareholder of the subsidiary post-offering.

Basis of Presentation

The combined financial statements of Strong Global Entertainment have been derived from the consolidated financial statements and accounting records of Ballantyne as if Strong Global Entertainment had operated on a stand-alone basis during the periods presented and were prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). Historically, Strong Global Entertainment was reported as an operating segment within Ballantyne’s reportable segments and did not operate as a stand-alone company. Accordingly, Ballantyne historically reported the financial position and the related results of operations, cash flows and changes in equity of Strong Global Entertainment as a component of Ballantyne’s consolidated financial statements.

The combined financial statements are presented as if Strong Global Entertainment had been carved out of Ballantyne for all periods presented. Prior to the completion of the Offering, certain assets and liabilities presented will transfer to Strong Global Entertainment at carry-over (historical cost) basis.

Cash and cash equivalents are managed through bank accounts legally owned by Ballantyne as well as accounts owned by STS and Strong/MDI. Accordingly, cash and cash equivalents held by Ballantyne at the corporate level were not attributable to Strong Global Entertainment for any of the periods presented. Only cash amounts in accounts legally owned by entities dedicated to the Strong Global Entertainment business are reflected in the combined balance sheets. Ballantyne manages cash on a centralized basis and routinely transferred cash to and from its operating subsidiaries to maintain target cash levels and fund disbursements. Transfers of cash, both to and from Ballantyne, are reflected as a component of Net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

As the operations that comprise Strong Global Entertainment were not historically held by a single legal entity, total Net parent investment is shown in lieu of equity in the combined financial statements. Balances between Strong Global Entertainment and Ballantyne that were not historically cash settled are included in Net parent investment. Net parent investment represents Ballantyne’s interest in the recorded assets of Strong Global Entertainment and represents the cumulative investment by Ballantyne in Strong Global Entertainment through the dates presented, inclusive of operating results.

The operating results of Strong Global Entertainment have historically been disclosed as a reportable segment within the consolidated financial statements of Ballantyne enabling identification of directly attributable transactional information, functional departments and headcount. The combined balance sheets were primarily derived by reference to one, or a combination, of Strong Global Entertainment transaction-level information, functional department or headcount. Revenue and Cost of revenue were derived from transactional information specific to Strong Global Entertainment products and services. Directly attributable operating expenses were derived from activities relating to Strong Global Entertainment functional departments and headcount. Certain additional costs, including compensation costs for corporate employees, have been allocated from Ballantyne. The allocated costs for corporate functions included, but were not limited to, executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing activities, shared facilities and other shared services, which are not provided at the Strong Global Entertainment level. These costs were allocated on a basis of revenue, headcount or other measures Strong Global Entertainment has determined as reasonable.

F-8

Strong Global Entertainment employees also historically participated in Ballantyne’s stock-based incentive plans, in the form of restricted stock units (“RSUs”) and stock options issued pursuant to Ballantyne’s employee stock purchase plan. Stock-based compensation expense has been either directly reported by or allocated to Strong Global Entertainment based on the awards and terms previously granted to Ballantyne’s employees.

Allocations for management costs and corporate support services provided to Strong Global Entertainment totaled $1.4 million for each of the years ended December 31, 2020 and December 31, 2019, all of which is included in general and administrative expenses. Strong Global Entertainment expects to incur additional expenses as a stand-alone publicly traded company. It is not practicable to estimate actual costs that would have been incurred had Strong Global Entertainment been a stand-alone company during the periods presented.

The management of Strong Global Entertainment believes the assumptions underlying the combined financial statements, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided, or the benefit received by, Strong Global Entertainment during the periods presented. Nevertheless, the combined financial statements may not be indicative of Strong Global Entertainment’s future performance, do not necessarily include all of the actual expenses that would have been incurred had Strong Global Entertainment been an independent entity during the historical periods and may not reflect the results of operations, financial position, and cash flows had Strong Global Entertainment been a stand-alone company during the periods presented.

During the periods presented in the combined financial statements, the operations of Strong Global Entertainment are included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by Ballantyne, where applicable. Income tax expense and other income tax related information contained in the combined financial statements are presented on a separate return basis as if Strong Global Entertainment had filed its own tax returns. The income taxes of Strong Global Entertainment as presented in the combined financial statements may not be indicative of the income taxes that Strong Global Entertainment will generate in the future. Additionally, certain tax attributes such as net operating losses or credit carryforwards are presented on a separate return basis, and accordingly, may differ in the future. In jurisdictions where Strong Global Entertainment has been included in the tax returns filed by Ballantyne, any income tax receivables resulting from the related income tax provisions have been reflected in the balance sheet within Net parent investment.

Net income per share data has not been presented in the combined financial statements because Strong Global Entertainment did not operate as a separate legal entity with its own capital structure during the periods presented.

The Company’s fiscal year begins on January 1 of the year stated and ends on December 31 of the same year.

The preparation of these combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

The combined financial statements included in this report are presented in accordance with the requirements of interim financial data and consequently do not include all of the disclosures normally required by GAAP for annual reporting purposes, such as those made in the Company’s audited combined financial statements for the years ended December 31, 2020 and 2019. These combined financial statements should be read in conjunction with the combined financial statements and notes thereto included elsewhere this registration statement for the years ended December 31, 2020 and 2019.

The combined balance sheet as of December 31, 2020 was derived from the Company’s audited combined balance sheet as of that date. All other combined financial statements contained herein are unaudited and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary to present a fair statement of the financial position and the results of operations and cash flows for the respective interim periods. The results for interim periods are not necessarily indicative of trends or results expected for a full fiscal year.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company accounts for revenue using the following steps:

●	Identify the contract, or contracts, with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the identified performance obligations; and
●	Recognize revenue when, or as, the Company satisfies the performance obligations.

The Company combines contracts with the same customer into a single contract for accounting purposes when the contracts are entered into at or near the same time and the contracts are negotiated as a single commercial package, consideration in one contract depends on the other contract, or the services are considered a single performance obligation. If an arrangement involves multiple performance obligations, the items are analyzed to determine whether they are distinct, whether the items have value on a standalone basis and whether there is objective and reliable evidence of their standalone selling price. The total contract transaction price is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The standalone selling price is based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost-plus margin approach. The Company estimates the amount of total contract consideration it expects to receive for variable arrangements by determining the most likely amount it expects to earn from the arrangement based on the expected quantities of services it expects to provide and the contractual pricing based on those quantities. The Company only includes some or a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is subsequently resolved. The Company considers the sensitivity of the estimate, its relationship and experience with the client and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement.

F-9

As discussed in more detail below, revenue is recognized when a customer obtains control of promised goods or services under the terms of a contract and is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company typically does not have any material extended payment terms, as payment is due at or shortly after the time of the sale. Sales, value-added and other taxes collected concurrently with revenue producing activities are excluded from revenue.

The Company recognizes contract assets or unbilled receivables related to revenue recognized for services completed but not yet invoiced to the clients. Unbilled receivables are recorded as accounts receivable when the Company has an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when the Company invoices clients, or receives cash, in advance of performing the related services under the terms of a contract. Deferred revenue is recognized as revenue when the Company has satisfied the related performance obligation.

The Company defers costs to acquire contracts, including commissions, incentives and payroll taxes, if they are incremental and recoverable costs of obtaining a customer contract with a term exceeding one year. Deferred contract costs are reported within other assets and amortized to selling expense over the contract term, which generally ranges from one to five years. The Company has elected to recognize the incremental costs of obtaining a contract with a term of less than one year as a selling expense when incurred. The Company did not have any deferred contract costs as of December 31, 2020 or December 31, 2019.

Screen system sales

The Company typically recognizes revenue on the sale of its screen systems when control of the screen is transferred to the customer, usually at time of shipment. However, revenue is recognized upon delivery for certain international shipments with longer shipping transit time because control does not transfer to the customer until delivery. For contracts that are long-term in nature, the Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs. Under the percentage-of-completion method, revenue is recorded based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract. The cost of freight and shipping to the customer is recognized in cost of sales at the time of transfer of control to the customer.

Digital equipment sales

The Company recognizes revenue on sales of digital equipment when the control of the equipment is transferred, which occurs at the time of shipment from the Company’s warehouse or drop-shipment from a third party. The Company typically records revenue for drop-shipment order on a gross basis as the Company (i) is responsible for fulfilling the order, (ii) has inventory risk, (iii) would be the receipt of any returned items and (iv) has discretion over pricing. The cost of freight and shipping to the customer is recognized in cost of sales at the time of transfer of control to the customer.

Field maintenance and monitoring services

The Company sells service contracts that provide maintenance and monitoring services to its customers. These contracts are generally 12 months in length. Revenue related to service contracts is recognized ratably over the term of the agreement.

In addition to selling service contracts, the Company also performs discrete time and materials-based maintenance and repair work for its customers. Revenue related to time and materials-based maintenance and repair work is recognized at the point in time when the performance obligation has been fully satisfied.

Installation services

The Company performs installation services for its customers and recognizes revenue upon completion of the installations.

F-10

Extended warranty sales

The Company sells extended warranties to its customers. When the Company is the primary obligor, revenue is recognized on a gross basis ratably over the term of the extended warranty. In third party extended warranty sales, the Company is not the primary obligor, and revenue is recognized on a net basis at the time of the sale.

Cash and Cash Equivalents

All short-term, highly liquid financial instruments are classified as cash equivalents in the combined balance sheets and statements of cash flows. Generally, these instruments have maturities of three months or less from date of purchase. As of December 31, 2020, $2.5 million of the $3.4 million in cash and cash equivalents was in Canada, and the remaining $0.9 million was in the U.S.

Accounts and Notes Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company determines the allowance for doubtful accounts based on several factors, including overall customer credit quality, historical write-off experience and a specific analysis that projects the ultimate collectability of the account. As such, these factors may change over time causing the allowance level and bad debt expense to be adjusted accordingly. Since many of Strong Global Entertainment’s customers have been negatively impacted by COVID-19, the Company recorded $0.6 million of bad debt expense during 2020 as a result of the increased uncertainty related to collection of trade accounts receivable from these customers. The accounts receivable balances on the combined balance sheets are net of an allowance for doubtful accounts of $0.9 million and $0.3 million as of December 31, 2020 and 2019, respectively.

The Company elected the fair value option on its notes receivable. See “Fair Value of Financial and Derivative Instruments” for additional information on the Company’s notes receivable.

Past due accounts for accounts and notes receivable are written off when our efforts have been unsuccessful in collecting amounts due.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value. Inventories include appropriate elements of material, labor and manufacturing overhead. Inventory balances are net of reserves on slow moving or obsolete inventory based on management’s review of inventories on hand compared to estimated future usage and sales, technological changes and product pricing.

Business Combinations

The Company uses the acquisition method of accounting for acquired businesses. Under the acquisition method, the financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is often required in estimating the fair value of assets acquired, particularly intangible assets. As a result, in the case of significant acquisitions, the Company normally obtains the assistance of third-party valuation specialists in estimating fair values of tangible and intangible assets. The fair value estimates are based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Intangible Assets

The Company’s intangible assets consist primarily of costs incurred to develop or obtain software, as well as costs incurred for upgrades and enhancements resulting in new or enhanced functionality. The Company evaluates its intangible assets for impairment when events or circumstances indicate that the carrying amount of these assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives to their estimated residual values. Significant judgments and assumptions are required in the impairment evaluations.

F-11

Goodwill

Goodwill is not amortized and is tested for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. The annual impairment test is performed as of December 31 each year. Significant judgment is involved in determining if an indicator of impairment has occurred. The Company may consider indicators such as deterioration in general economic conditions, adverse changes in the markets in which the reporting unit operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

The Company may first review for goodwill impairment by assessing qualitative factors to determine whether any impairment may exist. For a reporting unit in which the Company concludes, based on the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount (or if the Company elects to skip the optional qualitative assessment), the Company is required to perform a quantitative impairment test, which includes measuring the fair value of the reporting unit and comparing it to the reporting unit’s carrying amount. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit.

Goodwill was recorded in connection with the acquisition of Peintures Elite, Inc. in 2013. A qualitative assessment was performed for the year ended December 31, 2020 and it was determined that no events had occurred since the acquisition that would indicate an impairment was more likely than not.

Property, Plant and Equipment

Significant expenditures for the replacement or expansion of property, plant and equipment are capitalized. Depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. For financial reporting purposes, assets are depreciated over the estimated useful lives of 20 years for buildings and improvements, the lesser of the lease term or the estimated useful life for leasehold improvements, 3 to 10 years for machinery and equipment, 7 years for furniture and fixtures and 3 years for computers and accessories. The Company generally uses accelerated methods of depreciation for income tax purposes. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of property, plant and equipment is based on management’s estimates of future undiscounted cash flows and these estimates may vary due to a number of factors, some of which may be outside of management’s control. To the extent that the Company is unable to achieve management’s forecasts of future income, it may become necessary to record impairment losses for any excess of the net book value of property, plant and equipment over their fair value.

The Company incurs maintenance costs on all of its major equipment. Repair and maintenance costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company uses an estimate of its annual effective rate at each interim period based on the facts and circumstances at the time while the actual effective rate is calculated at year-end. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing whether the deferred tax assets are realizable, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s uncertain tax positions are evaluated in a two-step process, whereby 1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and 2) for those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely to be realized upon ultimate settlement with the related tax authority. The Company accrues interest and penalties related to uncertain tax positions in the combined statements of operations as income tax expense.

Other Taxes

Sales taxes assessed by governmental authorities, including sales, use and excise taxes, are recorded on a net basis. Such taxes are excluded from revenues and are shown as a liability on the balance sheet until remitted to the appropriate taxing authorities.

F-12

Research and Development

Research and development related costs are charged to operations in the period incurred. Such costs amounted to $0.3 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively, and are included within administrative expenses on the combined statements of operations.

Advertising Costs

Advertising and promotional costs are expensed as incurred and amounted to approximately $50 thousand and $0.2 million for the years ended December 31, 2020 and 2019, respectively, and are included within selling expenses on the combined statements of operations.

Stock Compensation Plans

The Company’s employees have historically participated in Ballantyne’s stock-based compensation plans. Stock-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s employees as well as an allocation of Ballantyne’s corporate and shared functional employee expenses. The Company measures stock-based compensation at the grant date based on the fair value of the award. The fair value of stock options is estimated using the Black-Scholes option pricing model. Estimated compensation cost relating to RSUs is based on the closing fair market value of Ballantyne’s common stock on the date of grant.

The Company recognizes compensation expense for all stock-based payment awards based on estimated fair values on the date of grant. The Company uses the straight-line amortization method over the vesting period of the awards. The Company has historically issued shares upon exercise of stock options or vesting of restricted stock from new stock issuances. The Company estimates the fair value of restricted stock awards based upon the market price of the underlying common stock on the date of grant. The fair value of stock options granted is calculated using the Black-Scholes option pricing model. No stock-based compensation cost was capitalized as a part of inventory in 2020 and 2019.

Fair Value of Financial and Derivative Instruments

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

●	Level 1 —	inputs to the valuation techniques are quoted prices in active markets for identical assets or liabilities
●	Level 2 —	inputs to the valuation techniques are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
●	Level 3 —	inputs to the valuation techniques are unobservable for the assets or liabilities

The following tables present the Company’s financial assets and liabilities measured at fair value based upon the level within the fair value hierarchy in which the fair value measurements fall, as of December 31, 2020 and 2019.

Fair values measured on a recurring basis at December 31, 2020 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,355	$-	$-	$3,355
Notes receivable	-	-	-	-
Total	$3,355	$-	$-	$3,355

Fair values measured on a recurring basis at December 31, 2019 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,099	$-	$-	$3,099
Notes receivable	-	-	-	-
Total	$3,099	$-	$-	$3,099

F-13

During 2011, the Company entered into certain unsecured notes receivable arrangements with CDF2 Holdings, LLC pertaining to the sale and installation of digital projection equipment. The notes receivable accrue interest at a rate of 15% per annum. Interest not paid in any particular year is added to the principal and also accrues interest at 15%.

In connection with this transaction, the Company also entered into an agreement with one of its customers, pursuant to which the Company is obligated to provide up to $1.1 million of credits against any amounts due to the Company from the customer based on cash collected on the notes receivable. In the event the Company does not have any outstanding balances due from the customer, the Company would be obligated to remit up to the first $1.1 million collected on the notes receivable directly to the customer.

The notes receivable are recorded at estimated fair value. The significant unobservable inputs used in the fair value measurement of the Company’s notes receivable are the discount rate and percentage of default. Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurements. Adjustments to the fair value of the notes receivable are included in other (expense) income on the Company’s combined statements of operations.

In order to estimate the fair value, the Company reviews the financial position and estimated cash flows of the debtor of the notes receivable. In 2019, in connection with the Company’s review of the debtor’s financial statements and changes in the underlying trend of historical and projected cash flows available to service the notes, the Company determined that it was unlikely that the Company would receive any cash from settlement of the note receivable and recorded a decrease to the fair value of the notes receivable of $2.9 million during the year ended December 31, 2019. The related $1.1 million contingent liability was also adjusted during the year ended December 31, 2019, based on the Company’s expectation that cash flow from the notes receivable will not be available and therefore the Company would have no obligation under the agreement.

The following table reconciles the beginning and ending balance of the Company’s notes receivable at fair value (in thousands):

Year Ended December 31, 2019
Notes receivable balance, beginning of year	$3,965
Fair value adjustment	(2,857)
Derecognition of contingent liability	(1,108)
Notes receivable balance, end of year	$-

There were no adjustments to the fair value of the notes receivable during the year ended December 31, 2020.

The Company’s short-term debt is recorded at historical cost. The carrying values of all other financial assets and liabilities, including accounts receivable, accounts payable, accrued expenses and short-term debt reported in the combined balance sheets equal or approximate their fair values due to the short-term nature of these instruments.

All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which include non-financial long-lived assets, are measured at fair value in certain circumstances (for example, when there is evidence of impairment).

Net parent investment

Net parent investment on the combined balance sheets represents Ballantyne’s historical investment in Strong Global Entertainment, and the net effect of transactions with, and allocations from, Ballantyne.

Foreign Currency Translation

For Strong/MDI, the environment in which the business conducts operations is considered the functional currency, generally the local currency. The assets and liabilities of Strong/MDI are translated into the United States dollar at the foreign exchange rates in effect at the end of the period. Revenue and expenses of Strong/MDI are translated using an average of the foreign exchange rates in effect during the period. Translation adjustments are not included in determining net earnings but are presented in comprehensive loss within the combined statements of comprehensive income (loss). Transaction gains and losses that arise from foreign exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the combined statements of operations as incurred. If the Company disposes of its investment in a foreign entity, any gain or loss on currency translation balance recorded in accumulated other comprehensive income would be recognized as part of the gain or loss on disposition.

F-14

Warranty Reserves

In most instances, digital products are covered by the manufacturing firm’s warranty; however, for certain customers, the Company may grant warranties in excess of the manufacturer’s warranty. In addition, the Company provides warranty coverage on screens it manufactures. The Company accrues for these costs at the time of sale. The following table summarizes warranty activity for the years ended December 31 (in thousands):

	2020	2019
Warranty accrual at beginning of year	$169	$350
Charged to expense	(28)	(73)
Claims, net of recoveries	(62)	(121)
Foreign currency adjustment	-	13
Warranty accrual at end of year	$79	$169

Contingencies

The Company accrues for contingencies when its assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated. The Company’s estimates are based on currently available facts and its estimates of the ultimate outcome or resolution. Actual results may differ from the Company’s estimates, resulting in an impact, positive or negative, on earnings.

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, “Intangibles- Goodwill and Other- Internal Use Software (Topic 350): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” This ASU requires customers in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize or expense. The standard is effective for annual periods beginning after December 15, 2019, and interim periods within those fiscal years. The adoption of the new standard on January 1, 2020 did not have an impact on the Company’s combined financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU improves the effectiveness of fair value measurement disclosures by eliminating, adding and modifying certain disclosure requirements for fair value measurements as part of its disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The standard is effective for annual periods beginning after December 15, 2019, and interim periods within those fiscal years. The adoption of the new standard on January 1, 2020 did not have an impact on the Company’s combined financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” This ASU removes certain exceptions for investments, intraperiod allocations and interim tax calculations and adds guidance to reduce complexity in accounting for income taxes. The effective date of the standard will be for annual periods beginning after December 15, 2020, with early adoption permitted. The various amendments in the standard are applied on a retrospective basis, modified retrospective basis and prospective basis, depending on the amendment. The Company early adopted the ASU, effective as of the year ended December 31, 2020.

In January 2020, the FASB issued ASU 2020-01, “Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815.” This ASU clarifies the interaction between accounting standards related to equity securities, equity method investments and certain derivatives. The effective date of the standard will be for annual periods beginning after December 15, 2020, and interim periods within those fiscal years. The Company does not expect the adoption of the new standard to have a material impact on its combined financial statements and related disclosures. The adoption did not have a material impact on the Company’s combined financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU will require the measurement of all expected credit losses for financial assets, including trade receivables, held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The guidance was initially effective for the Company for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” which, among other things, defers the effective date of ASU 2016-13 for public filers that are considered smaller reporting companies as defined by the Securities and Exchange Commission to fiscal years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted. The Company believes the adoption of this ASU will not significantly impact its results of operations and financial position.

F-15

3. Revenue

The following tables disaggregate the Company’s revenue by major source for the years ended December 31, 2020 and December 31, 2019 (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Screen system sales	$8,929	$15,357
Digital equipment sales	5,174	8,523
Extended warranty sales	466	746
Other product sales	1,418	1,821
Total product sales	15,987	26,447
Field maintenance and monitoring services	3,954	8,556
Installation services	728	2,120
Other service revenues	151	246
Total service revenues	4,833	10,922
Total	$20,820	$37,369

The following tables disaggregate the Company’s revenue by the timing of transfer of goods or services to the customer for the years ended December 31, 2020 and December 31, 2019 (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Point in time	$17,405	$31,125
Over time	3,415	6,244
Total	$20,820	$37,369

At December 31, 2020, the unearned revenue amount associated with maintenance and monitoring services and extended warranty sales in which the Company is the primary obligor was $0.7 million, all of which is expected to be recognized during 2021. The amount expected to be recorded during 2021 includes $0.5 million related to long-term projects that the Company’s uses the percentage-of-completion method to recognize revenue.

4. Inventories

	December 31, 2020	December 31, 2019
Raw materials and components	$1,584	$1,584
Work in process	141	210
Finished goods	539	531
	$2,264	$2,325

The inventory balances are net of reserves of approximately $0.4 million as of both December 31, 2020 and 2019. The inventory reserves primarily related to the Company’s finished goods inventory.

F-16

5. Property, Plant and Equipment

Property, plant and equipment include the following (in thousands):

	December 31, 2020	December 31, 2019
Land	$51	$50
Buildings and improvements	6,681	6,545
Machinery and other equipment	4,636	4,136
Office furniture and fixtures	769	906
Construction in progress	154	430
Total property, plant and equipment, cost	12,291	12,067
Less: accumulated depreciation	(6,927)	(6,409)
Net property, plant and equipment	$5,364	$5,658

Depreciation expense approximated $0.7 million for each of the years ended December 31, 2020 and 2019.

6. Intangible Assets

Intangible assets consisted of the following at December 31, 2020 (dollars in thousands):

	Useful life	Gross	Accumulated Amortization	Net
	(Years)
Software in service	5	$723	$(477)	$246
Product formulation	10	477	(444)	33
Total		$1,200	$(921)	$279

Intangible assets consisted of the following at December 31, 2019 (dollars in thousands):

	Useful life	Gross	Accumulated Amortization	Net
	(Years)
Software in service	5	$644	$(288)	$356
Product formulation	10	471	(415)	56
Total		$1,115	$(703)	$412

Intangible assets with definite lives are amortized over their useful lives. The Company recorded amortization expense relating to intangible assets of $0.2 million during each of the years ended December 31, 2020 and 2019.

The following table shows the Company’s estimated future amortization expense related to intangible assets currently subject to amortization for the next five years (in thousands):

2021	$213
2022	48
2023	10
2024	4
2025	4
Thereafter	-
Total	$279

F-17

7. Goodwill

The following represents a summary of changes in the Company’s carrying amount of goodwill (in thousands):

Balance as of December 31, 2019	$919
Foreign currency translation adjustment	19
Balance as of December 31, 2020	$938

8. Accrued Expenses

The major components of current accrued expenses are as follows (in thousands):

	December 31, 2020	December 31, 2019
Employee-related	$1,134	$1,219
Warranty obligation	79	169
Interest and taxes	69	59
Other	187	427
Total	$1,469	$2,800

The major components of other long-term liabilities are as follows (in thousands):

	December 31, 2020	December 31, 2019
Deferred revenue	$15	$38
Deferred payroll taxes	79	-
Total	$94	$38

9. Income Taxes and other Taxes

Income before income taxes consists of (in thousands):

	Years Ended December 31,
	2020	2019
United States	$(2,090)	$(1,453)
Foreign	3,461	5,210
Total	$1,371	$3,757

F-18

Income tax expense consists of (in thousands):

	Years Ended December 31,
	2020	2019
Federal:
Current	$(702)	$466
Deferred	-	(50)
Total	(702)	416
State:
Current	24	110
Deferred	-	(13)
Total	24	97
Foreign:
Current	582	1,262
Deferred	22	89
Total	604	1,351
Total	$(74)	$1,864

Income tax (benefit) expense differed from the amounts computed by applying the U.S. Federal income tax rate to pretax loss as follows (in thousands):

	Years Ended December 31,
	2020	2019
Expected federal income tax provision	$288	$789
State income taxes, net of federal benefit	19	77
Foreign tax rate differential	190	292
NOL carryback rate differential	(268)	-
Change in state tax rate	44	18
Change in valuation allowance	180	873
Permanent items	(292)	(233)
Return to provision	(137)	4
Other	(98)	44
Total	$(74)	$1,864

F-19

Deferred tax assets and liabilities were comprised of the following (in thousands):

	December 31, 2020	December 31, 2019
Deferred tax assets:
Deferred revenue	$51	$338
Compensation related accruals	168	60
Inventory reserves	122	91
Warranty reserves	19	44
Uncollectible receivable reserves	129	87
Net operating losses	53	-
Fair value adjustment to notes receivable	572	583
Other	6	-
Total deferred tax assets	1,120	1,203
Valuation allowance	(1,054)	(873)
Net deferred tax assets after valuation allowance	66	330
Deferred tax liabilities:
Depreciation and amortization	772	714
Total deferred tax liabilities	772	714
Net deferred tax liability	$(706)	$(384)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The Company considers the scheduled reversal of taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. A cumulative loss in a particular jurisdiction in recent years is a significant piece of negative evidence with respect to the realizability that is difficult to overcome. Based on the available objective evidence including recent updates to the taxing jurisdictions generating income, the Company concluded that a valuation allowance of $1.1 million and $0.9 million should be recorded against the Company’s U.S. tax jurisdiction deferred tax assets as of December 31, 2020 and 2019, respectively. The overall change in valuation allowance was $0.2 million.

As a result of the Tax Cuts and Jobs Act of 2017, all Federal net operating losses that are generated beginning January 1, 2018 and beyond will carryforward indefinitely. Under The Coronavirus Aid, Relief, and Economic Security Act CARES Act (the “CARES Act”), which was enacted in March 2020, a net operating loss from a tax year beginning in 2018, 2019, or 2020 can be carried back five years. Using the separate-return method, the Company does not have any gross net operating loss carryforwards for Federal tax purposes at December 31, 2020 or 2019. A net operating loss was generated during the year ended December 31, 2020. This net operating loss is presumed to be carried back to the 2015 and 2016 tax years to offset prior taxable income, resulting in a current tax benefit.

The CARES Act made significant changes to Federal tax laws, including certain changes that were retroactive to the 2019 tax year. Changes in tax laws are accounted for in the period of enactment and the retroactive effects are recognized in these financial statements. There were no material income tax consequences of this enacted legislation on the reporting period of these financial statements.

The Consolidated Appropriations Act extended and expanded the availability of the CARES Act employee retention credit through June 30, 2021. Subsequently, the American Rescue Plan Act of 2021 (“ARP Act”), enacted on March 11, 2021, extended and expanded the availability of the employee retention credit through December 31, 2021, however, certain provisions apply only after December 31, 2020. This new legislation expanded the group of qualifying business to include businesses with fewer than 500 employees and those who previously qualified for the Paycheck Protection Program (the “PPP Loan”). The employee retention credit is calculated to be equal to 70% of qualified wages paid to employees after December 31, 2020, and before January 1, 2022. During calendar year 2021, a maximum of $10,000 in qualified wages for each employee per qualifying calendar quarter may be counted in determining the 70% credit. Therefore, the maximum tax credit that can be claimed by an eligible employer is $7,000 per employee per qualifying calendar quarter of 2021. The Company has determined that the qualifications for the credit were met in the first, second and third quarters of 2021. During the nine months ended September 30, 2021, the Company applied for total refunds of $1.6 million of payroll taxes previously paid and recognized a corresponding reduction in compensation expenses. Of the $1.6 million, $1.3 million was recorded within cost of services and $0.2 million was recorded within general and administrative expenses during the nine months ended September 30, 2021. The Infrastructure Investment and Jobs Act was signed into law November. 15, 2021, and ended the availability of the employee retention credit for the entire fourth quarter of 2021.

The Company is subject to possible examinations not yet initiated for Federal purposes for the fiscal years 2018 through 2020. In most cases, the Company has examinations open for foreign, state, or local jurisdictions based on the particular jurisdiction’s statute of limitations.

Estimated amounts related to underpayment of income taxes, including interest and penalties, are classified as a component of income tax expense in the combined statements of operations and were not material for the years ended December 31, 2020 and 2019. Amounts accrued for estimated underpayment of income taxes were zero as of December 31, 2020 and 2019.

F-20

10. Debt

The Company’s short-term debt consists of the following (in thousands):

	December 31, 2020	December 31, 2019
Short-term debt:
Strong/MDI 20-year installment loan	$2,906	$3,080
Strong/MDI 5-year equipment loan	393	-
Strong/MDI revolving credit facility	-	-
Total short-term debt	$3,299	$3,080

Strong/MDI Installment Loans

On September 5, 2017, Strong/MDI entered into a demand credit agreement, as amended and restated May 15, 2018, with a bank consisting of a revolving line of credit for up to CDN$3.5 million subject to a borrowing base requirement, a 20-year installment loan for up to CDN$6.0 million and a 5-year installment loan for up to CDN$0.5 million. Amounts outstanding under the line of credit are payable on demand and bear interest at the prime rate established by the lender. Amounts outstanding under the installment loans bear interest at the lender’s prime rate plus 0.5% and are payable in monthly installments, including interest, over their respective borrowing periods. The lender may also demand repayment of the installment loans at any time. The Strong/MDI credit facilities are secured by a lien on Strong/MDI’s Quebec, Canada facility and substantially all of Strong/MDI’s assets. The credit agreement requires Strong/MDI to maintain a ratio of liabilities to “effective equity” (tangible stockholders’ equity, less amounts receivable from affiliates and equity method investments) not exceeding 2 to 1, a current ratio (excluding amounts due from related parties) of at least 1.5 to 1 and minimum “effective equity” of CDN$8.0 million. There was CDN$3.7 million, or approximately $2.9 million, of principal outstanding on the 20-year installment loan as of December 31, 2020, which bears variable interest at 2.95%. There was CDN$0.5 million, or approximately $0.4 million, of principal outstanding on the 5-year installment loan as of December 31, 2020, which also bears variable interest at 2.95%. Strong/MDI was in compliance with its debt covenants as of December 31, 2020.

On June 7, 2021, Strong/MDI entered into a demand credit agreement (the “2021 Credit Agreement”), which amended and restated the demand credit agreement dated as of September 5, 2017. The 2021 credit agreement consists of a revolving line of credit for up to CDN$2.0 million subject to a borrowing base requirement, a 20-year installment loan for up to CDN$5.1 million and a 5-year installment loan for up to CDN$0.5 million.

11. Compensation and Benefit Plans

Retirement Plan

Ballantyne sponsors a defined contribution 401(k) plan (the “401(k) Plan”) for all eligible employees in the United States. Pursuant to the provisions of the 401(k) Plan, employees may defer up to 100% of their compensation subject to the IRS annual limits. Ballantyne matches 50% of the amount deferred up to 6% of their compensation. The contributions made to the 401(k) Plan by Ballantyne were approximately $0.1 million during each of the years ended December 31, 2020 and 2019. The employees of the Strong Global Entertainment, Inc. will continue to participate in Ballantyne’s plans after the initial public offering.

12. Leases

The Company leases office and warehouse facilities and equipment under operating and finance leases expiring through May 2022. The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Right-of-use assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. Certain of the leases contain extension options; however, the Company has not included such options as part of its right-of-use assets and lease liabilities because it does not expect to extend the leases. The Company measures and records a right-of-use asset and lease liability based on the discount rate implicit in the lease, if known. In cases where the discount rate implicit in the lease is not known, the Company measures the right-of-use assets and lease liabilities using a discount rate equal to the Company’s estimated incremental borrowing rate for loans with similar collateral and duration.

F-21

The Company elected to not apply the recognition requirements of Topic 842 to leases of all classes of underlying assets that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Instead, lease payments for such short-term leases are recognized in operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company elected, as a lessee, for all classes of underlying assets, to not separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component.

The following tables present the Company’s lease costs and other lease information (dollars in thousands):

Lease cost	Year Ended
	December 31, 2020	December 31, 2019
Finance lease cost:
Amortization of right-of-use assets	$3	$-
Interest on lease liabilities	1	-
Operating lease cost	144	237
Short-term lease cost	58	34
Net lease cost	$206	$271

Other information	Year Ended
	December 31, 2020	December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$1	$-
Operating cash flows from operating leases	$181	$198
Financing cash flows from finance leases	$3	$-
Right-of-use assets obtained in exchange for new finance lease liabilities	$-	$7

As of December 31, 2020
Weighted-average remaining lease term - finance leases (years)	0.9
Weighted-average remaining lease term - operating leases (years)	1.1
Weighted-average discount rate - finance leases	13.2%
Weighted-average discount rate - operating leases	4.8%

The following table presents a maturity analysis of the Company’s operating and finance lease liabilities as of

December 31, 2020 (in thousands):

	Operating Leases	Finance Leases
2021	$98	$3
2022	15	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	-	-
Total lease payments	113	3
Less: Amount representing interest	(2)	-
Present value of lease payments	111	3
Less: Current maturities	(96)	(3)
Lease obligations, net of current portion	$15	$-

F-22

13. Commitments, Contingencies and Concentrations

Concentrations

The Company’s top ten customers accounted for approximately 55% of both 2020 and 2019 combined net revenues. Trade accounts receivable from these customers represented approximately 52% and 43% of net combined receivables at December 31, 2020 and December 31, 2019, respectively. None of the Company’s customers accounted for more than 10% of both its combined net revenues during 2020, and one customer accounted for more than 10% of the Company’s its net combined receivables as of December 31, 2020. Two of the Company’s customers accounted for more than 10% of both its combined net revenues during 2020 and its net combined receivables as of December 31, 2019. While the Company believes its relationships with such customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from the Company’s significant customers could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which the Company sells its products.

Litigation

In the ordinary course of our business operations, we are involved, from time to time, in certain legal disputes. Ballantyne and certain of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims based principally on allegations of past distribution of commercial lighting products containing wiring that may have contained asbestos. Each case names dozens of corporate defendants in addition to Ballantyne. In the Company’s experience, a large percentage of these types of claims have never been substantiated and have been dismissed by the courts. Ballantyne has not suffered any adverse verdict in a trial court proceeding related to asbestos claims and intends to continue to defend these lawsuits. The Company intends to indemnify Ballantyne for future losses, if any, that may be incurred in connection with the personal injury lawsuits and past claims. When appropriate, Ballantyne may settle certain claims. The Company does not expect the resolution of these cases to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Insurance Recoveries

During February 2019, one portion of Strong/MDI’s Quebec, Canada facility sustained damage as a result of inclement weather. The Company has property and casualty and business interruption insurance and has made claims for reimbursement of incurred costs of the affected portion of the facility and compensation for the Company’s business interruption losses.

During the year ended December 31, 2019, the insurance carrier advanced $3.0 million of insurance proceeds to the Company, which included $1.9 million related to the property and casualty claim and the remaining $1.1 million related to our business interruption claim. Any additional future claims payments are at the discretion of the insurance carrier based on its continuing claims analysis.

For the year ended December 31, 2019, the Company recorded total insurance recoveries of its incurred costs totaling $0.9 million. Of the $0.9 million of insurance recoveries during the year ended December 31, 2019, $0.7 million related to the property and casualty claim and $0.2 million related to the business interruption claim. Those recoveries effectively offset the incremental costs incurred by the Company during the year ended December 31, 2019. During the year ended December 31, 2019, the Company recorded a gain of $1.2 million related to its property and casualty claim. The remaining $0.9 million of proceeds received in connection with the business interruption claim has been deferred and recorded within accrued expenses on the combined balance sheet as of December 31, 2019.

Through December 31, 2020, the Company received insurance proceeds of $5.0 million, which included $2.0 million related to the property and casualty claim and $3.0 million related to the business interruption claim. Any additional future claims payments associated with the Company’s property and casualty losses are at the discretion of the insurance carrier based on its continuing claims analysis. During the third quarter of 2020, the Company reached a settlement with its insurance company which resolved all contingencies related to its business interruption claim, which resulted in an insurance recovery gain of approximately $2.7 million during the year ended December 31, 2020.

14. Related Party Transactions

Related Party Transactions

Immediately prior to the completion of the offering, we and Ballantyne intend to enter into a management services agreement that will provide a framework for our ongoing relationship with Ballantyne, whereby which Ballantyne will provide certain services to us, such as information technology, legal, finance and accounting, human resources, tax, treasury, and other services. Pursuant to the Management Services Agreement, Ballantyne will charge us a fee that is based on its actual costs for those services in the future.

F-23

Allocation of Corporate Expenses

The operating results of Strong Global Entertainment have historically been disclosed as a reportable segment within the consolidated financial statements of Ballantyne enabling identification of directly attributable transactional information, functional departments and headcount. The combined balance sheet was primarily derived by reference to one of, or a combination of, Strong Global Entertainment transaction-level information, functional department or headcount. Revenue and Cost of revenue were derived from transactional information specific to Strong Global Entertainment products and services. Directly attributable operating expenses were derived from activities relating to Strong Global Entertainment functional departments and headcount. Certain additional costs, including compensation costs for corporate employees, have been allocated from Ballantyne. The allocated costs for corporate functions included, but were not limited to, executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing activities, shared facilities and other shared services, which are not provided at the Strong Global Entertainment level. These costs were allocated on a basis of revenue, headcount or other measures Strong Global Entertainment has determined as reasonable.

The combined statements of operations of the Company reflect allocations of general corporate expenses from Ballantyne including expenses related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing, shared facilities and other shared services. These costs were allocated based on a basis of revenue, headcount, or other measures the Company has determined as reasonable. These allocations are primarily reflected within operating expenses in the combined statements of operations. The amount of these allocations from Ballantyne for each of the years ended December 31, 2020 and December 31, 2019 was $1.4 million, all of which related to general and administrative expense. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented.

15. Subsequent Events

The Company has evaluated its subsequent events from December 31, 2020 through the date these combined financial statements were issued on November 12, 2021. Other than the item discussed in Note 10, the Company has determined that there are no other subsequent events requiring disclosure in these combined financial statements.

F-24

Strong Global Entertainment

Combined Balance Sheets

(In thousands)

(unaudited)

	September 30, 2021	December 31, 2020

Assets
Current assets:
Cash and cash equivalents	$5,745	$3,355
Accounts receivable, net of allowance for doubtful account of $514 and $907, respectively	4,447	5,580
Inventories, net	2,986	2,264
Other current assets	2,981	1,035
Total current assets	16,159	12,234
Property, plant and equipment, net	4,971	5,364
Operating lease right-of-use assets	27	77
Finance lease right-of-use assets	1	4
Intangible assets, net	132	279
Goodwill	937	938
Other assets	20	29
Total assets	$22,247	$18,925

Liabilities and Equity
Current liabilities:
Accounts payable	$2,857	$1,696
Accrued expenses	1,489	1,470
Short-term debt	3,061	3,299
Current portion of operating lease obligations	34	96
Current portion of finance lease obligations	1	3
Deferred revenue and customer deposits	2,928	914
Total current liabilities	10,370	7,478
Operating lease obligations, net of current portion	-	15
Deferred income taxes	639	706
Other long-term liabilities	81	94
Total liabilities	11,090	8,293

Commitments, contingencies and concentrations (Note 13)

Equity:
Accumulated other comprehensive loss	(4,143)	(3,829)
Net parent investment	15,300	14,461
Total equity	11,157	10,632
Total liabilities and equity	$22,247	$18,925

See accompanying notes to combined financial statements.

F-25

Strong Global Entertainment

Combined Statements of Operations

(In thousands)

(unaudited)

	Nine Months Ended September 30,
	2021	2020
Net product sales	$11,811	$11,370
Net service revenues	4,395	3,777
Total net revenues	16,206	15,147
Cost of products sold	7,831	8,287
Cost of services	2,861	4,091
Total cost of revenues	10,692	12,378
Gross profit	5,514	2,769
Selling and administrative expenses:
Selling	1,156	1,231
Administrative	2,960	3,462
Total selling and administrative expenses	4,116	4,693
Income (loss) from operations	1,398	(1,924)
Other income (expense):
Interest expense	(84)	(90)
Foreign currency transaction (loss) income	(56)	51
Other income, net	167	2,840
Total other income	27	2,801
Income before income taxes	1,425	877
Income tax expense	(346)	(438)
Net income	$1,079	$439

See accompanying notes to combined financial statements.

F-26

Strong Global Entertainment

Combined Statements of Comprehensive Income

(In thousands)

(unaudited)

	Nine Months Ended September 30,
	2021	2020
Net income	$1,079	$439
Currency translation adjustment:
Unrealized net change arising during period	(314)	(136)
Total other comprehensive loss	(314)	(136)
Comprehensive income	$765	$303

See accompanying notes to combined financial statements.

F-27

Strong Global Entertainment

Combined Statements of Equity

Nine Months Ended September 30, 2021 and 2020

(In thousands)

(unaudited)

	Accumulated Other Comprehensive Loss	Net Parent Investment	Total
Balance at December 31, 2020	$(3,829)	$14,461	$10,632
Net income	-	1,079	1,079
Net other comprehensive loss	(314)	-	(314)
Stock-based compensation expense	-	134	134
Net transfer to parent	-	(374)	(374)
Balance at September 30, 2021	$(4,143)	$15,300	$11,157

Balance at December 31, 2019	$(4,499)	$16,293	$11,794
Net income	-	439	439
Net other comprehensive loss	(136)	-	(136)
Stock-based compensation expense	-	166	166
Net transfer to parent	-	(2,732)	(2,732)
Balance at September 30, 2020	$(4,635)	$14,166	$9,531

See accompanying notes to combined financial statements.

F-28

Strong Global Entertainment

Combined Statements of Cash Flows

(In thousands)

(unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	$1,079	$439
Adjustments to reconcile net income to net cash provided by operating activities:
(Recovery of) provision for doubtful accounts	(249)	453
Provision for obsolete inventory	69	105
Provision for warranty reserve	46	14
Depreciation and amortization	684	688
Amortization and accretion of operating leases	56	112
Gain on business interruption claim settlement	-	(789)
Deferred income taxes	(67)	54
Stock-based compensation expense	134	166
Changes in operating assets and liabilities:
Accounts receivable	1,380	2,051
Inventories	(793)	(248)
Current income taxes	127	409
Other assets	(2,064)	(23)
Accounts payable and accrued expenses	833	410
Deferred revenue and customer deposits	2,002	654
Operating lease obligations	(79)	(146)
Net cash provided by operating activities	3,158	4,349

Cash flows from investing activities:
Capital expenditures	(150)	(459)
Net cash used in investing activities	(150)	(459)

Cash flows from financing activities:
Proceeds from issuance of short-term debt	-	43
Principal payments on short-term debt	(236)	(171)
Proceeds from borrowing under credit facility	-	5,040
Repayments of borrowings under credit facility	-	(5,040)
Net cash transferred to parent	(374)	(2,732)
Payments on capital lease obligations	(3)	-
Net cash used in financing activities	(613)	(2,860)
Effect of exchange rate changes on cash and cash equivalents	(5)	106
Net increase in cash and cash equivalents	2,390	1,136
Cash and cash equivalents at beginning of period	3,355	3,099
Cash and cash equivalents at end of period	$5,745	$4,235

Supplemental disclosure of cash paid (refunded) for:
Interest	$84	$90
Income taxes	$253	$(14)

See accompanying notes to combined financial statements.

F-29

Strong Global Entertainment

Notes to the Combined Financial Statements

(unaudited)

1. Business Description and Basis of Presentation

Business Description

Strong Global Entertainment (“Strong Global Entertainment,” or the “Company”) combines the operating assets and liabilities of Strong/MDI Screen Systems, Inc. (“Strong/MDI”), a leading premium screen and projection coatings supplier in the world, and Strong Technical Services, Inc. (“STS”), which provides comprehensive managed service offerings with 24/7/365 support nationwide to ensure solution uptime and availability.

The Company currently operates as an operating segment of Ballantyne Strong, Inc. (“Ballantyne”), as discussed in the Basis of Presentation below. On July 29, 2021, Ballantyne announced that its board of directors had approved the pursuit of a separation of its Strong Global Entertainment business segment from Ballantyne. Ballantyne announced that the separation was expected to be effected through an initial public offering (the “Offering”) of newly issued common shares of Strong Global Entertainment, Inc. Ballantyne intends to remain the majority shareholder of the subsidiary post-offering.

Basis of Presentation

The combined financial statements of Strong Global Entertainment have been derived from the consolidated financial statements and accounting records of Ballantyne as if Strong Global Entertainment had operated on a stand-alone basis during the periods presented and were prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). Historically, Strong Global Entertainment was reported as an operating segment within Ballantyne’s reportable segments and did not operate as a stand-alone company. Accordingly, Ballantyne historically reported the financial position and the related results of operations, cash flows and changes in equity of Strong Global Entertainment as a component of Ballantyne’s consolidated financial statements.

The combined financial statements are presented as if Strong Global Entertainment had been carved out of Ballantyne for all periods presented. Prior to the completion of the Offering, certain assets and liabilities presented will transfer to Strong Global Entertainment at carry-over (historical cost) basis.

Cash and cash equivalents are managed through bank accounts legally owned by Ballantyne as well as accounts owned by STS and Strong/MDI. Accordingly, cash and cash equivalents held by Ballantyne at the corporate level were not attributable to Strong Global Entertainment for any of the periods presented. Only cash amounts in accounts legally owned by entities dedicated to the Strong Global Entertainment business are reflected in the combined balance sheets. Ballantyne manages cash on a centralized basis and routinely transferred cash to and from its operating subsidiaries to maintain target cash levels and fund disbursements. Transfers of cash, both to and from Ballantyne, are reflected as a component of Net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

As the operations that comprise Strong Global Entertainment were not historically held by a single legal entity, total Net parent investment is shown in lieu of equity in the combined financial statements. Balances between Strong Global Entertainment and Ballantyne that were not historically cash settled are included in Net parent investment. Net parent investment represents Ballantyne’s interest in the recorded assets of Strong Global Entertainment and represents the cumulative investment by Ballantyne in Strong Global Entertainment through the dates presented, inclusive of operating results.

The operating results of Strong Global Entertainment have historically been disclosed as a reportable segment within the consolidated financial statements of Ballantyne enabling identification of directly attributable transactional information, functional departments and headcount. The combined balance sheets were primarily derived by reference to one, or a combination, of Strong Global Entertainment transaction-level information, functional department or headcount. Revenue and Cost of revenue were derived from transactional information specific to Strong Global Entertainment products and services. Directly attributable operating expenses were derived from activities relating to Strong Global Entertainment functional departments and headcount. Certain additional costs, including compensation costs for corporate employees, have been allocated from Ballantyne. The allocated costs for corporate functions included, but were not limited to, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing activities, shared facilities and other shared services, which are not provided at the Strong Global Entertainment level. These costs were allocated on a basis of revenue, headcount or other measures Strong Global Entertainment has determined as reasonable.

F-30

Strong Global Entertainment employees also historically participated in Ballantyne’s stock-based incentive plans, in the form of restricted stock units (“RSUs”) and stock options issued pursuant to Ballantyne’s employee stock purchase plan. Stock-based compensation expense has been either directly reported by or allocated to Strong Global Entertainment based on the awards and terms previously granted to Ballantyne’s employees.

Allocations for management costs and corporate support services provided to Strong Global Entertainment totaled $0.8 million and $1.0 million for the nine months ended September 30, 2021 and September 30, 2020, respectively, all of which is included in general and administrative expenses. Strong Global Entertainment expects to incur additional expenses as a stand-alone publicly traded company. It is not practicable to estimate actual costs that would have been incurred had Strong Global Entertainment been a stand-alone company during the periods presented.

The management of Strong Global Entertainment believes the assumptions underlying the combined financial statements, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided, or the benefit received by, Strong Global Entertainment during the periods presented. Nevertheless, the combined financial statements may not be indicative of Strong Global Entertainment’s future performance, do not necessarily include all of the actual expenses that would have been incurred had Strong Global Entertainment been an independent entity during the historical periods and may not reflect the results of operations, financial position, and cash flows had Strong Global Entertainment been a stand-alone company during the periods presented.

During the periods presented in the combined financial statements, the operations of Strong Global Entertainment are included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by Ballantyne, where applicable. Income tax expense and other income tax related information contained in the combined financial statements are presented on a separate return basis as if Strong Global Entertainment had filed its own tax returns. The income taxes of Strong Global Entertainment as presented in the combined financial statements may not be indicative of the income taxes that Strong Global Entertainment will generate in the future. Additionally, certain tax attributes such as net operating losses or credit carryforwards are presented on a separate return basis, and accordingly, may differ in the future. In jurisdictions where Strong Global Entertainment has been included in the tax returns filed by Ballantyne, any income tax receivables resulting from the related income tax provisions have been reflected in the balance sheet within Net parent investment.

Net income per share data has not been presented in the combined financial statements because Strong Global Entertainment did not operate as a separate legal entity with its own capital structure during the periods presented.

The Company’s fiscal year begins on January 1 of the year stated and ends on December 31 of the same year.

The preparation of these combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

The combined financial statements included in this report are presented in accordance with the requirements of interim financial data and consequently do not include all of the disclosures normally required by GAAP for annual reporting purposes, such as those made in the Company’s audited combined financial statements for the years ended December 31, 2020 and 2019. These combined financial statements should be read in conjunction with the combined financial statements and notes thereto included elsewhere this registration statement for the years ended December 31, 2020 and 2019.

The combined balance sheet as of December 31, 2020 was derived from the Company’s audited combined balance sheet as of that date. All other combined financial statements contained herein are unaudited and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary to present a fair statement of the financial position and the results of operations and cash flows for the respective interim periods. The results for interim periods are not necessarily indicative of trends or results expected for a full fiscal year.

2. Summary of Significant Accounting Policies

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company determines the allowance for doubtful accounts based on several factors, including overall customer credit quality, historical write-off experience and a specific analysis that projects the ultimate collectability of the account. As such, these factors may change over time causing the allowance level and bad debt expense to be adjusted accordingly.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company uses an estimate of its annual effective rate at each interim period based on the facts and circumstances at the time while the actual effective rate is calculated at year-end. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing whether the deferred tax assets are realizable, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

F-31

The Company’s uncertain tax positions are evaluated in a two-step process, whereby 1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and 2) for those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely to be realized upon ultimate settlement with the related tax authority. The Company accrues interest and penalties related to uncertain tax positions in the combined statements of operations as income tax expense.

Stock Compensation Plans

The Company’s employees have historically participated in Ballantyne’s stock-based compensation plans. Stock-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s employees as well as an allocation of Ballantyne’s corporate and shared functional employee expenses. The Company measures stock-based compensation at the grant date based on the fair value of the award. The fair value of stock options is estimated using the Black-Scholes option pricing model. Estimated compensation cost relating to RSUs is based on the closing fair market value of Ballantyne’s common stock on the date of grant.

The Company recognizes compensation expense for all stock-based payment awards based on estimated fair values on the date of grant. The Company uses the straight-line amortization method over the vesting period of the awards. The Company has historically issued shares upon exercise of stock options or vesting of restricted stock from new stock issuances. The Company estimates the fair value of restricted stock awards based upon the market price of the underlying common stock on the date of grant. The fair value of stock options granted is calculated using the Black-Scholes option pricing model. No stock-based compensation cost was capitalized as a part of inventory during the nine months ended September 30, 2021 and September 30, 2020.

Fair Value of Financial and Derivative Instruments

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

●	Level 1 —	inputs to the valuation techniques are quoted prices in active markets for identical assets or liabilities
●	Level 2 —	inputs to the valuation techniques are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
●	Level 3 —	inputs to the valuation techniques are unobservable for the assets or liabilities

The following tables present the Company’s financial assets and liabilities measured at fair value based upon the level within the fair value hierarchy in which the fair value measurements fall, as of September 30, 2021 and December 31, 2020.

Fair values measured on a recurring basis at September 30, 2021 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,745	$-	$-	$5,745
Notes receivable	-	-	-	-
Total	$5,745	$-	$-	$5,745

Fair values measured on a recurring basis at December 31, 2020 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,355	$-	$-	$3,355
Notes receivable	-	-	-	-
Total	$3,355	$-	$-	$3,355

The Company’s short-term debt is recorded at historical cost. The carrying values of all other financial assets and liabilities, including accounts receivable, accounts payable, accrued expenses and short-term debt reported in the combined balance sheets equal or approximate their fair values due to the short-term nature of these instruments.

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All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which include non-financial long-lived assets, are measured at fair value in certain circumstances (for example, when there is evidence of impairment).

Net parent investment

Net parent investment on the combined balance sheets represents Ballantyne’s historical investment in Strong Global Entertainment, the net effect of transactions with, and allocations from, Ballantyne, and Strong Global Entertainment.

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, “Intangibles- Goodwill and Other- Internal Use Software (Topic 350): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” This ASU requires customers in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize or expense. The standard is effective for annual periods beginning after December 15, 2019, and interim periods within those fiscal years. The adoption of the new standard on January 1, 2020 did not have an impact on the Company’s combined financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU improves the effectiveness of fair value measurement disclosures by eliminating, adding and modifying certain disclosure requirements for fair value measurements as part of its disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The standard is effective for annual periods beginning after December 15, 2019, and interim periods within those fiscal years. The adoption of the new standard on January 1, 2020 did not have an impact on the Company’s combined financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” This ASU removes certain exceptions for investments, intraperiod allocations and interim tax calculations and adds guidance to reduce complexity in accounting for income taxes. The effective date of the standard will be for annual periods beginning after December 15, 2020, with early adoption permitted. The various amendments in the standard are applied on a retrospective basis, modified retrospective basis and prospective basis, depending on the amendment. The Company early adopted the ASU, effective as of the year ended December 31, 2020. The adoption did not have a material impact on the Company’s combined financial statements.

In January 2020, the FASB issued ASU 2020-01, “Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815.” This ASU clarifies the interaction between accounting standards related to equity securities, equity method investments and certain derivatives. The effective date of the standard will be for annual periods beginning after December 15, 2020, and interim periods within those fiscal years. The adoption did not have a material impact on the Company’s combined financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU will require the measurement of all expected credit losses for financial assets, including trade receivables, held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The guidance was initially effective for the Company for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” which, among other things, defers the effective date of ASU 2016-13 for public filers that are considered smaller reporting companies as defined by the Securities and Exchange Commission to fiscal years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted. The Company believes the adoption of this ASU will not significantly impact its results of operations and financial position.

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3. Revenue

Revenue Recognition

The Company accounts for revenue using the following steps:

●	Identify the contract, or contracts, with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the identified performance obligations; and
●	Recognize revenue when, or as, the Company satisfies the performance obligations.

The Company combines contracts with the same customer into a single contract for accounting purposes when the contracts are entered into at or near the same time and the contracts are negotiated as a single commercial package, consideration in one contract depends on the other contract, or the services are considered a single performance obligation. If an arrangement involves multiple performance obligations, the items are analyzed to determine whether they are distinct, whether the items have value on a standalone basis and whether there is objective and reliable evidence of their standalone selling price. The total contract transaction price is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The standalone selling price is based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost-plus margin approach. The Company estimates the amount of total contract consideration it expects to receive for variable arrangements by determining the most likely amount it expects to earn from the arrangement based on the expected quantities of services it expects to provide and the contractual pricing based on those quantities. The Company only includes some or a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is subsequently resolved. The Company considers the sensitivity of the estimate, its relationship and experience with the client and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement.

As discussed in more detail below, revenue is recognized when a customer obtains control of promised goods or services under the terms of a contract and is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company typically does not have any material extended payment terms, as payment is due at or shortly after the time of the sale. Sales, value-added and other taxes collected concurrently with revenue producing activities are excluded from revenue.

The Company recognizes contract assets or unbilled receivables related to revenue recognized for services completed but not yet invoiced to the clients. Unbilled receivables are recorded as accounts receivable when the Company has an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when the Company invoices clients, or receives cash, in advance of performing the related services under the terms of a contract. Deferred revenue is recognized as revenue when the Company has satisfied the related performance obligation.

The Company defers costs to acquire contracts, including commissions, incentives and payroll taxes, if they are incremental and recoverable costs of obtaining a customer contract with a term exceeding one year. Deferred contract costs are reported within other assets and amortized to selling expense over the contract term, which generally ranges from one to five years. The Company has elected to recognize the incremental costs of obtaining a contract with a term of less than one year as a selling expense when incurred. The Company did not have any deferred contract costs as of September 30, 2021 or December 31, 2020.

Screen system sales

The Company typically recognizes revenue on the sale of its screen systems when control of the screen is transferred to the customer, usually at time of shipment. However, revenue is recognized upon delivery for certain international shipments with longer shipping transit time because control does not transfer to the customer until delivery. For contracts that are long-term in nature, the Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs. Under the percentage-of-completion method, revenue is recorded based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract. The cost of freight and shipping to the customer is recognized in cost of sales at the time of transfer of control to the customer.

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Digital equipment sales

The Company recognizes revenue on sales of digital equipment when the control of the equipment is transferred, which occurs at the time of shipment from the Company’s warehouse or drop-shipment from a third party. The Company typically records revenue for drop-shipment order on a gross basis as the Company (i) is responsible for fulfilling the order, (ii) has inventory risk, (iii) would be the receipt of any returned items and (iv) has discretion over pricing. The cost of freight and shipping to the customer is recognized in cost of sales at the time of transfer of control to the customer.

Field maintenance and monitoring services

The Company sells service contracts that provide maintenance and monitoring services to its customers. These contracts are generally 12 months in length. Revenue related to service contracts is recognized ratably over the term of the agreement.

In addition to selling service contracts, the Company also performs discrete time and materials-based maintenance and repair work for its customers. Revenue related to time and materials-based maintenance and repair work is recognized at the point in time when the performance obligation has been fully satisfied.

Installation services

The Company performs installation services for its customers and recognizes revenue upon completion of the installations.

Extended warranty sales

The Company sells extended warranties to its customers. When the Company is the primary obligor, revenue is recognized on a gross basis ratably over the term of the extended warranty. In third party extended warranty sales, the Company is not the primary obligor, and revenue is recognized on a net basis at the time of the sale.

The following tables disaggregate the Company’s revenue by major source for the nine months ended September 30, 2021 and September 30, 2020 (in thousands):

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Screen system sales	$6,680	$5,566
Digital equipment sales	3,890	4,529
Extended warranty sales	105	418
Other product sales	1,136	857
Total product sales	11,811	11,370
Field maintenance and monitoring services	3,630	3,136
Installation services	674	518
Other service revenues	91	123
Total service revenues	4,395	3,777
Total	$16,206	$15,147

The following tables disaggregate the Company’s revenue by the timing of transfer of goods or services to the customer for the nine months ended September 30, 2021 and September 30, 2020 (in thousands):

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Point in time	$13,733	$12,432
Over time	2,473	2,715
Total	$16,206	$15,147

At September 30, 2021, the unearned revenue amount associated with maintenance and monitoring services and extended warranty sales in which the Company is the primary obligor was $0.9 million, of which $0.8 million is expected to be recognized during the remainder of 2021 and $0.1 million is expected to be recorded during 2022. The amount expected to be recorded during the remainder of 2021 includes $0.2 million related to long-term projects that the Company’s uses the percentage-of-completion method to recognize revenue.

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4. Inventories

	September 30, 2021	December 31, 2020
Raw materials and components	$1,481	$1,584
Work in process	532	141
Finished goods	972	539
	$2,986	$2,264

The inventory balances are net of reserves of approximately $0.4 million as of both September 30, 2021 and December 31, 2020. The inventory reserves primarily related to the Company’s finished goods inventory.

5. Property, Plant and Equipment

Property, plant and equipment include the following (in thousands):

	September 30, 2021	December 31, 2020
Land	$50	$51
Buildings and improvements	6,727	6,681
Machinery and other equipment	4,694	4,636
Office furniture and fixtures	692	769
Construction in progress	134	154
Total property, plant and equipment, cost	12,297	12,291
Less: accumulated depreciation	(7,326)	(6,927)
Net property, plant and equipment	$4,971	$5,364

Depreciation expense approximated $0.5 million for each of the nine months ended September 30, 2021 and 2020.

6. Intangible Assets

Intangible assets consisted of the following at September 30, 2021 (dollars in thousands):

	Usefullife	Gross	Accumulated Amortization	Net
	(Years)
Software in service	5	$765	$(654)	$111
Product formulation	10	480	(459)	21
Total		$1,245	$(1,113)	$132

Intangible assets consisted of the following at December 31, 2020 (dollars in thousands):

	Useful life	Gross	Accumulated Amortization	Net
	(Years)
Software in service	5	$723	$(477)	$246
Product formulation	10	477	(444)	33
Total		$1,200	$(921)	$279

Intangible assets with definite lives are amortized over their useful lives. The Company recorded amortization expense relating to intangible assets of $0.2 million during each of the nine months ended September 30, 2021 and 2020.

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The following table shows the Company’s estimated future amortization expense related to intangible assets currently subject to amortization for the next five years (in thousands):

Remainder of 2021	$70
2022	56
2023	6
2024	-
2025	-
Thereafter	-
Total	$132

7. Goodwill

The following represents a summary of changes in the Company’s carrying amount of goodwill (in thousands):

Balance as of December 31, 2020	$938
Foreign currency translation adjustment	(1)
Balance as of September 30, 2021	$937

8. Accrued Expenses

The major components of current accrued expenses are as follows (in thousands):

	September 30, 2021	December 31, 2020
Employee-related	$1,038	$1,134
Warranty obligation	99	79
Interest and taxes	88	69
Other	264	187
Total	$1,489	$1,469

The major components of other long-term liabilities are as follows (in thousands):

	September 30, 2021	December 31, 2020
Deferred revenue	$3	$15
Deferred payroll taxes	78	79
Total	$81	$94

9. Income Taxes and Other Taxes

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The Company considers the scheduled reversal of taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. A cumulative loss in a particular jurisdiction in recent years is a significant piece of negative evidence with respect to the realizability that is difficult to overcome. Based on the available objective evidence including recent updates to the taxing jurisdictions generating income, the Company concluded that a valuation allowance should be recorded against the Company’s U.S. tax jurisdiction deferred tax assets as of September 30, 2021 and December 31, 2020, respectively.

As a result of the Tax Cuts and Jobs Act of 2017, all Federal net operating losses that are generated beginning January 1, 2018 and beyond will carryforward indefinitely. Under The Coronavirus Aid, Relief, and Economic Security Act CARES Act (the “CARES Act”), which was enacted in March 2020, a net operating loss from a tax year beginning in 2018, 2019, or 2020 can be carried back five years. Using the separate-return method, the Company does not have any gross net operating loss carryforwards for Federal tax purposes at September 30, 2021 or December 31, 2020. A net operating loss was generated during the year ended December 31, 2020. This net operating loss is presumed to be carried back to the 2015 and 2016 tax years to offset prior taxable income, resulting in a current tax benefit.

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The CARES Act made significant changes to Federal tax laws, including certain changes that were retroactive to the 2019 tax year. Changes in tax laws are accounted for in the period of enactment and the retroactive effects are recognized in these financial statements. There were no material income tax consequences of this enacted legislation on the reporting period of these financial statements.

The Consolidated Appropriations Act extended and expanded the availability of the CARES Act employee retention credit through June 30, 2021. Subsequently, the American Rescue Plan Act of 2021 (“ARP Act”), enacted on March 11, 2021, extended and expanded the availability of the employee retention credit through December 31, 2021, however, certain provisions apply only after December 31, 2020. This new legislation expanded the group of qualifying business to include businesses with fewer than 500 employees and those who previously qualified for the Paycheck Protection Program (the “PPP Loan”). The employee retention credit is calculated to be equal to 70% of qualified wages paid to employees after December 31, 2020, and before January 1, 2022. During calendar year 2021, a maximum of $10,000 in qualified wages for each employee per qualifying calendar quarter may be counted in determining the 70% credit. Therefore, the maximum tax credit that can be claimed by an eligible employer is $7,000 per employee per qualifying calendar quarter of 2021. The Company has determined that the qualifications for the credit were met in the first, second and third quarters of 2021. During the nine months ended September 30, 2021, the Company applied for total refunds of $1.6 million of payroll taxes previously paid and recognized a corresponding reduction in compensation expenses. Of the $1.6 million, $1.3 million was recorded within cost of services and $0.2 million was recorded within general and administrative expenses during the nine months ended September 30, 2021. The Infrastructure Investment and Jobs Act was signed into law November. 15, 2021, and ended the availability of the employee retention credit for the entire fourth quarter of 2021.

The Company is subject to possible examinations not yet initiated for Federal purposes for the fiscal years 2018 through 2020. In most cases, the Company has examinations open for foreign, state, or local jurisdictions based on the particular jurisdiction’s statute of limitations.

Estimated amounts related to underpayment of income taxes, including interest and penalties, are classified as a component of income tax expense in the combined statements of operations and were not material for the nine months ended September 30, 2021 and 2020. Amounts accrued for estimated underpayment of income taxes were zero as of September 30, 2021 and December 31, 2020.

10. Debt

The Company’s short-term debt consists of the following (in thousands):

	September 30, 2021	December 31, 2020
Short-term debt:
Strong/MDI 20-year installment loan	$2,727	$2,906
Strong/MDI 5-year equipment loan	334	393
Strong/MDI revolving credit facility	-	-
Total short-term debt	$3,061	$3,299

Strong/MDI Installment Loans

On September 5, 2017, Strong/MDI entered into a demand credit agreement, as amended and restated May 15, 2018, with a bank consisting of a revolving line of credit for up to CDN$3.5 million subject to a borrowing base requirement, a 20-year installment loan for up to CDN$6.0 million and a 5-year installment loan for up to CDN$0.5 million. On June 7, 2021, Strong/MDI entered into a demand credit agreement (the “2021 Credit Agreement”), which amended and restated the demand credit agreement dated as of September 5, 2017. The 2021 credit agreement consists of a revolving line of credit for up to CDN$2.0 million subject to a borrowing base requirement, a 20-year installment loan for up to CDN$5.1 million and a 5-year installment loan for up to CDN$0.5 million. Amounts outstanding under the line of credit are payable on demand and bear interest at the prime rate established by the lender. Amounts outstanding under the installment loans bear interest at the lender’s prime rate plus 0.5% and are payable in monthly installments, including interest, over their respective borrowing periods. The lender may also demand repayment of the installment loans at any time. The Strong/MDI credit facilities are secured by a lien on Strong/MDI’s Quebec, Canada facility and substantially all of Strong/MDI’s assets. The credit agreement requires Strong/MDI to maintain a ratio of liabilities to “effective equity” (tangible stockholders’ equity, less amounts receivable from affiliates and equity method investments) not exceeding 2 to 1, a current ratio (excluding amounts due from related parties) of at least 1.5 to 1 and minimum “effective equity” of CDN$4.0 million. There was CDN$3.5 million, or approximately $2.7 million, of principal outstanding on the 20-year installment loan as of September 30, 2021, which bears variable interest at 2.95%. There was CDN$0.4 million, or approximately $0.3 million, of principal outstanding on the 5-year installment loan as of September 30, 2021, which also bears variable interest at 2.95%. Strong/MDI was in compliance with its debt covenants as of September 30, 2021.

As discussed in Note 14, Strong/MDI’s manufacturing facility is not expected to transfer to the Company as part of the offering. The 20-year installment loan, which is collateralized by the manufacturing facility, is also not expected to be transferred to the Company. The Company intends to enter into a new revolving line of credit prior to the offering.

11. Compensation and Benefit Plans

Retirement Plan

Ballantyne sponsors a defined contribution 401(k) plan (the “401(k) Plan”) for all eligible employees in the United States. Pursuant to the provisions of the 401(k) Plan, employees may defer up to 100% of their compensation. Ballantyne matches 50% of the amount deferred up to 6% of their compensation. The contributions made to the 401(k) Plan by Ballantyne were approximately $0.1 million during each of the nine months ended September 30, 2021 and 2020. The employees of Strong Global Entertainment, Inc. will continue to participate in Ballantyne’s plans after the initial public offering.

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12. Leases

The Company leases office and warehouse facilities and equipment under operating and finance leases. The Omaha office space lease expired in November 2021, and the warehouse lease expires in May 2022. Subsequent to September 30, 2021, the Company entered into a new lease agreement expiring in February 2027 and intends to consolidate the Omaha office and warehouse into a single facility. The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Right-of-use assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. Certain of the leases contain extension options; however, the Company has not included such options as part of its right-of-use assets and lease liabilities because it does not expect to extend the leases. The Company measures and records a right-of-use asset and lease liability based on the discount rate implicit in the lease, if known. In cases where the discount rate implicit in the lease is not known, the Company measures the right-of-use assets and lease liabilities using a discount rate equal to the Company’s estimated incremental borrowing rate for loans with similar collateral and duration.

The Company elected to not apply the recognition requirements of Topic 842 to leases of all classes of underlying assets that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Instead, lease payments for such short-term leases are recognized in operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company elected, as a lessee, for all classes of underlying assets, to not separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component.

The following tables present the Company’s lease costs and other lease information (dollars in thousands):

Lease cost	Nine Months Ended
	September 30, 2021	September 30, 2020
Finance lease cost:
Amortization of right-of-use assets	$3	$3
Interest on lease liabilities	-	1
Operating lease cost	70	87
Short-term lease cost	42	40
Net lease cost	$115	$131

Other information	Nine Months Ended
	September 30, 2021	September 30, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$1
Operating cash flows from operating leases	$79	$146
Financing cash flows from finance leases	$3	$3

As of September 30, 2021
Weighted-average remaining lease term - finance leases (years)	0.2
Weighted-average remaining lease term - operating leases (years)	0.5
Weighted-average discount rate - finance leases	13.2%
Weighted-average discount rate - operating leases	4.8%

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The following table presents a maturity analysis of the Company’s operating and finance lease liabilities as of September 30, 2021 (in thousands):

	Operating Leases	Finance Leases
Remainder of 2021	$19	$1
2022	15	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	-	-
Total lease payments	34	1
Less: Amount representing interest	-	-
Present value of lease payments	34	1
Less: Current maturities	(34)	(1)
Lease obligations, net of current portion	$-	$-

13. Commitments, Contingencies and Concentrations

Concentrations

The Company’s top ten customers accounted for approximately 48% and 50% of combined net revenues during the nine months ended September 30, 2021 and September 30, 2020, respectively. Trade accounts receivable from these customers represented approximately 55% and 52% of net combined receivables at September 30, 2021 and December 31, 2020, respectively. One of the Company’s customers accounted for more than 10% of its combined net revenues during the nine months ended September 30, 2021, and two customers accounted for more than 10% of the Company’s net combined receivables as of September 30, 2021. One of the Company’s customers accounted for more than 10% of its combined net revenues during the nine months ended September 30, 2020. While the Company believes its relationships with such customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from the Company’s significant customers could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which the Company sells its products.

Litigation

In the ordinary course of our business operations, we are involved, from time to time, in certain legal disputes. Ballantyne and certain of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims based principally on allegations of past distribution of commercial lighting products containing wiring that may have contained asbestos. Each case names dozens of corporate defendants in addition to Ballantyne. In the Company’s experience, a large percentage of these types of claims have never been substantiated and have been dismissed by the courts. Ballantyne has not suffered any adverse verdict in a trial court proceeding related to asbestos claims and intends to continue to defend these lawsuits. The Company intends to indemnify Ballantyne for future losses, if any, that may be incurred in connection with the personal injury lawsuits and past claims. When appropriate, Ballantyne may settle certain claims. The Company does not expect the resolution of these cases to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Insurance Recoveries

During February 2019, one portion of Strong/MDI’s Quebec, Canada facility sustained damage as a result of inclement weather. The Company has property and casualty and business interruption insurance and has made claims for reimbursement of incurred costs of the affected portion of the facility and compensation for the Company’s business interruption losses. During the third quarter of 2020, the Company reached a settlement with its insurance company which resolved all contingencies related to its business interruption claim, which resulted in an insurance recovery gain of approximately $2.8 million, which is included within Other income, net on the combined statements of operations.

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14. Related Party Transactions

Related Party Transactions

Immediately prior to the completion of the offering, we and Ballantyne intend to enter into a management services agreement that will provide a framework for our ongoing relationship with Ballantyne, whereby which Ballantyne will provide certain services to us, which could include information technology, legal, finance and accounting, human resources, tax, treasury, and other services. Pursuant to the Management Services Agreement, Ballantyne will charge us a fee that is based on its actual costs for those services in the future.

The Company manufactures its screens in an approximately 80,000 square-foot facility near Montreal, Quebec, Canada, which is owned by Strong/MDI. The facility is not expected to be transferred to the Company as part of the transactions contemplated in connection with the offering. Immediately prior to the completion of the offering, the Company and Strong/MDI intend to enter into a long-term lease agreement covering the Company’s continued use of the facility.

Allocation of Corporate Expenses

The operating results of Strong Global Entertainment have historically been disclosed as a reportable segment within the consolidated financial statements of Ballantyne enabling identification of directly attributable transactional information, functional departments and headcount. The combined balance sheet was primarily derived by reference to one of, or a combination of, Strong Global Entertainment transaction-level information, functional department or headcount. Revenue and Cost of revenue were derived from transactional information specific to Strong Global Entertainment products and services. Directly attributable operating expenses were derived from activities relating to Strong Global Entertainment functional departments and headcount. Certain additional costs, including compensation costs for corporate employees, have been allocated from Ballantyne. The allocated costs for corporate functions included, but were not limited to, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing activities, shared facilities and other shared services, which are not provided at the Strong Global Entertainment level. These costs were allocated on a basis of revenue, headcount or other measures Strong Global Entertainment has determined as reasonable.

The combined statements of operations of the Company reflect allocations of general corporate expenses from Ballantyne including expenses related to corporate services, such information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing, shared facilities and other shared services. These costs were allocated based on a basis of revenue, headcount, or other measures the Company has determined as reasonable. These allocations are primarily reflected within operating expenses in the combined statements of operations. The amount of these allocations from Ballantyne for the nine months ended September 30, 2021 and September 30, 2020 was $0.8 million and $1.0 million, respectively, all of which related to general and administrative expense. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented.

15. Subsequent Events

The Company has evaluated its subsequent events from September 30, 2021 through the date these combined financial statements were issued on December 23, 2021. Other than the item discussed in Note 12, the Company has determined that there are no other subsequent events requiring disclosure in these combined financial statements.

F-41

              Common Shares

Strong Global Entertainment, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

         , 2022

Through and including             , 2022 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE American listing fee.

SEC registration fee	$
FINRA filing fee	$
Initial NYSE American listing fee	$
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent’s and registrar’s fees and expenses	$	*
Printing and engraving expenses	$	*
Non-accountable expenses to underwriters	$	*
Miscellaneous fees	$	*
Total	$	*

*To be filed by amendment.

Item 14. Indemnification of Directors and Officers

The BCBCA provides that a company may indemnify (i) a current or former director or officer of that company; (ii) a current or former director or officer of another company if, at the time such individual held such office, such company was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all judgments, penalties or fines, or amounts paid to settle a proceeding or an action, in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person (an “eligible proceeding”), unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct in respect of which proceeding was brought was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its Articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding, but only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application of an indemnifiable person or us, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, the Registrant’s Articles require the Registrant to indemnify its directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit it to indemnify any person to the extent permitted by the BCBCA.

The Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Articles, as amended, and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought.

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The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain conditions of us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits

(a) Exhibits.

The following list describes the exhibits filed as part of this registration statement:

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT
1.1*	Form of Underwriting Agreement.
3.1	Notice of Articles of Registrant, dated November 9, 2021.
3.2	Articles of Registrant, dated November 9, 2021.
3.3	Form of Notice of Alteration of Registrant.
3.4	Form of Articles of Registrant, as amended and consolidated for reference.
4.1*	Specimen Common Share Certificate.
4.2*	Form of Representative’s Warrant (included in Exhibit 1.1).
5.1	Form of Opinion of Gowling WLG (Canada) LLP.
5.2	Form of Opinion of Loeb & Loeb LLP.
10.1	Authorized Reseller Agreement, dated as of January 21, 2010, between Ballantyne Strong, Inc. and NEC Display Solutions of America, Inc.
10.2*	Form of Assignment Agreement between Ballantyne Strong, Inc., NEC and Strong Technical Services, Inc.
10.3	Demand Credit Agreement, dated as of June 7, 2021, between Canadian Imperial Bank of Commerce and Strong/MDI Screen Systems Inc.
10.4*	Form of Loan Transfer Agreement between Canadian Imperial Bank of Commerce, Strong/MDI Screen Systems Inc. and Strong/MDI Screen Systems Inc.
10.5*	Form of Indemnity Agreement between Registrant and its officers and directors.
10.6*	Form of Master Asset Purchase Agreement.
10.7*	Form of IP Assignment Agreement.
10.8*	Form of Ballantyne Asset Transfer Agreement.
10.9*	Form of Ballantyne IP Assignment Agreement.
10.10*	Form of Share Transfer Agreement.
10.11*	Form of Management Services Agreement.
10.12*	Form of Lease Agreement between Strong/Mdi Screen Systems, Inc. and Strong/Mdi Screen Systems, Inc.
10.13+	Form of 2021 Share Compensation Plan.
10.14*+	Form of Employment Agreement between Registrant and Mark D. Roberson.
10.15*+	Form of Employment Agreement between Registrant and Todd R. Major.
10.16*+	Form of Employment Agreement between Registrant and Ray F. Boegner.
14.1	Form of Code of Business Conduct and Ethics.
21.1*	List of Subsidiaries of Registrant.
23.1	Form of Consent of Gowling WLG (Canada) LLP (included in Exhibit 5.1).
23.2	Form of Consent of Loeb & Loeb LLP. (included in Exhibit 5.2).
23.3*	Consent of Haskell & White LLP.
23.4*	Consent of .
23.5*	Consent of .
23.6*	Consent of .
23.7*	Consent of .
23.8*	Consent of .
24*	Power of Attorney (included on signature page to this registration statement).

* To be filed by amendment.

+ Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

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Item 17. Undertakings

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act, as amended;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

1.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to the Rule 424;

2.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

3.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

4.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8) Provide to the underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

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SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement or amendment to be signed on its behalf by the undersigned, in Charlotte, North Carolina, on              , 2021.

STRONG GLOBAL ENTERTAINMENT, INC.

Date: , 2021	By:
Mark D. Roberson, Chief Executive Officer (Principal Executive Officer)

By:
Todd R. Major, Chief Financial Officer (Principal Accounting Officer, Principal Financial Officer)

POWER OF ATTORNEY

We, the undersigned officers and directors of Strong Global Entertainment, Inc. hereby severally constitute and appoint Mark D. Roberson and Todd R. Major, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

/s/	Date: , 2021
Mark D. Roberson, Chief Executive Officer, Director
(Principal Executive Officer)

/s/	Date: , 2021
Todd R. Major, Chief Financial Officer, Director
(Principal Accounting and Financial Officer)

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